    As filed with the Securities and Exchange Commission on June 9, 1997
                                                           REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                           SYNTHETIC INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)

                            ------------------------

           DELAWARE                           2221                    58-1049400
(State or other jurisdiction of   (Primary Standard Industrial     (I.R.S. Employer
incorporation or organization)     Classification Code Number)   Identification No.)

                            ------------------------

                              309 LAFAYETTE ROAD
                           CHICKAMAUGA, GEORGIA 30707
                                 (706) 375-3121
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                            ------------------------

                                 LEONARD CHILL
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           SYNTHETIC INDUSTRIES, INC.
                               309 LAFAYETTE ROAD
                           CHICKAMAUGA, GEORGIA 30707
                                 (706) 375-3121
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                          COPIES OF COMMUNICATIONS TO:

                              MARK ZVONKOVIC, ESQ.
                                KING & SPALDING
                              120 WEST 45TH STREET
                            NEW YORK, NEW YORK 10036
                                 (212) 556-2100

                            ------------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: As soon as practicable after this Registration Statement is declared effective and the Plan of Withdrawal and Dissolution referred to in the Joint Proxy Statement and Prospectus forming a part of this Registration Statement is approved.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with
General Instruction G, check the following box:   [ ]

                        CALCULATION OF REGISTRATION FEE

================================================================================================================================
                                                                             PROPOSED           PROPOSED
                                                                             MAXIMUM            MAXIMUM
                                                      AMOUNT TO BE        OFFERING PRICE       AGGREGATE           AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED   REGISTERED (1)        PER UNIT (2)    OFFERING PRICE (2)   REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------------------
 Common Stock, par value $1.00 per share, of
 Synthetic Industries, Inc.                            5,781,250           $18.69           $108,051,563         $32,743
================================================================================================================================

(1) Represents all of the shares of Common Stock held by Synthetic Industries, L.P. that may be distributed to its Partners pursuant to the Plan of Withdrawal and Dissolution referred to in the Joint Proxy Statement and Prospectus forming a part of this Registration Statement.
(2) Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(f) under the Securities Act of 1933, as amended, based upon the average of the high and low prices of the Common Stock on the Nasdaq National Market on June 3, 1997.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                           SYNTHETIC INDUSTRIES, L.P.
                               309 LaFayette Road
                           Chickamauga, Georgia 30707
                                 (706) 375-3121
                                                                   _______, 1997

Dear Limited Partners of Synthetic Industries, L.P.:

      You are cordially invited to attend a Special Meeting of the Partners of the Partnership, to be held on ______, 1997 at [place] at 10:00 a.m. local time. At this important meeting, you will be asked to approve a Plan of Withdrawal and Dissolution for the Partnership.

      As you know, we have been working on a plan by which you may choose in the manner provided by the Plan to convert promptly some or all of your Partnership interest into cash or to remain in the Partnership during a dissolution period, after which you will be distributed shares of the Common Stock of Synthetic underlying any Partnership interests you continue to own. You may also elect a combination of these two choices. The accompanying Proxy Statement and Prospectus fully describes the Plan. I encourage you to read the Proxy Statement and Prospectus carefully.

      The main elements of the Plan are as follows:

      o You will be given an opportunity to decide, anytime before the Special Meeting, to withdraw some or all (or none) of the shares of Common Stock currently held by the Partnership which underlie your Units.

      o All withdrawn shares must be included in an underwritten sale to be commenced promptly after approval of the Plan. Upon completion of the underwritten sale, you will promptly receive cash for your withdrawn shares. The price received will be determined by, among other things, market conditions, recent market prices for the Common Stock, the discount sometimes accorded secondary offerings and demand for the withdrawn shares. The price will be subject to approval by a Pricing Committee which will not permit the sale of your withdrawn shares unless it deems the price to be reasonable in light of the then current market conditions.

      o The Company and the underwriters will attempt to complete the underwritten sale as soon as possible after the Plan is approved. However, if it cannot be completed within 180 days after approval, your withdrawn shares will be immediately distributed to you and you will be free to hold them, or, unless you are an affiliate of Synthetic, sell them through your broker.

      o Shares that are not withdrawn will remain in the Partnership for 270 days after the sale or distribution of the withdrawn shares, and then will be distributed to you in one or more distributions over the following year. After shares are distributed to you, you will be free to hold them or sell them through your broker, unless you are an affiliate of Synthetic.

      The General Partner recommends that Limited Partners vote their Units in favor of the Plan for the following reasons:

      o The Plan offers all Limited Partners the opportunity to choose among the widest possible range of alternatives while preserving to the extent possible the market value of the shares of Common Stock that the Partnership owns. A Limited Partner may choose a combination of approaches by electing withdrawal for a portion of the shares underlying his interest and receiving the remainder of his underlying shares in the subsequent dissolution.

      o For Limited Partners who want to liquidate their Units immediately, the Plan offers an opportunity to receive cash in a timely manner that is based on a current market value for the Common Stock underlying those Units.

      o The sale of Common Stock necessary to provide cash for Limited Partners who elect withdrawal will be raised through an orderly sales process designed to optimize the price received for the Common Stock and minimize any disruption of the markets for those choosing to continue to hold their interest.

      o For Limited Partners who wish to retain the investment they now hold in Synthetic through their ownership of Units, the Plan, when the dissolution begins, will provide them with increased liquidity for their investment and a determinable public market value therefor.

      o There is no business purpose or benefit to investors holding publicly traded shares of a single corporation in a partnership. The Plan will result in the elimination of the cost and inefficiency of maintaining such a partnership entity and the simplification of tax reporting for all Limited Partners.

      Patricof & Co., the Partnership's financial advisor, delivered to the Partnership on the date of mailing of this Proxy Statement and Prospectus its written opinion to the effect that, as of the date of such opinion and subject to certain matters stated therein, the implementation of the Plan is fair, from a procedural point of view, to the Limited Partners.

      The General Partner will not receive any compensation with respect to the Plan and will be entitled to receive under the Plan only its pro rata partner interest in the underlying Common Stock, as provided by the Partnership Agreement. In order to maintain the ratio of the General Partner's interest to the Limited Partners' interest, the Plan requires the General Partner to withdrawn the same pro rata percentage of its interest as Limited Partners elect to withdraw, but the General Partner will not be permitted to participate in the underwritten sale and must continue to hold any Common Stock it withdraws until the Partnership is completely dissolved.

      In accordance with the terms of the Partnership Agreement, the Plan must be approved by Limited Partners holding at least a majority of the outstanding Units. It is important that your Unit(s) be represented at the Special Meeting, regardless of the number you hold. A failure to vote is the same as a vote "Against" the Plan. Therefore, please fill in, sign, date and return your proxy card as soon as possible, whether or not you plan to attend the Special Meeting. This will not prevent you from later voting your Unit(s) in person if you choose to attend the Special Meeting.

      Limited Partners who desire to elect withdrawal with respect to all or a portion of their interest must (1) vote all of their Units in favor of the Plan, and (2) properly complete the enclosed Withdrawal Election Agreement and return it to ___________________ by 5:00 p.m. on _______________, 1997, as
instructed in the accompanying Proxy Statement and Prospectus.

      As soon as practicable after approval of the Plan, Limited Partners will be provided with a notice regarding such approval and additional instructions about the underwritten sale and/or the distribution.

      Questions and requests for assistance may be directed to D.F. King & Co., Inc., the Solicitation Agent, at 77 Water Street, New York, New York, 10005, telephone (800) 669-5550. Additional copies of the Joint Proxy Statement and Prospectus and related materials may be obtained from the Solicitation Agent.

                                        Sincerely,

                                        SYNTHETIC INDUSTRIES, L.P.

                           SYNTHETIC INDUSTRIES, L.P.
                               309 LaFayette Road
                           Chickamauga, Georgia 30707
                        Telephone Number: (706) 375-3121

                          ___________________________

                     NOTICE OF SPECIAL MEETING OF PARTNERS
                           TO BE HELD ________, 1997

                          ___________________________

To the Limited Partners of
      Synthetic Industries, L.P.:

      NOTICE IS HEREBY GIVEN that a Special Meeting (the "Special Meeting") of the Partners of Synthetic Industries, L.P., a Delaware Limited Partnership (the "Partnership"), has been called by SI Management L.P., the General Partner of the Partnership (the "General Partner"), and will be held at ________________ on ______________, 1997, at 10:00 a.m. local time, and thereafter as it may from time to time be adjourned or postponed, to approve a Plan of Withdrawal and Dissolution (the "Plan") for the Partnership. The Plan, which must be approved by Limited Partners holding a majority in interest of the outstanding limited partnership units (the "Units"), provides for (1) a withdrawal (the "Withdrawal") by Limited Partners of all or a specified portion of the shares (the "Shares") of common stock, par value $1.00 per share (the "Common Stock"), of Synthetic Industries, Inc., a Delaware corporation, currently held by the Partnership and (2) the subsequent dissolution of the Partnership through one or more liquidating distributions of the portion of the Shares remaining in the Partnership after the Withdrawal. Limited Partners who choose the Withdrawal must participate in an underwritten sale (the "Underwritten Sale") of the Withdrawn Shares promptly following adoption of the Plan.

      A copy of the Plan is attached to the accompanying Joint Proxy Statement and Prospectus as Annex A. The Proxy Statement and Prospectus and Annexes thereto form a part of this Notice.

      Only holders of record of Units as of the close of business on _______, 1997 are entitled to notice of, and to vote at, the Special Meeting and any adjournment or postponement thereof.

      To ensure that your Unit(s) are represented, you are urged to please fill in, sign, date and return the enclosed proxy card promptly in the enclosed postage paid envelope. You may revoke your proxy at any time before it is voted at the Special Meeting. All Units will be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated, such Units will be voted for approval of the Plan. If you attend the Special Meeting, you may vote your Unit(s) in person.

      Limited Partners who desire to elect Withdrawal with respect to all or a portion of the Shares underlying their Units and to participate in the Underwritten Sale must (1) vote all of their Units in favor of the Plan and (2) properly complete the enclosed Withdrawal Election Agreement and return it in the enclosed postage paid envelope as instructed in the accompanying Joint Proxy Statement and Prospectus.

                                        SI MANAGEMENT, L.P.,
                                        General Partner

______________________, 1997            By: ___________________________

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement and prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such State.

                   Subject to Completion, dated June 9, 1997

                           SYNTHETIC INDUSTRIES, L.P.
                           SYNTHETIC INDUSTRIES, INC.

                      JOINT PROXY STATEMENT AND PROSPECTUS

         This joint proxy statement and prospectus (the "Proxy Statement/Prospectus") is furnished in connection with (1) the adoption of a plan of withdrawal and dissolution (the "Plan") for Synthetic Industries, L.P. (the "Partnership") and (2) the distribution in several installments by the Partnership as a part of the Plan of 5,781,250 shares (the "Shares") of common stock, par value $1.00 per share (the "Common Stock"), of Synthetic Industries, Inc., a Delaware corporation (the "Company"), currently owned by the Partnership. The Shares constitute approximately 67% of the total number of shares of Common Stock currently issued and outstanding. The Common Stock is quoted on the Nasdaq National Market under the symbol "SIND."

         This Proxy Statement/Prospectus is being sent by SI Management L.P., the sole general partner (the "General Partner") of the Partnership, to the limited partners ("Limited Partners") of the Partnership, in connection with the solicitation of proxies (each, a "Proxy") to be voted at a special meeting (the "Special Meeting") of Limited Partners in Chickamauga, Georgia on ____________, 1997 (the "Meeting Date"), and at any adjournment or postponement thereof. At the Special Meeting, Limited Partners will vote upon the Plan that, if approved by Limited Partners holding a majority of the outstanding limited partnership units (the "Units") of the Partnership in accordance with the Partnership Agreement and certain other conditions are satisfied or waived, will result in (1) a withdrawal (the "Withdrawal") by Limited Partners of all or a specified portion of the Shares (the "Withdrawn Shares") from the Partnership and (2) the subsequent dissolution of the Partnership (the "Dissolution") through one or more liquidating distributions (each, a "distribution" and, collectively, the "Distribution") of the portion of the Shares remaining in the Partnership after the Withdrawal (the "Remaining Shares"). Limited Partners who choose the Withdrawal must participate in an underwritten sale (the "Underwritten Sale") of the Withdrawn Shares promptly following the adoption of the Plan. The Plan will be conditioned upon, among other things, the approval of the Plan in accordance with the Partnership Agreement by Limited Partners holding a majority of the outstanding Units. The number of distributions that compose the Distribution and the dates on which such distributions are made will depend upon the number of Shares that constitute the Remaining Shares; however, in no event shall the first such distribution occur prior to the 270th day after the completion of the Underwritten Sale or, if the Underwritten Sale does not occur, the 270th day following the distribution of the Withdrawn Shares. Complete details of the Plan are set forth in this Proxy Statement/Prospectus under the caption "The Plan of Withdrawal and Dissolution."

         The General Partner recommends that Limited Partners vote their Units in favor of the Plan because the General Partner believes that the consummation of the Plan will offer desirable investment options for all Limited Partners. See "The Plan of Withdrawal and Dissolution."

         THE PLAN INVOLVES CERTAIN ADDITIONAL FACTORS THAT SHOULD BE CONSIDERED BY ALL LIMITED PARTNERS. THE EFFECTS OF THE PLAN MAY DIFFER FOR EACH LIMITED PARTNER AND MAY BE DISADVANTAGEOUS TO SOME, DEPENDING UPON THEIR INDIVIDUAL CIRCUMSTANCES AND INVESTMENT OBJECTIVES. IN PARTICULAR, LIMITED PARTNERS SHOULD CONSIDER, AMONG OTHER FACTORS DESCRIBED HEREIN, THAT:

         o LIMITED PARTNERS WHO SELL WITHDRAWN SHARES WILL FOREGO ANY POTENTIAL INCREASE IN THE VALUE OF SUCH WITHDRAWN SHARES AS A RESULT OF THE POSSIBLE GROWTH OF THE COMPANY'S BUSINESS OR OTHERWISE.

         o IF A LARGE NUMBER OF HOLDERS OF COMMON STOCK WERE TO OFFER THEIR SHARES FOR SALE AFTER THE ADOPTION OF THE PLAN, OR IF THE UNDERWRITTEN SALE DOES NOT OCCUR AND A SIGNIFICANT NUMBER OF WITHDRAWN SHARES ARE SOON THEREAFTER OFFERED FOR SALE, THE MARKET PRICE OF THE COMMON STOCK COULD DECLINE SUBSTANTIALLY ABSENT A CORRESPONDING DEMAND FOR COMMON STOCK FROM INSTITUTIONAL AND RETAIL INVESTORS. THE MARKET VALUE OF THE

                                                        (continued on next page)

                                 ----------

           INVESTORS SHOULD CAREFULLY CONSIDER THE RISKS SET FORTH ON PAGE __ UNDER THE CAPTION "RISK FACTORS."

                                 ----------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                  JOINT PROXY STATEMENT AND PROSPECTUS. ANY
                       REPRESENTATION TO THE CONTRARY
                           IS A CRIMINAL OFFENSE.

                                 ----------

    The date of this Joint Proxy Statement and Prospectus is _________, 1997

                 REMAINING SHARES SUBSEQUENTLY DISTRIBUTED DURING THE DISSOLUTION COULD BE ADVERSELY AFFECTED.

         o ALL COSTS AND EXPENSES TO BE INCURRED BY THE PARTNERSHIP IN CONNECTION WITH THE PLAN, ESTIMATED TO BE APPROXIMATELY $__, WILL BE PAID BY THE PARTNERSHIP WHETHER OR NOT THE PLAN IS APPROVED. AN ADDITIONAL $___ IS EXPECTED TO BE PAID BY THE PARTNERSHIP ONLY IF THE PLAN IS APPROVED.

         IN ACCORDANCE WITH THE PARTNERSHIP AGREEMENT, THE PLAN REQUIRES THE APPROVAL OF LIMITED PARTNERS HOLDING A MAJORITY IN INTEREST OF THE OUTSTANDING UNITS. SEE "VOTING AND PROXY INFORMATION." SUCH APPROVAL WILL BIND ALL LIMITED PARTNERS REGARDLESS OF WHETHER SOME FAIL TO VOTE IN FAVOR OF THE PLAN. FAILURE TO FORWARD A PROXY OR TO VOTE IN PERSON AT THE SPECIAL MEETING WILL HAVE THE SAME EFFECT AS IF A LIMITED PARTNER HAD VOTED AGAINST THE PLAN.

         THIS PROXY STATEMENT/PROSPECTUS IS ALSO BEING FURNISHED TO LIMITED PARTNERS AS A PROSPECTUS IN CONNECTION WITH THE DISTRIBUTION OF SHARES TO LIMITED PARTNERS IN ACCORDANCE WITH THE PLAN.

         SEE "SUMMARY--BACKGROUND AND PURPOSES OF THE PLAN."

         This Proxy Statement/Prospectus and the related form of Proxy and Withdrawal Election Agreement are first being sent to Limited Partners on or about _________, 1997.

         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE PARTNERSHIP, THE GENERAL PARTNER OR THE COMPANY. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY SALES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE PARTNERSHIP OR THE COMPANY SINCE THE DATE HEREOF.

         THE COMPANY WILL PROVIDE WITHOUT CHARGE, ON THE WRITTEN REQUEST OF ANY PERSON TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1996, INCLUDING THE FINANCIAL STATEMENTS. WRITTEN REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO JOSEPH SINICROPI, CHIEF FINANCIAL OFFICER AND SECRETARY OF SYNTHETIC INDUSTRIES, INC., 309 LAFAYETTE ROAD, CHICKAMAUGA, GEORGIA 30707.

                             AVAILABLE INFORMATION

         The Partnership and the Company are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's Regional Offices in New York (Seven World Trade Center, 13th Floor, New York, New York 10048), and Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661). Copies of these materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such reports, proxy statements and other information may be electronically accessed at the Commission's site on the World Wide Web located at http://www.sec.gov. Such reports, proxy statements and other information concerning the Company may also be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

         This Proxy Statement/Prospectus constitutes a part of a registration statement on Form S-4 (together with all amendments thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Proxy Statement/Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits and schedules filed therewith for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of any contract, agreement or other document are not necessarily complete and, in each instance, reference is made to the copy of such document filed or incorporated by reference as an exhibit to the Registration Statement or otherwise filed by the Company with the Commission and each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules thereto may be inspected and copied at the public reference facilities maintained by the Commission at the addresses set forth above.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This Proxy Statement/Prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this Prospectus, including, without limitation, statements under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" regarding the Company's financial position, business strategy and plans and objectives of management of the Company for future operations, constitute forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Cautionary statements describing important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the caption "Risk Factors" and elsewhere in this

Prospectus, including, without limitation, in conjunction with the forward-looking statements included in this Prospectus. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such cautionary statements.

                               TABLE OF CONTENTS


                                                                          PAGE
                                                                          ----
AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . .   3

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS . . . . . . . . . . . .   3

SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7

RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14

THE PLAN OF WITHDRAWAL AND DISSOLUTION  . . . . . . . . . . . . . . . . .  18

PROXY AND WITHDRAWAL ELECTION PROCEDURES  . . . . . . . . . . . . . . . .  26

THE PARTNERSHIP . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28

THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29

CAPITALIZATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30

COMMON STOCK PRICE RANGE AND DIVIDENDS  . . . . . . . . . . . . . . . . .  31

SELECTED CONSOLIDATED FINANCIAL INFORMATION . . . . . . . . . . . . . . .  32

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS . . . . . . . . . . . . .  34

BUSINESS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42

MANAGEMENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  55

PRINCIPAL STOCKHOLDERS  . . . . . . . . . . . . . . . . . . . . . . . . .  62

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS  . . . . . . . . . . . . .  64

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS . . . . . . . . .  65

DESCRIPTION OF CAPITAL STOCK  . . . . . . . . . . . . . . . . . . . . . .  69

SUMMARY OF CERTAIN PROVISIONS OF THE PARTNERSHIP AGREEMENT  . . . . . . .  71

SUMMARY COMPARISON OF RIGHTS OF UNITS AND COMMON STOCK  . . . . . . . . .  74

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  78

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  78

SYNTHETIC INDUSTRIES, INC.INDEX TO CONSOLIDATED FINANCIAL STATEMENTS  . .  F-1

ANNEX A -- Form of Agreement and Plan of Withdrawal and Dissolution . . .  A-1

ANNEX B -- Fairness Opinion . . . . . . . . . . . . . . . . . . . . . . .  B-1

                                    SUMMARY

         This summary is not intended to be complete and is qualified in all respects by the more detailed information appearing elsewhere in this Proxy
Statement/Prospectus.   The terms "SI" and the "Company" refer to Synthetic
Industries, Inc. and its subsidiaries, unless otherwise stated or indicated by the context. References to a "fiscal" year refer to the Company's fiscal year which ends September 30 (e.g., "fiscal 1996" means the Company's fiscal year ended September 30, 1996). Limited Partners are urged to review carefully the entire Proxy Statement/Prospectus.

SYNTHETIC INDUSTRIES, L.P.

         Synthetic Industries, L.P. (the "Partnership") is a Delaware limited partnership formed in 1986 for the purpose of acquiring all of the capital stock (the "Common Stock") of Synthetic Industries, Inc., a Delaware corporation (the "Company"). Since its organization in 1986 the Partnership has conducted no business other than owning and voting the Common Stock. On November 1, 1996, the Company completed a public offering of Common Stock, as a result of which the Partnership currently owns 5,781,250 shares (the "Shares"), or approximately 67%, of the issued and outstanding shares of Common Stock.

         The sole general partner of the Partnership is SI Management L.P. (the "General Partner"), which owns 1% of the total issued partner interest in the Partnership. The remaining 99% partner interest is divided into 800 limited partner interests ("Units"), which are held by approximately 1,850 limited partners (the "Limited Partners"). The sole general partner of the General Partner is Synthetic Management G.P., which acquired its general partner interest in 1993. The principal executive offices of the Partnership and the General Partner are located at 309 LaFayette Road, Chickamauga, Georgia 30707, and their telephone number is (706) 375-3121.

SYNTHETIC INDUSTRIES, INC.

         The Company is a Delaware corporation founded in 1969 to produce polypropylene-based primary carpet backing. Since that time the Company's business has expanded into the manufacturing and sale of a full line of polypropylene- based industrial fabrics, specialty yarns and geotextiles. As a result of its public offering of Common Stock in November 1996, the Company currently has 8,656,250 shares of Common Stock outstanding. The Common Stock trades under the symbol "SIND" on the Nasdaq National Market.

         The principal executive office of the Company is located at 309 LaFayette Road, Chickamauga, Georgia 30707, and its telephone number is (706) 375-3121.

THE PLAN OF WITHDRAWAL AND DISSOLUTION

         Under the Plan of Withdrawal and Dissolution (the "Plan"), the Limited Partners are being given the opportunity to choose between selling some or all of their investment for cash based upon a value determined by the public markets in an orderly underwritten public offering or continuing to hold some or all of their investment in the Company's business by means of freely tradeable shares of Common Stock. If a Limited Partner elects to withdraw part or all of such Limited Partner's interest from the Partnership (the "Withdrawal"), the Shares underlying such interest will be distributed to such Limited Partner and must be included in an underwritten offering (the "Underwritten Sale") that the Company will attempt to consummate within 180 days after the approval of the Plan. If the Underwritten Sale is consummated, such Shares will be promptly sold and the Limited Partner will receive cash in exchange therefor. If the Underwritten Sale is not consummated, such Shares will be distributed to the Limited Partner. If a Limited Partner elects to retain an investment in the Company, such Limited Partner will receive Shares over time through an orderly distribution pursuant to a dissolution of the Partnership (the "Dissolution"). A Limited Partner may elect Withdrawal with respect to a specified portion of his interest and to receive Shares in the Dissolution with respect to the remainder.

         If the Plan is approved, each Limited Partner will be bound by that approval even though the Limited Partner, individually, may not have voted for the Plan or may have abstained. Limited Partners will not have any statutory rights of appraisal, dissenters' or similar rights in connection with the Plan.

         The Withdrawal Election

         Pursuant to an Agreement and Plan of Withdrawal and Dissolution, dated as of ______, 1997, between the Partnership and the Company (the "Agreement"), if the Plan is approved and implemented, each Limited Partner may at any time prior to the Special Meeting elect to withdraw from the Partnership (the "Withdrawal Election") the shares of Common Stock underlying all or a specified portion of the Units held by such Limited Partner (the "Withdrawn Shares"). Limited Partners who make a Withdrawal Election (the "Withdrawal Election Partners") must participate in the Underwritten Sale with respect to all of their Withdrawn Shares and will receive cash for such Withdrawn Shares promptly after the completion of the Underwritten Sale, The Company has agreed to use its best efforts to facilitate the completion of the Underwritten Sale as promptly as possible, and no later than one hundred eighty (180) days following the date on which the Plan is approved, however, the Underwritten Sale is subject to market and other conditions and there can be no assurance that it will be completed as planned. If the Underwritten Sale does not occur within such one hundred eighty (180) day period, then the Withdrawn Shares will be distributed to the Withdrawal Election Partners in accordance with the Units formerly held by such Withdrawal Election Partners, less Shares retained by the Partnership to cover the costs of preparing and consummating the Plan attributable to the Partnership. If the Underwritten Sale is completed in part, any unsold Withdrawn Shares will be distributed to the Withdrawal Election Partners 180 days after the completion of the Underwritten Sale.

         In order to become a Withdrawal Election Partner, a Limited Partner must vote all of such Limited Partner's Units in favor of the Plan and properly complete and execute the Withdrawal Election Agreement included with this Proxy Statement/Prospectus. A Limited Partner may elect to participate in the Underwritten Sale with respect to the shares of Common Stock underlying all or a specified portion of such Limited Partner's Units. A Withdrawal Election by a Limited Partner becomes irrevocable upon the date on which the Plan is approved. All Units included therein will be deemed to have been redeemed on such date. The only obligation of the Partnership thereafter will be to deliver the Withdrawn Shares on behalf of the Withdrawal Election Partners to [_________], as the redemption agent (the "Redemption Agent"), which will be appointed by the Withdrawal Election Partners in the Withdrawal Election Agreement. The Redemption Agent, on behalf of the Withdrawal Election Partners, will deliver the Withdrawn Shares to the underwriters at the closing of the Underwritten Sale, and deliver the payment therefor to the Withdrawal Election Partners. If the Underwritten Sale has not been consummated within one hundred eighty (180) days after the approval of the Plan, the Withdrawn Shares will be distributed by the Redemption Agent to the Withdrawal Election Partners. Neither the Withdrawal Election nor the Underwritten Sale will occur if the Plan is not approved by the Limited Partners. The General
Partner must participate in the Withdrawal with respect to its general partner interest pro rata with the Withdrawal Election Partners, but is not permitted to participate in the Underwritten Sale.

         The Underwritten Sale

         Withdrawal Election Partners must include Withdrawn Shares in the Underwritten Sale. The Company, pursuant to the Agreement, will file before the date of the Special Meeting a Registration Statement with respect to the Underwritten Sale which is proposed to be managed by [________________] (the "Managing Underwriter"). Marketing of the Withdrawn Shares is expected to commence promptly after approval of the Plan. The price at which the Withdrawn Shares will be sold in the Underwritten Sale will be determined by a pricing committee (the "Pricing Committee") in conjunction with the underwriters. The Pricing Committee will consist of Leonard Chill, in his capacity as an officer of the General Partner, and William J. Shortt and Robert L. Voigt, both of whom are outside directors of the Company. The Pricing Committee will have the authority not to proceed with the Underwritten Sale if the underwriters are unable to consummate the Underwritten Sale at a public offering price that the Pricing Committee believes is reasonable, taking into account, among other things, recent market prices for the Common Stock, discounts from market price normally encountered in comparable underwritten secondary offerings, information from the underwriters regarding the recent demand for the Common Stock and general market conditions. The net proceeds from the Underwritten Sale will be distributed to the Withdrawal Election Partners by the Redemption Agent, promptly after the completion of the

Underwritten Sale, after payment of certain expenses, including underwriting discounts and commissions, in connection with the Underwritten Sale. If the Pricing Committee or the Company determines not to proceed with the Underwritten Sale or if the Underwritten Sale has not occurred before the expiration of 180 days after approval of the Plan, the Redemption Agent will distribute the Withdrawn Shares to the Withdrawal Election Partners immediately thereafter.

         Neither the Managing Underwriter nor any other underwriter for the Underwritten Sale is otherwise participating in the Plan and no such underwriter has been requested or retained to express any opinion as to the fairness of the Plan or related transactions to any party, or as to whether any Limited Partner should vote for or against the Plan. The prospective participation of any underwriter in the Underwritten Sale is not, and should not be construed as, a solicitation, recommendation or request to any person to approve or disapprove the Plan. The completion of the Underwritten Sale is subject to a number of factors, including general market and economic conditions, and there can be no assurance that the Underwritten Sale will be consummated or consummated at any particular price.

         The Dissolution and Distribution

         The Plan provides for an orderly dissolution of the Partnership (the "Dissolution") by the distribution over time of all of the Partnership's Shares remaining (the "Remaining Shares") after (i) the Withdrawal and (ii) the satisfaction by the Partnership of all costs and expenses associated with the Plan. If the Remaining Shares constitute less than 20% of the total then issued and outstanding shares of Common Stock, the Dissolution will occur by a one time distribution of the Remaining Shares on the 270th day after the earlier of the completion of the Underwritten Sale or the distribution of the Withdrawn Shares (the "First Distribution Date"). If the Remaining Shares constitute 20% or more of the total then issued and outstanding shares of Common Stock, the Dissolution will occur in three distributions, with 33 1/3% of the Remaining Shares being distributed on the First Distribution Date, 33 1/3% of the Remaining Shares being distributed on the 180th day following the First Distribution Date (the "Second Distribution Date") and the balance being distributed on the 180th day following the Second Distribution Date. Under certain conditions, the Company has the right under the Agreement to require the General Partner to accelerate the Dissolution and distribute all the Remaining Shares then held by the Partnership. The Company has agreed to use all reasonable efforts to have in effect on each Distribution Date an effective registration statement covering the distribution of the Remaining Shares, but none of the distributions will occur unless or until such registration statement becomes effective or an exemption to the Company's registration requirements with respect to such distribution exists, in the Company's sole discretion.

BACKGROUND AND PURPOSES OF THE PLAN

         Background of the Plan and Consideration of Alternatives.    From 1993
to early 1996, the General Partner explored various ways in which Limited Partners might begin to realize a return on their investment in the Partnership, including a sale of the Common Stock, the distribution of Common Stock to Limited Partners and a sale of the entire Company to another company engaged in the same or a similar industry. However, the Company's results of operations during this period, the Company's high leverage and the particular stage in the Company's development and its growth prospects were not conducive to a realization by the Partnership of any significant return from a sale of the Company or a public offering of the Common Stock. In addition, the General Partner was advised that a distribution of Common Stock held by the Partnership to Limited Partners would most likely result in a significant devaluation of the Common Stock due to an intense selling pressure that would result from a large number of Limited Partners attempting to sell an investment that had been illiquid for so many years.

         In mid-1996, prompted by the strength of the stock markets at the time, as well as an improved outlook for the Company's results of operations in that year, the Company and the General Partner commenced discussions with its financial and legal advisors regarding a possible combined offering of the Common Stock held by the Partnership and Common Stock newly issued by the Company. On August 1, 1996, the Company filed a registration statement with the Commission pursuant to which the Partnership would offer all of its 5,781,250 shares of Common Stock and the Company would sell an additional 1,718,750 shares of newly issued Common Stock. The General Partner determined, because the Partnership's sale of its Common Stock would not offer Limited Partners a right to receive their underlying portion of the Common Stock rather than cash, not to proceed with the Partnership's sale of Common Stock. On November 1, 1996 the Company completed a public offering of 2,875,000 newly issued shares.

         During the next several months, the General Partner and the Company met on several occasions with their financial and legal advisors to discuss the prospects of offering Limited Partners during 1997 an opportunity to sell Common Stock underlying their investment in the Partnership or, alternatively, to receive such Common Stock in a distribution. As a result of these discussions, subject to the continued existence of strong equity markets, the General Partner has proposed a withdrawal of Common Stock and the dissolution of the Partnership on the terms described in this Proxy Statement/Prospectus. These terms have been designed to give Limited Partners an opportunity for future liquidity for their investment and, if they desire and the Underwritten Sale is consummated, cash.

         If the Plan is not approved by the Limited Partners, it is intended that the business of the Partnership will continue to be conducted by the Partnership in its current form. No other transaction is currently being considered as an alternative to the Plan, although the Partnership may from time to time explore alternatives.

         Purposes and Intended Benefits. The Plan is intended to provide the following principal benefits:

         o For Limited Partners who want to liquidate all or a specified portion of their Units immediately, the Plan provides for an orderly sales process that the General Partner believes will optimize the price received for the Common Stock in the Underwritten Offering.

         o For Limited Partners who wish to retain the investment they now hold in the Company through their ownership of Units, the Plan upon the commencement of the Distribution will provide them with increased liquidity for their investment and a determinable market value therefor.

         o For all Limited Partners, the Plan will eliminate the cost and inefficiency of maintaining a partnership entity to hold shares of a corporation and the simplification of tax reporting.

         There can be no assurance, however, that any of the foregoing intended benefits will result.

         Potential Detriments. The principal potential detriments of the Plan are as follows:

         o For those Limited Partners who do not elect to participate in the Underwritten Sale, the Distribution will begin no earlier than the 270th day after the completion of the Underwritten Sale or, if the Underwritten Sale does not occur, the 270th day following the distribution of the Withdrawn Shares. At the time of the Distribution, the trading price for the Common Stock may be significantly lower than the public offering price in the Underwritten Sale.

         o Limited Partners who sell Withdrawn Shares will forego any potential increase in the value of such Withdrawn Shares as a result of the possible growth of the Company's business or otherwise.

         o If a large number of holders of Common Stock were to offer their shares for sale after the adoption of the Plan, or if the Underwritten Sale does not occur and a significant number of Withdrawn Shares are immediately offered for sale, the market price of the Common Stock could decline substantially absent a corresponding demand for Common Stock from institutional and retail investors. The market value of the Remaining Shares subsequently distributed in the Distribution could be adversely affected.

         o All costs and expenses to be incurred by the Partnership in connection with the Plan, estimated at approximately $_________, will be paid by the Partnership whether or not the Plan is consummated. An additional $__________ is expected to be paid by the Partnership only if the Plan is consummated.

CONDITIONS TO THE PLAN AND THE UNDERWRITTEN SALE

         The Plan will not be consummated unless certain conditions are satisfied or (if permitted) waived, including: (i) approval of the Plan, as required by the Partnership Agreement (as defined below), by Limited Partners holding a majority in interest of the outstanding Units on or prior to the Solicitation Expiration Date (as defined herein) and (ii) the consummation of the Plan not being prohibited under any applicable law, regulation or order.

         The Underwritten Sale will not be consummated unless certain additional conditions are satisfied or (if permitted) waived, including the determination by the Pricing Committee that the underwriters have obtained a reasonable price for the Withdrawn Shares to be sold, taking into account, among other things, recent market prices for the Common Stock, discounts from market price normally encountered in comparable underwritten secondary offerings, information from the underwriters regarding the recent demand for the Common Stock and general market conditions. In addition, the Underwritten Sale is subject to general market and economic conditions, and there can be no assurance that the Underwritten Sale will be consummated.

         The General Partner may determine, at any time prior to the Withdrawal, not to complete the Plan even if all of the conditions are satisfied or if the General Partner determines, in its sole discretion, that the Plan is not in the best interests of the Partners.

FAIRNESS OPINION

         On _______________, 1997 and the date hereof, Patricof & Co., the Partnership's financial advisor, delivered to the Partnership its written opinion to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the implementation of the Plan is fair, from a procedural point of view, to the Limited Partners. The full text of the written opinion of Patricof & Co., which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex B to this Proxy Statement/Prospectus and is incorporated herein by reference. Limited Partners are urged to read this opinion carefully in its entirety.

RECOMMENDATION OF THE GENERAL PARTNER

         As a result of its review of the terms of the Plan, its analysis of the benefits and disadvantages of, and the alternatives to, the Plan, and its review of the fairness opinion from Patricof & Co. to the effect that the implementation of the Plan is fair, from a procedural point of view, to the Limited Partners, the General Partner recommends that the Limited Partners vote their Units in favor of the Plan.

SUMMARY OF UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The implementation of the Plan is expected to result in the following federal income tax consequences:

         It is expected that each Limited Partner who makes a Withdrawal Election will recognize long-term gain or loss resulting from the completion of the Underwritten Sale in an amount determined by the difference between the cash proceeds from the Underwritten Sale received by such Limited Partner and such Limited Partner's tax basis (as described below) of the Withdrawn Shares distributed to such Partner. If the Underwritten Sale is not consummated, no Limited Partner will recognize gain or loss resulting from the Withdrawal. In that event, the tax basis (determined in the aggregate) of all Shares transferred to each Limited Partner who makes a Withdrawal Election will equal the tax basis (determined in the aggregate) of such Limited Partner's Units as determined immediately before the Withdrawal (as adjusted to reflect any Partnership tax items subsequently allocated to such Limited Partner).

         It is further expected that, whether or not the Underwritten Sale is completed, the Limited Partners will not recognize gain or loss resulting from the Dissolution. The total tax basis (as described below) of the Remaining Shares distributed to any Limited Partner who does not make a Withdrawal Election, will equal the total tax basis of such Limited Partner's Units as determined immediately who makes a Withdrawal Election before the first distribution trade pursuant to the Dissolution.

         As part of the implementation of the Plan, the Partnership will repay all of its outstanding liabilities (including costs that it has incurred in connection with reviewing other options and has and will incur to implement the
Plan) by selling Shares or transferring Shares to the Company. The use of Shares to repay such liabilities will result in the recognition of taxable gain or loss which (along with Plan costs) will be allocated to the Partners in accordance with the terms of the Partnership Agreement. Only those Limited Partners remaining in the Partnership at the time of the Partnership's repayment of outstanding liabilities will recognize gain or loss resulting from the use of Shares to repay liabilities. Each Limited Partner should consult such Limited Partner's own tax advisor regarding the tax treatment of such gain or loss and Plan costs allocated to such Limited Partner.

VOTING AT THE SPECIAL MEETING

The Special Meeting . . . . . . . . . . .       The Special Meeting will be
                                                held at [place, date and time].

Voting  . . . . . . . . . . . . . . . . .       Each Limited Partner is entitled
                                                to vote such Limited Partner's
                                                interest in the Partnership.
                                                Only Limited Partners of record
                                                on _________, 1997 (the "Record
                                                Date") are entitled to vote at
                                                the Special Meeting and at any
                                                adjournment or postponement
                                                thereof.

Units Outstanding . . . . . . . . . . . .       On the Record Date, 800 Units
                                                were outstanding.

Approval Required . . . . . . . . . . . .       The Plan will require the
                                                approval of a majority in
                                                interest of the outstanding
                                                limited partner interests of the
                                                Partnership.

LIST OF LIMITED PARTNERS

         A list of all of the Limited Partners of the Partnership may be obtained by any Limited Partner from the Partnership at 309 LaFayette Road, Chickamauga, Georgia 30707, Attention: Leonard Chill.


EXPENSES OF THE PLAN

         If the Plan is consummated, the expenses incurred by the Partnership in connection therewith, estimated to be approximately $_____, will be borne by the General Partner and all Limited Partners in accordance with their interests in the Partnership. These expenses will be advanced by the Company and satisfied either out of the proceeds from the sale of Shares by the Partnership in the Underwritten Sale or by the delivery to the Company by the Partnership of Shares valued at the public offering price in the Underwritten Sale.

         Underwriting discounts and commissions in connection with the Underwritten Sale will be allocated on a pro rata basis among the Withdrawal Election Partners. All other costs of the Underwritten Sale, estimated to be approximately $_________, will be borne by the Company. If the Plan is not consummated, for any reason, the Partnership will pay all of such expenses.
The General Partner will not receive any compensation with respect to the Plan.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

         The following Summary Consolidated Financial Information should be read in conjunction with the Consolidated Financial Statements and the notes thereto and the other selected financial data included elsewhere in this Proxy Statement/Prospectus.

                                                 FISCAL YEAR ENDED             SIX MONTHS ENDED       THREE MONTHS ENDED
                                                   SEPTEMBER 30,                   MARCH 31,              MARCH 31,
                                        ----------------------------------    --------------------    ------------------
                                          1994       1995(1)        1996        1996        1997       1996       1997
                                        --------     --------     --------    --------    --------    -------    -------
STATEMENT OF OPERATIONS DATA:
  Net sales   . . . . . . . . . . . .   $234,977     $271,427     $299,532    $129,217    $146,215    $64,609    $75,358
  Gross profit  . . . . . . . . . . .     82,672       76,721       91,211      33,130      45,049     18,439     24,235
  Operating income  . . . . . . . . .     40,770       28,687       38,474       9,091      16,678      5,735      9,331
  Interest expense  . . . . . . . . .     20,011       22,514       22,773      11,390      10,775      5,710      5,365
  Income (loss) before provision
    (benefit) for income taxes and
    extraordinary item  . . . . . . .     20,020        5,436       15,002      (2,647)      5,564       (150)     3,803
  Income (loss) before
    extraordinary item  . . . . . . .     11,420        1,936        8,102      (2,307)      3,064       (410)     2,160
  Net income (loss) (2)   . . . . . .   $ 11,420     $  1,936     $  8,102    $ (2,307)   $ (8,886)   $  (410)   $(9,790)
                                        ========     ========     ========    ========    ========    =======    =======
OTHER FINANCIAL DATA:

  Net income (loss) per share before
    extraordinary item  . . . . . . .       1.93         0.33         1.37       (0.39)       0.36      (0.07)      0.24
  Weighted average shares
     outstanding  . . . . . . . . . .  5,930,502    5,930,502    5,930,502   5,930,502   8,413,922  5,930,502  8,957,155
  EBITDA (3)  . . . . . . . . . . . .     52,421       42,887       54,074      16,774      25,366      9,584     13,715
  EBITDA as a percentage of net
    sales   . . . . . . . . . . . . .      22.3%        15.8%        18.1%       13.0%       17.3%      14.8%      18.2%
  Depreciation and amortization . . .     12,390       14,937       16,299       8,031       9,027      4,023      4,547
  Capital expenditures  . . . . . . .     31,866       13,313       34,253      13,650      18,909      6,256     10,085


                            As of September 31,    As of March 31,
                                   1996                  1997
                            -------------------    ---------------
BALANCE SHEET DATA:
Working capital . . . . . .     $  64,077            $  89,877
Total assets  . . . . . . .       324,058              370,778
Long-term debt, net . . . .       194,353              212,029
Stockholders' equity  . . .        65,844               90,767


(1) Fiscal 1995 results of operations include a pre-tax charge of $2,852 to increase the allowance for doubtful accounts due to a customer who experienced severe financial difficulty. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) Net loss for the three and six month periods ended March 31, 1997 includes an extraordinary loss of $11,950 from the early extinguishment of debt.

(3) Represents income before interest, taxes, depreciation, and amortization. EBITDA is presented because it is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation from or as a substitute for net income, cash flows from operating activities and other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.

                                  RISK FACTORS

      Before completing the enclosed form of Proxy and the accompanying Withdrawal Election Agreement, each Limited Partner should carefully examine this entire Proxy Statement/Prospectus since it provides both summary and detailed information about the Plan and its consequences, and should give particular attention to the following considerations.

RISK FACTORS ARISING FROM THE PLAN

      RISK OF DECLINE IN VALUE OF THE COMMON STOCK ISSUED TO THE LIMITED PARTNERS IN THE DISTRIBUTION OR AS A RESULT OF A FAILURE TO CONSUMMATE THE UNDERWRITTEN SALE

      The Company currently has 8,656,250 shares of Common Stock issued and outstanding, 2,875,000 of which trade on the Nasdaq National Market and 5,781,250 of which are held by the Partnership. If the holders of a large number of shares of Common Stock were to offer for sale the shares they receive in connection with the Plan, the market price of the Common Stock could decline substantially absent a corresponding demand from institutional and retail investors. The market value of the Remaining Shares subsequently distributed during the Dissolution could be substantially less than the price received for the Withdrawn Shares. In addition, if the Underwritten Sale is not completed and a significant number of Withdrawn Shares are immediately offered for sale, then the market price of the Common Stock could similarly decline substantially.  The consummation of the Underwritten Sale is subject to a number of factors, including general market and economic conditions, and there can be no assurance that the Underwritten Sale will be consummated or consummated at any particular price. In addition, if it is determined that not all of the Withdrawn Shares can be sold in the Underwritten Sale, then the number of Withdrawn Shares to be included in the Underwritten Sale will be reduced pro rata for each Withdrawal Election Partner, and the Withdrawn Shares not sold in the Underwritten Sale will be distributed to the Withdrawal
Election Partners 180 days after the closing of the Underwritten Sale.   See
"The Plan of Withdrawal and Dissolution." The Distribution will begin no earlier than the 270th day after the consummation of the Underwritten Sale or, if the Underwritten Sale does not occur, the 270th day following the distribution of the Withdrawn Shares from the Redemption Agent to the Withdrawal Election Partners. At the time of the Distribution, the trading price of the Common Stock may be significantly lower than the public offering price in the Underwritten Sale or the price of the Common Stock on the Solicitation Expiration Date.

   NO ASSURANCE AS TO PRICE OF COMMON STOCK IN UNDERWRITTEN SALE OR DISTRIBUTION

      The future market value of the Common Stock cannot be determined or estimated at this time. The market price for shares of the Common Stock is highly volatile and may be materially affected by factors such as the Company's cost of raw materials, average selling price, the introduction of new products by the Company or its competitors, and changes in the estimates of earnings or recommendations of financial analysts regarding the Company. The market price for shares of Common Stock may also be affected by general market and economic conditions.

      There can be no assurance as to the public offering price of the Withdrawn Shares offered in the Underwritten Sale. Such price will be determined by the Pricing Committee in conjunction with the underwriters at the time the offering is made and will be based upon, among other things, the market price of the Common Stock on the Nasdaq National Market and the demand for Common Stock among institutional and retail investors. See "The Plan of Withdrawal and Dissolution -- Pricing of the Underwritten Sale." Similarly, there can be no assurance as to the price of the Withdrawn Shares distributed in connection with the Distribution or in the event the Underwritten Sale is not consummated. The price of the Withdrawn Shares sold in the Underwritten Sale and the market price of the Common Stock at the time of the Distribution or at the time the Withdrawn Shares are distributed, in the event the Underwritten Sale is not consummated, could be less than a Limited Partner's investment in such Shares.

      Risk of Failure to Approve the Plan

      If the Plan is not approved by the Limited Partners, the business of the Partnership will continue to be conducted by the Partnership in its current form. No other transaction is currently being considered as an alternative to the Plan, although the Partnership may from time to time explore alternatives.

      The General Partner may, at some point in the future, determine that continuation in its capacity as general partner of the Partnership is impractical. The Amended and Restated Limited Partnership Agreement dated as of November 11, 1986 of Synthetic Industries L.P. (as amended, the "Partnership Agreement") provides that the General Partner may, at its discretion, resign at any time. Upon such resignation, all Limited Partners may elect within 120 days of such resignation to form a new limited partnership on substantially identical terms to the Partnership to carry on the business of the Partnership and may, by unanimous vote or action, select a new general partner for such partnership. If the Limited Partners are not so able to unanimously elect a new general partner, the Partnership Agreement provides that the Partnership will then be dissolved and, after payment, or provision for payment when due, of all Partnership liabilities, all the shares of Common Stock held by the Partnership will immediately be distributed to the Partners in accordance with their interests as provided in the Partnership Agreement. See "Summary of Certain Provisions of the Partnership Agreement."

      TAX RISKS

      The Plan is generally not expected to result in gain or loss being recognized by the Partnership, the Limited Partners or the Company under the Internal Revenue Code of 1986, as amended (the "Code"), except that each Limited Partner generally will recognize taxable gain to the extent that the amount of cash received pursuant to the consummation of the Underwritten Sale exceeds such Limited Partner's tax basis in the Withdrawn Shares sold in the Underwritten Sale. Taxable gain or loss resulting from the Partnership's sale or other transfer of Shares to repay Partnership liabilities will be allocated in accordance with the Partnership Agreement to all Partners remaining in the Partnership at the time of such sale or other transfer. The precise tax treatment to individual Limited Partners will depend upon a Limited Partner's particular situation. See "Certain United States Federal Income Tax Considerations."

      NO INDEPENDENT REPRESENTATION OF LIMITED PARTNERS

      The Limited Partners have not been represented by separate counsel, accountants, financial advisors or other professionals in connection with the proposed transactions referred to herein. The attorneys, accountants and others who have performed services for the General Partner or the Partnership in connection with the proposed transactions, including Patricof & Co. which rendered a fairness opinion to the Partnership, have been selected and employed by the General Partner and may continue to be employed by the General Partner and its affiliates, including the Company.

CERTAIN FACTORS RELEVANT TO THE BUSINESS

      RISK OF INCREASE IN RAW MATERIAL PRICES AND LIMITED AVAILABILITY OF RAW MATERIALS

      Polypropylene, a petroleum derivative, is the basic raw material used in the manufacture of substantially all of the Company's products, accounting for approximately 50% of the Company's cost of sales. The price of polypropylene is primarily a function of manufacturing capacity, demand and the prices of petrochemical feedstocks, crude oil and natural gas liquids. Historically, the market price of polypropylene has fluctuated, such as in fiscal 1995 when the average market cost of polypropylene was approximately 50% higher than in fiscal 1994. A significant increase in the price of polypropylene that cannot be passed on to customers could have a material adverse effect on the Company's results of operations and financial condition. There can be no assurance that the price of polypropylene will not increase in the future or that the Company will be able to pass on any such increase to its customers. In addition, significant increases in demand for, or a significant disruption in supply of, polypropylene, without a corresponding expansion of polypropylene manufacturing capacity, could result in production shortages. Historically, the creation of such additional facilities has helped to relieve supply pressures although there can be no assurance that this will continue to be the case.

      The Company's major suppliers of polypropylene are Fina Oil & Chemical Company, Lyondell Polymers Company, Huntsman Polypropylene and Union Carbide. The loss of any one of the Company's suppliers could adversely affect the Company's business until alternative supply arrangements were secured. In addition, there is no assurance that any new supply agreement entered into by the Company would have terms comparable to those contained in current supply arrangements. See "Business -- Raw Materials".

      RISK OF HIGH LEVERAGE

      The Company is highly leveraged. As of March 31, 1997, the Company had outstanding consolidated long-term debt (including current maturities) of approximately $213 million. The degree to which the Company is leveraged could have important consequences to stockholders, including: (i) impairment of the Company's ability to obtain additional financing in the future; (ii) reduction of funds available to the Company for its operations and general corporate purposes or for capital expenditures, as a result of the dedication of a substantial portion of the Company's net cash flow from operations to the payment of principal of and interest on the Company's indebtedness; (iii) the possibility of an event of default under financial and operating covenants contained in the Company's debt instruments, which, if not cured or waived, could possibly have a material adverse effect on the Company; (iv) a relative competitive disadvantage if the Company is substantially more leveraged than its competitors; and (v) an inability to adjust to rapidly changing market conditions and consequent vulnerability in the event of a downturn in general economic conditions or its business because of the Company's reduced financial flexibility. The Company's ability to make scheduled payments or to refinance its obligations with respect to its indebtedness depends on its financial and operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond its control. Although the Company's cash flow from its operations has historically been sufficient to meet its debt service obligations, there can be no assurance that the Company's operating results will continue to be sufficient for payment of the Company's indebtedness. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources". Substantially all of the assets of the Company and its subsidiaries secure the Company's Fourth Amended and Restated Revolving Credit and Security Agreement, dated as of October 20, 1995, as subsequently amended (the "Credit Facility"), among the Company, the financial institutions party thereto as the lenders the "Lenders"), and BankBoston, as agent for the Lenders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

      MARKETS FOR COMPANY PRODUCTS ARE HIGHLY COMPETITIVE

      The markets for the Company's products are highly competitive. In the manufacture and sale of carpet backing, which represented approximately 49% of the Company's total net sales for the fiscal years ended 1996 and 1995, respectively, the Company competes primarily with Amoco Fabrics and Fibers Co. ("Amoco"), a subsidiary of Amoco Corporation, and, to a lesser extent, certain other companies. Amoco has the leading position in the carpet backing market worldwide. In the manufacture and sale of the Company's other products, the Company generally competes with a number of other companies, including, in some cases, Amoco. Several of these competitors, particularly Amoco, are significantly larger and have substantially greater resources than the Company. The pricing policies of the Company's competitors have at certain times in the past limited the Company's ability to increase its sales prices or caused the Company to lower its sales prices. See "Business -- Products," "-- Marketing and Sales" and "-- Raw Materials".

      LOSS OF SIGNIFICANT CUSTOMER COULD ADVERSELY AFFECT THE COMPANY

      For the fiscal years ended 1996 and 1995, Shaw Industries, Inc. ("Shaw"), a major carpet manufacturer and long- time customer of the Company, was the Company's largest single customer, accounting for approximately 18% of the Company's total net sales and approximately 36% and 37%, respectively, of the Company's carpet backing sales. If Shaw were to significantly reduce or terminate its purchases of carpet backing from the Company, the Company's results of operations and financial condition could be materially adversely affected. The Company has no other customers that account for greater than 10% of its total net sales. In fiscal 1996 and fiscal 1995, the Company's ten largest customers for carpet backing accounted for approximately 78% and 77%, respectively, of its total net sales to the carpet industry. See "Business -- Marketing and Sales -- Carpet Backing".

      CONSEQUENCES OF ADOPTION OF ENVIRONMENTAL REGULATION

      Certain local governments have adopted ordinances prohibiting or restricting the use or disposal of certain polypropylene products. Widespread adoption of such prohibitions or restrictions could adversely affect demand for the Company's products and thereby have a material adverse effect upon the Company. In addition, a decline in consumer preference for polypropylene products due to environmental considerations could have a material adverse effect upon the Company.

      CERTAIN ANTI-TAKEOVER EFFECTS OF CHARTER

      The Company's Certificate of Incorporation and By-laws restrict the ability of stockholders to call special meetings or take stockholder action by written consent. These provisions could delay or hinder the removal of incumbent directors and could discourage or make more difficult a proposed merger, tender offer or proxy contest involving the Company or may otherwise have an adverse effect on the market price of the Common Stock. See "Description of Capital Stock -- Certain Provisions of the Certificate of Incorporation." The Company also is subject to provisions of Delaware corporate law that will restrict the Company from engaging in certain business combinations with a person who, together with affiliates and associates, owns 15% or more of the Common Stock (an "Interested Stockholder") for three years after the person becomes an Interested Stockholder, unless certain conditions are met or the business combination is approved by the Company's Board of Directors (the "Board") and/or the Company's stockholders in a prescribed manner. These provisions also could render more difficult or discourage a merger, tender offer or other similar transaction. See "Description of Capital Stock -- Section 203 of the DGCL."

      NO ASSURANCE OF ACTIVE PUBLIC TRADING; POSSIBLE VOLATILITY OF STOCK PRICE

      Prior to the Common Stock Offering there had been no public market for shares of the Common Stock. The Common Stock is listed on the Nasdaq National Market. Such listing, however, does not guarantee that an active trading market for the Common Stock will exist. In addition, the market price for shares of the Common Stock is highly volatile. Factors such as the Company's cost of raw materials, average selling price, the introduction of new products by the Company or its competitors, changes in the estimates or recommendations of financial analysts regarding the Company and general market conditions may have a material adverse effect on the market price of the Common Stock.

                     THE PLAN OF WITHDRAWAL AND DISSOLUTION

      Under the Plan of Withdrawal and Dissolution (the "Plan"), the Limited Partners are being given the opportunity to choose between selling some or all of their investment for cash based upon a value determined by the public markets in an orderly underwritten public offering or continuing to hold some or all of their investment in the Company's business by means of freely tradeable shares of Common Stock. If a Limited Partner elects to withdraw part or all of such Limited Partner's interest from the Partnership (the "Withdrawal"), the Shares underlying such interest will be distributed to such Limited Partner and must be included in an underwritten offering (the "Underwritten Sale") that the Company will attempt to consummate within 180 days after the approval of the Plan. If the Underwritten Sale is consummated, such Shares will be promptly sold and the Limited Partner will receive cash in exchange therefor. If the Underwritten Sale is not consummated, such Shares will be distributed to the Limited Partner. If a Limited Partner elects to retain an investment in the Company, such Limited Partner will receive Shares over time through an orderly distribution pursuant to a dissolution of the Partnership (the "Dissolution"). A Limited Partner may elect Withdrawal with respect to a specified portion of his interest and to receive Shares in the Dissolution with respect to the remainder.

      This Proxy Statement/Prospectus is being furnished to Limited Partners:

      o as a Proxy Statement in connection with the solicitation of proxies by the General Partner for use at a special meeting of Limited Partners called for the purpose of adopting the Plan, and the amendments to the Partnership Agreement that are a part thereof;

      o as a Prospectus in connection with the distribution of the Withdrawn Shares to Limited Partners in connection with the Withdrawal; and

      o as a Prospectus in connection with the distribution of the Remaining Shares to Limited Partners in connection with the Dissolution.

      The following portion of this Proxy Statement Prospectus provides a more detailed discussion of the Plan. This Proxy Statement/Prospectus does not constitute an offer of Shares to any persons other than Limited Partners, and the offer and sale of the Withdrawn Shares in the Underwritten Sale shall be made only pursuant to a separate registration statement and prospectus to be filed with the Commission by the Company in connection therewith.

BACKGROUND OF THE PLAN

      The Partnership is a Delaware limited partnership that was organized in 1986 for the purpose of acquiring the Company. At the time, an aggregate of 800 Units were issued for aggregate capital contributions of approximately $78.4 million, which was used to fund a portion of the Company's purchase price. The Partnership owns no assets other than Common Stock of the Company. The Partnership's only liability consists of a note payable to the Company for costs incurred by the Company on the Partnership's behalf relating to the development of earlier restructuring proposals that were not carried through. Since its acquisition, the Company has been highly leveraged and all cash remaining after payment of debt service and operating costs has been reinvested in the Company's business. Consequently, the Company has not paid a dividend or made any distributions since its acquisition by the Partnership and, consequently, the Partnership has never made a cash distribution to its partners.

      In 1993, the General Partner began to explore ways in which Limited Partners might begin to realize a return on their investment in the Partnership. Between 1993 and early 1996 the General Partner discussed with several financial advisors the feasibility of a sale of the Common Stock, the distribution of Common Stock to Limited Partners and a sale of the entire Company to another company engaged in the same or a similar industry as the Company. It was determined during these discussions that the Company's results of operations during this period, the Company's high leverage and the particular stage in the Company's development and its growth prospects were not conducive to a realization by the Partnership of any significant return from a sale of the Company or a public offering of the Common Stock. In addition, the General Partner was advised that a distribution of Common Stock held by the Partnership to Limited Partners would most likely result in a significant devaluation of the Common Stock due to an intense selling pressure that would result from a large number of Limited Partners attempting to sell an investment that had been illiquid for so many years.

      During these same years, the Company was exploring ways to raise capital to expand its business and reduce its leverage. In mid-1996, the Company began to consider a primary offering of Common Stock as a means of raising capital. Consideration of such a sale was prompted by the strength of the stock markets at the time, as well as an improved outlook for the Company's results of operations in that year. The Company on July 31, 1996 retained Bear Stearns to advise it on such a sale, and the Company and the General Partner thereafter commenced discussions with Bear Stearns regarding a possible combined offering of the Common Stock held by the Partnership and Common Stock newly issued by the Company. On August 1, 1996, the Company filed a registration statement with the Commission pursuant to which the Partnership would offer all of its 5,781,250 shares of Common Stock and the Company would sell an additional 1,718,750 shares of newly issued Common Stock. The General Partner determined, because the Partnership's sale of its Common Stock would not offer Limited Partners a right to receive their underlying portion of the Common Stock rather than cash, not to proceed with the Partnership's sale of Common Stock. On September 13, 1996 the Company amended its registration statement to provide only for the sale by the Company of 3,400,000 newly-issued shares. The public offering for 2,875,000 shares was consummated on November 1, 1996 and resulted in approximately $34 million of new equity capital being infused into the Company.

      On February 18, 1997, the General Partner sent a letter to Limited Partners informing them of the Company's recent public offering and telling them that in 1997 the General Partner would explore alternatives for providing Limited Partners liquidity for their investment in the Partnership. During the next several months, the General Partner and the Company met on several occasions with their financial and legal advisors to discuss the prospects of offering Limited Partners during 1997 an opportunity to sell shares of Common Stock underlying their investment in the Partnership or, alternatively, to receive such shares of Common Stock in a distribution. As a result of these discussions, the General Partner determined, subject to the continued existence of strong equity markets and the improved performance of the Company, that the Partnership should develop a plan for Limited Partners under which each Limited Partner would be given an option to convert such Limited Partner's investment into cash by withdrawing from the Partnership and participating in a public sale of Common Stock, and, to the extent such option was not chosen by a Limited Partner, such Limited Partner would receive through an orderly dissolution process the shares of Common Stock underlying such Limited Partner's limited partner interest. On March 21, 1997, the General Partner notified the Limited Partners that it had determined to develop such a plan and that Limited Partners would be accorded their right under the Partnership Agreement to vote on such plan as soon the General Partner's work thereon was complete and all of the necessary and appropriate documents were filed and reviewed by the Commission. During the remainder of March, April and early May the General Partner continued to work on the plan and discuss with Bear Stearns its various components.

      On June 6, 1997, the General Partner reviewed the terms and conditions it had developed for a Plan of Withdrawal and Dissolution. On a preliminary basis the General Partner approved the Plan and made a preliminary judgment that the Plan was in the best interests of the Limited Partners because, among other things, it would afford them a choice between receiving cash for their investment based upon a value determined by the public markets in an orderly underwritten public offering or continuing to hold their investment in the Company's business by means of freely tradeable shares of Common Stock. The General Partner then met with the Board of Directors of the Company and the Company and the General Partner thereafter agreed to go forward with the filing of this Proxy Statement/Prospectus and the preparation of the registration statement under which the Underwritten Sale would be made. In addition, the General Partner determined to engage Patricof & Co. to advise the Partnership with respect to the Plan and to render an opinion as to the fairness of the Plan, from a procedural point of view, to the Limited Partners.

FAIRNESS OPINION

      On _______________, 1997 and the date hereof, Patricof & Co. ("Patricof"), the Partnership's financial advisor, delivered to the Partnership its written opinion to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the implementation of the Plan is fair, from a procedural point of view, to the Limited Partners.
The full text of the written opinion of Patricof, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex B to this Proxy Statement/Prospectus and is incorporated herein by reference. Limited Partners are urged to read this opinion carefully in its entirety.

      Patricof was retained by the Partnership to perform such duties as are customarily performed by financial advisors in similar transactions including, without limitation, the following: (i) in connection with the Special Meeting, analyzing and reviewing procedures to be used in implementing the Plan; (ii) in connection with the Underwritten Sale, analyzing and reviewing the reasonableness of the marketing processes; (iii) assessing the reasonableness of the costs allocated to the Partnership and to the Limited Partners; (iv) responding to questions from the General Partner or its representatives concerning the Plan; and (v) rendering an opinion as to whether the implementation of the Plan is fair, from a procedural point of view, to the Limited Partners. The Partnership has paid Patricof a fee of $87,500, plus expenses, and will pay an additional fee of $62,500 upon the consummation of the Underwritten Sale. The Company has also agreed to indemnify Particof against certain liabilities incurred in connection with rendering its services. In connection with the Company's initial public offering of Common Stock completed in November 1996, Patricof was engaged as financial advisor to the Partnership and received a fee of $200,000 for its services. The funds required to pay Patricof to date have been advanced by the Company to the Partnership and are evidenced by a promissory note.

REASONS FOR AND CONSIDERATIONS REGARDING THE PLAN

      After several years of careful consideration and after listening to the views of many Limited Partners regarding their individual investment objectives under certain circumstances, the General Partner has determined that the best interests of the Limited Partners would be served by providing them with the option either to receive cash for their investment in the Partnership, based on the current market value of the Common Stock, or to maintain an investment in their share of the Company's business through direct ownership of Common Stock. Generally, the first option will allow Limited Partners to liquidate their investment immediately. The second option allows Limited Partners to continue to participate in the Company's growth by holding upon the conclusion of the Dissolution the publicly traded Common Stock rather than the illiquid interests in the Partnership.

      The General Partner believes that the Plan is fair and reasonable to, and in the best interests of, the Limited Partners for the following reasons:

      o      The Plan offers desirable investment options for all Limited
             Partners.

      o For Limited Partners who want to liquidate their Units immediately, the Plan offers cash that is based on a current market value for the Common Stock underlying those Units.

      o The sale of Common Stock necessary to provide cash for Withdrawal Election Partners will be raised through an orderly sales process designed to optimize the price received for the Common Stock and minimize any disruption of the markets for Partners who choose to continue to hold their interests.

      o For Limited Partners who wish to retain the investment they now hold in the Company through their ownership of Units, the Plan, upon the commencement of the Distribution, will provide them with increased liquidity for their investment and a determinable public market value therefor.

      o There is no business purpose or benefit to investors holding publicly traded shares of a single corporation in a partnership. The Plan will result in the elimination of the cost and inefficiency of maintaining such a partnership entity and the simplification of tax reporting for all Limited Partners.

      In reaching its conclusion that the Plan is fair and reasonable to, and in the best interests of the Limited Partners, the General Partner weighed against the benefits set forth above certain risks and costs to Limited Partners associated with the Plan. The risks include for the Withdrawing Partners a failure by the Company and the underwriters to consummate the Underwritten Sale and a corresponding decline in the market price of the Common Stock thereafter, and for the Remaining Partners a drop in the market price of the Common Stock during the length of time that must pass before the Dissolution is completed. The costs to be born by the Partnership that are associated with Plan, which are estimated to be approximately $_________, are more substantial than would be the costs associated with a simple dissolution of the Partnership, due primarily to the investment options being offered. The General Partner has determined, however, that these risks and costs, when weighed against the benefits and options being made available to Limited Partners, are warranted. In making such determination, the General Partner has made numerous assumptions regarding the continued strength of the economy and the stock markets generally as well as the future business prospects of the Company. There can be no assurance that these assumptions will prove to be accurate.

THE WITHDRAWAL ELECTION

      Pursuant to an Agreement and Plan of Withdrawal and Dissolution, dated as of ______, 1997, between the Partnership and the Company (as it may be amended, modified or supplemented from time to time, the "Agreement"), if the Plan is approved and implemented, each Limited Partner may at any time prior to the Special Meeting elect to participate in the redemption of all or a specified portion of the Units held by such Limited Partner (the "Withdrawal Election"). Limited Partners who make a Withdrawal Election (the "Withdrawal Election Partners") must participate in the Underwritten Sale with respect to all Common Stock distributed to them and will be paid in cash promptly after the completion of the Underwritten Sale, provided that the Underwritten Sale of the Common Stock underlying the Units designated by the Withdrawal Election Partners (the "Withdrawn Shares") is consummated. The Company has agreed to use its best efforts to facilitate the completion of the Underwritten Sale as promptly as possible, and no later than one hundred eighty (180) days following the date on which the Plan is approved. If the Underwritten Sale does not occur within such one hundred eighty (180) day period, then the Withdrawn Shares will be distributed to the Withdrawal Election Partners in accordance with the Units formerly held by such Withdrawal Election Partners, less Shares retained by the Partnership to cover the costs of preparing and consummating the Plan attributable to the Partnership. See "Expenses of the Plan." If the Underwritten Sale is completed in part, any unsold Withdrawn Shares will be distributed to the Withdrawal Election Partners 180 days after completion of the Underwritten Sale.

      In order to become a Withdrawal Election Partner, a Limited Partner must vote all of such Limited Partner's Units in favor of the Plan and properly complete and execute the Withdrawal Election Agreement included with this Proxy Statement/Prospectus. A Limited Partner may elect to participate in the Underwritten Sale with respect to the shares of Common Stock underlying all or a specified portion of such Limited Partner's Units. A Withdrawal Election by a Limited Partner becomes irrevocable upon the date on which the Plan is approved. All Units included therein will be deemed to have been redeemed on such date. The only obligation of the Partnership thereafter will be to deliver the Withdrawn Shares on behalf of the Withdrawal Election Partners to [_________], as the redemption agent (the "Redemption Agent"), which will be appointed by the Withdrawal Election Partners in the Withdrawal Election Agreement. The Redemption Agent, on behalf of the Withdrawal Election Partners, will deliver the Withdrawn Shares to the underwriters at the closing of the Underwritten Sale, and deliver the payment therefor to the Withdrawal Election Partners. If the Underwritten Sale has not been consummated within one hundred eighty (180) days after the approval of the Plan, the Withdrawn Shares will be distributed by the Redemption Agent to the Withdrawal Election Partners as soon as possible thereafter. Neither the Withdrawal Election nor the Underwritten Sale will occur if the Plan is not approved by the Limited Partners. The General Partner must participate in the Withdrawal with respect to its general partner interest pro rata with the Withdrawal Election Partners, but is not permitted to participate in the Underwritten Sale.

THE UNDERWRITTEN SALE

      Withdrawal Election Partners must include Withdrawn Shares in the Underwritten Sale. The Company, pursuant to the Agreement, will file before the date of the Special Meeting a Registration Statement with respect to the Underwritten Sale which is proposed to be managed by [________________] (the "Managing Underwriter"). Marketing of the Withdrawn Shares is expected to commence promptly after approval of the Plan. The price at which the Withdrawn Shares will be sold in the Underwritten Sale will be determined by a pricing committee (the "Pricing Committee") in conjunction with the underwriters. The Pricing Committee will consist of Leonard Chill, in his capacity as an officer of the General Partner, and William J. Shortt and Robert L. Voigt, both of whom are outside directors of the Company. The Pricing Committee will have the authority not to proceed with the Underwritten Sale if the underwriters are unable to consummate the Underwritten Sale at a public offering price that the Pricing Committee believes is reasonable. In evaluating whether the price and other terms presented by the underwriters are reasonable, and determining whether to sell the Shares, the Pricing Committee will consider several factors, including, among other things, recent market prices for the Common Stock, discounts from market price normally encountered in comparable underwritten secondary offerings, information from the underwriters regarding the recent demand for the Common Stock and general market conditions. See "Risk Factors - No Assurance as to Price of Common Stock in Underwritten Sale or Distribution." The following graph sets forth for the dates indicated the closing bid prices per share of Common Stock as reported on the Nasdaq National Market:

                                    [GRAPH]

      The net proceeds from the Underwritten Sale will be distributed to the Withdrawal Election Partners by the Redemption Agent, promptly after the completion of the Underwritten Sale, after payment of certain expenses, including underwriting discounts and commissions, in connection with the Underwritten Sale. If the Pricing Committee or the Company determines not to proceed with the Underwritten Sale or if the Underwritten Sale has not occurred before the expiration of 180 days after approval of the Plan, the Redemption Agent will distribute the Withdrawn Shares to the Withdrawal Election Partners immediately thereafter. If (i) the underwriters determine or advise the Pricing Committee that not all of the Withdrawn Shares can be sold in the Underwritten Sale or (ii) the Pricing Committee determines that not all of the Withdrawn Shares can be included in the Underwritten Sale at what it deems to be a reasonable price, then the number of Withdrawn Shares to be included in the Underwritten Sale for each Withdrawal Election Partner shall be reduced pro rata with every other Withdrawal Election Partner in the same proportion as the number of such Withdrawal Election Partner's Withdrawn Shares bears to the total number of Withdrawn Shares. The Withdrawn Shares that are not sold in the Underwritten Sale will be distributed to the Withdrawal Election Partners 180 days after the closing of the Underwritten Sale. For example, if a Withdrawal Election Partner has 10,000 Withdrawn Shares to be included in the Underwritten Sale and a total of 2,000,000 Withdrawn Shares are proposed to be sold, but it is determined that only 1,000,000 Withdrawn Shares can be sold, then 5,000 of such Withdrawal Election Partner's Withdrawn Shares will be sold in the Underwritten Sale and the balance of 5,000 Withdrawn Shares will be distributed 180 days later.

      Neither the Managing Underwriter nor any other underwriter for the Underwritten Sale is otherwise participating in the Plan and no such underwriter has been requested or retained to express any opinion as to the fairness of the Plan or related transactions to any party, or as to whether any Limited Partner should vote for or against the Plan. The prospective participation of any underwriter in the Underwritten Sale is not, and should not be construed as, a solicitation, recommendation or request to any person to approve or disapprove the Plan. The completion of the

Underwritten Sale is subject to a number of factors, including general market and economic conditions, and there can be no assurance that the Underwritten Sale will be consummated or consummated at any particular price.

THE DISSOLUTION AND DISTRIBUTION

      The Plan provides for an orderly dissolution of the Partnership (the "Dissolution") by the distribution over time of all of the Partnership's Shares remaining (the "Remaining Shares") after (i) the Withdrawal and (ii) the satisfaction by the Partnership of all of its costs and expenses associated with the Plan. See "-- Expenses of the Plan" below. If the Remaining Shares constitute less than 20% of the total then issued and outstanding shares of Common Stock, the Dissolution will occur by a one time distribution of the Remaining Shares on the 270th day after the earlier of the completion of the Underwritten Sale or the distribution of the Withdrawn Shares by the Redemption Agent to the Withdrawal Election Partners (the "First Distribution Date"). If the Remaining Shares constitute 20% or more of the total then issued and outstanding shares of Common Stock, the Dissolution will occur in three distributions, with 33 1/3% of the Remaining Shares being distributed on the First Distribution Date, 33 1/3% of the Remaining Shares being distributed on the 180th day following the First Distribution Date (the "Second Distribution Date") and the balance being distributed on the 180th day following the Second Distribution Date. Under certain conditions, the Company has the right under the Agreement to require the General Partner to accelerate the Dissolution and distribute all the Remaining Shares then held by the Partnership. The Company has agreed to use all reasonable efforts to have in effect on each Distribution Date an effective registration statement covering the distribution of the Remaining Shares, but none of the distributions will occur unless or until such registration statement becomes effective or an exemption to the Company's registration requirements with respect to such distribution exists, in the Company's sole discretion.

CONDITIONS TO THE PLAN AND THE UNDERWRITTEN SALE; TERMINATION

      The Plan will not be consummated unless the following conditions are satisfied or, to the extent permitted by the Partnership Agreement or the Agreement and Plan of Withdrawal and Dissolution, waived:

      o Limited Partners holding a majority in interest of the outstanding Units shall have approved the Plan at the Special Meeting;

      o All requisite third party consents and approvals to the Plan, including any necessary regulatory approvals, shall have been obtained;

      o No provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Plan; and

      o All actions by or in respect of or filing with any governmental body, agency, official or authority required to permit the consummation of the Plan shall have been obtained.

      The Underwritten Sale will not be consummated unless certain additional conditions are satisfied or (if permitted) waived, including the determination by the Pricing Committee that the underwriters have obtained a reasonable price for the Withdrawn Shares to be sold, taking into account, among other things, recent market prices for the Common Stock, discounts from market price normally encountered in comparable underwritten secondary offerings, information from the underwriters regarding the recent demand for the Common Stock and general market conditions. In addition, the Underwritten Sale is subject to general market and economic conditions, and there can be no assurance that the Underwritten Sale will be consummated.

      The General Partner does not intend to waive any condition if the waiver of such condition would have a material adverse effect on the rights and interests of the Limited Partners or the Company.

      Notwithstanding the foregoing, at any time prior to the Withdrawal, the Plan may be terminated, even if the foregoing conditions are satisfied, by the General Partner in its sole and absolute discretion if (a) there shall be any law or regulation that makes consummation of the Plan illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining the Partnership, the General Partner or the Company from consummating the Plan is entered and such judgment, injunction, order or decree shall become final and non-appealable, (b) the Plan shall not have been consummated on or before _____________, 1997, (c) in the event of adverse legislative developments or
(d) in the
event the General Partner determines that consummation of the Plan otherwise is no longer in the best interests of the Partners.

      The General Partner reserves the right, in its sole discretion, to defer consummation of the Plan until a date no later than _____________, 1997.

EXPENSES OF THE PLAN

      The following table sets forth the material expenses incurred or estimated to be incurred by the General Partner, the Partnership and the Company in connection with the Plan (exclusive of costs incurred in connection with the Underwritten Sale, including the fees of the underwriters in connection therewith):

                                                                 AMOUNT INCURRED
                                                                 OR ESTIMATED TO
                                                                   BE INCURRED
                                                                 ---------------
SEC Registration Fees . . . . . . . . . . . . . . . . . . . . .  $
Solicitation Expenses . . . . . . . . . . . . . . . . . . . . .
Transfer Agent Fee  . . . . . . . . . . . . . . . . . . . . . .
Accounting Fees and Expenses  . . . . . . . . . . . . . . . . .
Legal Fees and Expenses . . . . . . . . . . . . . . . . . . . .
Redemption Agent Fees and Expenses  . . . . . . . . . . . . . .
Blue Sky Qualification Fees and Expenses  . . . . . . . . . . .
Printing and Engraving  . . . . . . . . . . . . . . . . . . . .
Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . .
                                                                 ---------------
    Total   . . . . . . . . . . . . . . . . . . . . . . . . . .  $
                                                                 ===============

      If the Plan is consummated, the expenses incurred by the Partnership in connection therewith, estimated to be approximately $__________, will be borne by the General Partner and all Limited Partners in accordance with their interests in the Partnership. These expenses include approximately $650,000 relating to the development of earlier restructuring proposals that were not carried through. These expenses will be advanced by the Company and satisfied either by the sale of Shares by the Partnership in the Underwritten Sale or by the delivery to the Company by the Partnership of Shares valued at the public offering price in the Underwritten Sale or, if the Underwritten Sale is not consummated, the market value of such Shares on such date.

      Underwriting discounts and commissions in connection with the Underwritten Sale will be allocated on a pro rata basis among the Withdrawal Election Partners. All other costs of the Underwritten Sale, estimated to be approximately $___________, will be borne by the Company. If the Plan is not consummated, for any reason, the Partnership will pay all of such expenses.
The General Partner will not receive any compensation with respect to the Plan.


THE SOLICITATION OF PROXIES FROM LIMITED PARTNERS

      The Limited Partners are being asked to approve the Plan on the terms and subject to the conditions set forth in the Agreement and Plan of Withdrawal and Dissolution, which is attached to this Proxy Statement/Prospectus as Annex A and is incorporated herein by reference. Such approvals will require the affirmative vote of Limited Partners holding a majority in interest of the outstanding Units. As of the date of this Proxy Statement/Prospectus, there were 800 Units outstanding, which are held by approximately 1,850 Limited Partners. See "Proxy and Withdrawal Election Procedures."

      Even if sufficient proxies approving the Plan have been obtained from the Limited Partners, the Plan will not be consummated unless all other conditions thereto have been satisfied or (if permitted) waived. In addition, the General Partner may determine not to complete the Plan, even if such conditions are satisfied, if, among other things, there are adverse legislative developments or the General Partner determines at that time that the Plan is not in the best interests of the Partners.

      THE GENERAL PARTNER RECOMMENDS THAT LIMITED PARTNERS VOTE TO APPROVE THE PLAN BECAUSE IT BELIEVES THAT THE PLAN IS IN THE BEST INTERESTS OF THE PARTNERS. THE PRINCIPAL REASONS FOR THIS RECOMMENDATION ARE DESCRIBED UNDER "BACKGROUND OF THE PLAN" ABOVE.

MARKET PRICES FOR UNITS

      The Units are not listed on any national securities exchange or quoted on the Nasdaq System or Nasdaq National Market, and there is no established trading market for the Units. Assignments of the Units have been extremely limited and sporadic. The Partnership Agreement does not permit the assignment of Units by the Limited Partners without the General Partner's consent.

                    PROXY AND WITHDRAWAL ELECTION PROCEDURES

SOLICITATION OF PROXIES; SUBMISSION/WITHDRAWAL ELECTIONS; EXPENSES

      This Proxy Statement/Prospectus is furnished in connection with the solicitation of Proxies by the General Partner of the Partnership for the approval of the Plan. This Proxy Statement/Prospectus, together with the enclosed Proxy and Withdrawal Election Agreement, were first mailed to Limited Partners on or about ______________, 1997.

      The Partnership will pay the cost of soliciting Proxies. Proxies, Withdrawal Election Agreements and revocations will be considered received on the stamped date of receipt at the offices of D.F. King & Co., Inc. (the "Solicitation Agent"). The Solicitation Agent has been retained to assist the General Partner in the solicitation of Proxies for a customary fee, which amount is included in the estimate of costs of the Plan. See "The Plan of Withdrawal and Dissolution -- Expenses of the Plan." The Partnership will also reimburse custodians for their reasonable expenses for forwarding proxy material to beneficial owners of Units.

RECORD DATE; PROXIES; SUBMISSION OF PROXY AND WITHDRAWAL ELECTION AGREEMENT

      The General Partner has fixed the close of business on ____________, 1997 as the record date (the "Record Date") for the determination of Limited Partners entitled to vote at the Special Meeting. Only Limited Partners on the Record Date will be entitled to vote at the Special Meeting. No matters other than approval of the Plan will be voted on at the Special Meeting.

      The Solicitation will expire at 5:00 p.m., New York City time, on ______________, 1997 (the "Solicitation Expiration Date"), unless extended by the General Partner in its sole discretion, but will expire in any case on ______________, 1997. In order to be valid, a duly executed and properly completed Proxy and Withdrawal Election Agreement must be received by the Solicitation Agent on or before the Solicitation Expiration Date. The Solicitation Expiration Date may be extended by the General Partner without notice to the Limited Partners.

      Proxies given by Limited Partners in the form accompanying this Proxy Statement/Prospectus are revocable at any time prior to the Solicitation Expiration Date by written notice to the General Partner, Attention: Secretary, SI Management L.P., 309 LaFayette Road, Chickamauga, Georgia 30707, or by signing and returning a later dated Proxy. Proxies may also be revoked by attending the Special Meeting and voting in person.

      Limited Partners are requested to vote by completing the enclosed Proxy and Withdrawal Election Agreement and returning it signed and dated by mail, overnight courier or hand delivery to the address(es) set forth below:

      [INSERT ADDRESS INFORMATION]

      DELIVERY OF THE PROXY AND WITHDRAWAL ELECTION AGREEMENT OR REVOCATION IS AT THE RISK OF THE LIMITED PARTNER. TO ENSURE RECEIPT OF THE PROXY AND WITHDRAWAL ELECTION AGREEMENT, OR REVOCATION, WHEN SENT BY MAIL, IT IS SUGGESTED THAT LIMITED PARTNERS USE REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED. LIMITED PARTNERS SHOULD NOT INCLUDE CERTIFICATES REPRESENTING UNITS WITH THEIR PROXY AND WITHDRAWAL ELECTION AGREEMENT.

VOTING

      The affirmative vote of the Limited Partners who hold a majority in interest of the outstanding Units is required to approve the Plan. The failure to return a Proxy or an abstention by a Limited Partner is equivalent to a vote "AGAINST" the Plan. Therefore, each Limited Partner who desires to vote for the Plan is urged to return a Proxy.

      Each Limited Partner is entitled to vote such Limited Partner's interest in the Partnership. Only Limited Partners of record on the Record Date are entitled to vote. Limited Partners should indicate the manner in which they wish to vote in the space provided on the Proxy. Proxies solicited by the General Partner will be voted in accordance with the directions given on the Proxy. Where no instructions are indicated, Proxies will be voted "FOR" the Plan.

WITHDRAWAL ELECTIONS

      In order to make a valid Withdrawal Election to participate in the Underwritten Sale pursuant to the Plan, a Limited Partner must vote all of such Limited Partner's Units in favor of the Plan and properly complete and sign the enclosed Withdrawal Election Agreement indicating on such Withdrawal Election Agreement the percentage, 25%, 50%, 75% or 100%, of such Limited Partner's Unit(s) of which the Shares underlying such Unit(s) such Limited Partner desires to have included in the Underwritten Sale. An election may include a fraction of a Unit only if the election pertains to the entire interest held by such Limited Partner. The number of any Limited Partner's Shares to be included in the Underwritten Sale will be rounded to the nearest whole number. No Withdrawal Election shall have been validly made unless the General Partner shall have received a properly completed and executed Withdrawal Election Agreement by 5:00 p.m., New York City time, on the Solicitation Expiration Date (the "Election Deadline"). If, as of the Election Deadline, the General Partner shall not have received such a Withdrawal Election Agreement from a Limited Partner, such Limited Partner shall be deemed not to have made a Withdrawal Election with respect to such Limited Partner's Units. Any Limited Partner who has made a Withdrawal Election by submitting a Withdrawal Election Agreement to the General Partner may at any time prior to the Election Deadline change or revoke such Limited Partner's Withdrawal Election by submitting a revised Withdrawal Election Agreement, properly completed and signed, that is received by the General Partner prior to the Election Deadline.

      The Withdrawal Election will be irrevocable after the date the Plan is approved. The Redemption Agent, on behalf of the Withdrawal Election Partners, will deliver the Withdrawn Shares at the closing of the Underwritten Sale and deliver payment therefor to the Withdrawal Election Partners. If the Underwritten Sale is not consummated as provided herein, the Withdrawn Shares (after deduction of certain expenses) shall be promptly distributed by the Redemption Agent to the Withdrawal Election Partners. Any payment or distribution of Shares shall be sent to the Withdrawal Election Partners via first class mail at the addresses indicated on their Withdrawal Election Agreements. No Withdrawal Election shall be effected if the Plan is not approved by the Limited Partners and there can be no assurance that, if the Plan is approved, the Underwritten Sale will be consummated. See "The Plan of Withdrawal and Dissolution -- The Withdrawal Election."

NO APPRAISAL OR REDEMPTION RIGHTS

      Neither the Partnership Agreement nor Delaware law provides any right for dissenting Limited Partners to have their Units appraised or redeemed as a result of the Plan, and no such rights are included in the right of Limited Partners to vote on the Plan.

PARTNERSHIP UNITS AND PRINCIPAL HOLDERS THEREOF

      As of the date of this Proxy Statement/Prospectus, there were 800 outstanding Units owned by approximately 1850 Limited Partners. As of the same date, no person was known by the Partnership to own beneficially more than 5% of the Units.

VALIDITY OF PROXIES AND WITHDRAWAL ELECTION AGREEMENTS

      All questions as to the validity of Proxies and Withdrawal Election Agreements received will be determined by the General Partner, and such determination will be final and binding. Proxies will be deemed not to have been made until any irregularities have been cured or waived. Any Proxy or Withdrawal Election Agreement which, in the opinion of the General Partner, is not properly completed and executed, and as to which irregularities are not cured or waived, may be returned to the Limited Partner who submitted such Proxy or Withdrawal Election Agreement.

                                THE PARTNERSHIP

      The Partnership is a Delaware limited partnership formed in 1986 for the purpose of acquiring all of the capital stock of the Company. Since its organization in 1986 the Partnership has conducted no business other than owning and voting the Common Stock. The Partnership currently owns approximately 67%, or 5,781,250 shares, of the issued and outstanding Common Stock.

      The sole general partner of the Partnership is the General Partner. In 1993, Synthetic Management G.P. acquired the general partner interest in the General Partner from a corporation owned by Integrated Resources, Inc. Synthetic Management G.P. is a Georgia general partnership whose five partners are controlled by Leonard Chill, Ralph Kenner, William Gardner Wright, Jr. and
W. Wayne Freed, current executive officers of the Company, and Jon P. Beckman, a former executive officer of the Company. See "Certain Relationships and Related Transactions" and "Management -- Executive Officers and Directors of the Company." For a description of certain provisions of the Partnership Agreement, see "Summary of Certain Provisions of the Partnership Agreement."

      The following chart illustrates the current ownership structure of the Company, the Partnership and their affiliates:

                                    [CHART]

                                  THE COMPANY

      The Company is a Delaware corporation founded in 1969 to produce polypropylene-based primary carpet backing. Since that time the Company's business has expanded into the manufacturing and sale of a full line of polypropylene- based industrial fabrics, specialty yarns and geotextiles.

      The Company is one of the world's leading producers of polypropylene fabrics and fibers for the home furnishing, construction, environmental, recreational and agricultural industries. The Company manufactures and sells more than 2,000 products in over 65 end-use markets. The Company believes that it is the second largest producer of carpet backing in the world and is the largest producer of synthetic fiber additives for concrete reinforcement through its Fibermesh(R) line of products. The Company also produces polypropylene products for the geotextile and erosion control markets and is a leader in designing innovative products for speciality applications. The Company's products are engineered to meet specific customer criteria such as strength, flexibility, resistance to sunlight and water/air permeability. The Company aims to compete in markets in which it can be the primary or secondary provider of such products, with over 93% of its products meeting this criterion. The Company's consolidated sales have grown from $196 million in fiscal 1992 to $300 million in fiscal 1996.

      As a result of its public offering of Common Stock in November 1996, the Company currently has 8,656,250 shares of Common Stock outstanding, which trade under the symbol "SIND" on the Nasdaq National Market. Approximately 67% of the issued and outstanding Common Stock of the Company is owned by the Partnership.

                                 CAPITALIZATION

      The following table sets forth the capitalization of the Company at March 31, 1997. The information presented below should be read in conjunction with "Summary Consolidated Financial Information", "Selected Consolidated Financial Information", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto appearing elsewhere in this Proxy Statement/Prospectus.


                                                                      MARCH 31, 1997
                                                                        (UNAUDITED)
                                                                       (IN THOUSANDS,
                                                                     EXCEPT SHARE AND
                                                                      PER SHARE DATA)
Cash  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $      1,190
                                                                       ============

Long-term debt(1):
Credit Facility(2):
   Revolving credit portion . . . . . . . . . . . . . . . . . . . . .         4,618
   Term loan portion  . . . . . . . . . . . . . . . . . . . . . . . .        25,000
12 3/4% Senior Subordinated Debentures due 2002 . . . . . . . . . . .         7,403
9 1/4% Senior Subordinated Notes due 2007 . . . . . . . . . . . . . .       170,000
Capitalized lease obligation  . . . . . . . . . . . . . . . . . . . .         4,397
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         1,299
                                                                       ------------
   Total long-term debt . . . . . . . . . . . . . . . . . . . . . . .       212,717
Less current portion  . . . . . . . . . . . . . . . . . . . . . . . .           688
                                                                       ------------
   Long term debt, net  . . . . . . . . . . . . . . . . . . . . . . .       212,029
                                                                       ------------

Stockholders' equity:
   Common stock $1.00 par value; 25,000,000 shares authorized;
   8,656,250 shares issued and outstanding (3)  . . . . . . . . . . .         8,656
   Additional paid-in capital . . . . . . . . . . . . . . . . . . . .        94,325
   Cumulative translation adjustments . . . . . . . . . . . . . . . .           143
   Deficit  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (12,357)
                                                                       ------------
       Total stockholders' equity                                            90,767
                                                                       ------------
Total capitalization  . . . . . . . . . . . . . . . . . . . . . . . .  $    302,796
                                                                       ============

____________________

(1) For a description of the Company's long-term debt, see Note 6 of Notes to Consolidated Financial Statements.

(2) At March 31, 1997, the amount available under the Credit Facility was $19,051. The Company is currently in the process of renegotiating the Credit Facility.

(3) Excludes 638,397 shares of Common Stock at March 31, 1997 which are subject to options granted under the Stock Option Plans, 327,289 of which are subject to currently exercisable options.

                     COMMON STOCK PRICE RANGE AND DIVIDENDS

      The Company's Common Stock is listed on the Nasdaq National Market (the "NNM") under the Symbol "SIND". The following table sets forth for the periods indicated the high and low closing bid prices per share of Common Stock as reported on the [NNM ].

                                                                      COMMON STOCK BID PRICE
                                                                     ------------------------
                                                                       HIGH             LOW
                                                                     --------         -------
YEAR ENDED SEPTEMBER 30, 1997

      First Quarter (from November 1, 1996)   . . . . . . . .

      Second Quarter  . . . . . . . . . . . . . . . . . . . .

      Third Quarter (through June __, 1997)   . . . . . . . .

      At March 31, 1997, there were approximately ______ holders of record of Common Stock. On May __, 1997, the reported last sale price of the Common Stock on the NNM was $___ per share.

      The Company has not declared or paid any cash or other dividends on the Common Stock and intends for the foreseeable future to retain its earnings to finance the development of its business and for repayment of debt. The declaration and payment of dividends by the Company are subject to the discretion of the Board. Any future determination to pay dividends will depend on the Company's results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by the Board. In addition, the Credit Facility and the Indenture governing the Company's 9 1/4% Senior Subordinated Notes due 2007 (the "Notes") contain restrictions on the Company's ability to declare and pay dividends.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

      (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA AND FINANCIAL RATIOS)

      The statement of operations data for the fiscal years ended September 30, 1994, 1995 and 1996 and the balance sheet data as of September 30, 1995 and 1996 are derived from the Consolidated Financial Statements of the Company that have been audited by Deloitte & Touche LLP, independent auditors, and are included elsewhere in this Proxy Statement/Prospectus. The statement of operations data for the years ended September 30, 1992 and 1993 and the balance sheet data as of September 30, 1992, 1993 and 1994 are derived from audited financial statements of the Company that are not included herein. The statement of operations and balance sheet data as of and for the three and six month periods ended March 31, 1996 and 1997 have been derived from the unaudited interim financial statements of the Company and include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to fairly present the data for such periods. The following Selected Consolidated Financial Information should be read in conjunction with the Consolidated Financial Statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Proxy Statement/Prospectus.

                                                                  FISCAL YEAR ENDED SEPTEMBER 30,
                                            ---------------------------------------------------------------------------
                                               1992           1993             1994            1995(1)          1996
                                            ----------      ---------        ---------        ---------       ---------
STATEMENT OF OPERATIONS DATA:
  Net sales   . . . . . . . . . . . . .     $  195,739      $ 210,516        $ 234,977        $ 271,427       $ 299,532
  Cost of sales   . . . . . . . . . . .        133,690        142,181          152,305          194,706         208,321
                                            ----------      ---------        ---------        ---------       ---------
  Gross profit  . . . . . . . . . . . .         62,049         68,335           82,672           76,721          91,211
  Selling, general and administrative
     expenses   . . . . . . . . . . . .         31,795         35,799           39,403           45,468          50,145
  Amortization of intangibles   . . . .          2,598          2,615            2,499            2,566           2,592
                                            ----------     ----------       ----------      -----------     -----------
Operating income  . . . . . . . . . . .         27,656         29,921           40,770           28,687          38,474
Interest expense  . . . . . . . . . . .         17,865         20,854           20,011           22,514          22,773
  Amortization of deferred financing
     costs  . . . . . . . . . . . . . .          1,636            933              739              737             699
                                            ----------    -----------      -----------      -----------     -----------
  Income (loss) from continuing
    operations before provision
    (benefit) for income taxes and
    extraordinary item  . . . . . . . .          8,155          8,134           20,020            5,436          15,002
  Provision (benefit) for income
    taxes   . . . . . . . . . . . . . .          4,560          4,472            8,600            3,500           6,900
                                                 -----          -----            -----            -----           -----
  Income (loss) from continuing
    operations before
    extraordinary item  . . . . . . . .          3,595          3,662           11,420            1,936           8,102
  Net income (loss) (2)   . . . . . . .     $   (3,972)     $ (12,310)       $  11,420        $   1,936       $   8,102
                                            ==========      =========        =========        =========       =========
OTHER FINANCIAL DATA:

  Net income (loss) per share from
    continuing operations before
    extraordinary item  . . . . . . . .           0.62           0.63             1.93             0.33            1.37
  Weighted average shares
     outstanding  . . . . . . . . . . .      5,781,250      5,781,250        5,930,502        5,930,502       5,930,502
  EBITDA (3)  . . . . . . . . . . . . .         36,937         41,061           52,421           42,887          54,074
  EBIDTA as a percentage of
     net sales  . . . . . . . . . . . .          18.9%          19.5%            22.3%            15.8%           18.1%

                                                   SIX MONTHS ENDED                THREE MONTHS
                                                       MARCH  31,                 ENDED MARCH 31,
                                                 ---------------------         --------------------
                                                   1996         1997             1996         1997
                                                 --------     --------         -------      -------
STATEMENT OF OPERATIONS DATA:
  Net sales   . . . . . . . . . . . . .          $129,217     $146,215         $64,609      $75,358
  Cost of sales   . . . . . . . . . . .            96,087      101,166          46,170       51,123
                                                 --------     --------         -------      -------
  Gross profit  . . . . . . . . . . . .            33,130       45,049          18,439       24,235
  Selling, general and administrative
     expenses   . . . . . . . . . . . .            22,743       27,075          12,056       14,256
  Amortization of intangibles   . . . .             1,296        1,296             648          648
                                                ---------     --------       ---------     --------
Operating income  . . . . . . . . . . .             9,091       16,678           5,735        9,331
Interest expense  . . . . . . . . . . .            11,390       10,775           5,710        5,365
  Amortization of deferred financing
     costs  . . . . . . . . . . . . . .               348          339             175          163
                                                ---------      -------         -------      -------
  Income (loss) from continuing
    operations before provision
    (benefit) for income taxes and
    extraordinary item  . . . . . . . .            (2,647)       5,564            (150)       3,803
  Provision (benefit) for income
    taxes   . . . . . . . . . . . . . .              (340)       2,500             260        1,643
                                                 ---------    --------          ------        -----
  Income (loss) from continuing
    operations before
    extraordinary item  . . . . . . . .            (2,307)       3,064            (410)       2,160
  Net income (loss) (2)   . . . . . . .          $ (2,307)    $ (8,886)        $  (410)     $(9,790)
                                                 ========     ========         =======      =======
OTHER FINANCIAL DATA:

  Net income per share from
    continuing operations before
    extraordinary item  . . . . . . . .             (0.39)        0.36           (0.07)        0.24
  Weighted average shares
     outstanding  . . . . . . . . . . .         5,930,502    8,413,922       5,930,502    8,957,155
  EBITDA (3)  . . . . . . . . . . . . .            16,774       25,366           9,584       13,715
  EBIDTA as a percentage of
     net sales  . . . . . . . . . . . .             13.0%        17.3%           14.8%        18.2%


                                                    AS OF SEPTEMBER 30,                                      AS OF MARCH 31,
                               ------------------------------------------------------------                  ---------------
                                  1992         1993        1994         1995        1996                          1997
                               ---------    ---------   ---------    ---------    ---------                  ---------------
BALANCE SHEET DATA:
Working capital . . . . . . .  $  33,980    $  42,055   $  44,114    $  69,039    $  64,077                    $  89,877
Total assets  . . . . . . . .    254,581      260,372     287,933      312,300      324,058                      370,778
Long-term debt, net . . . . .    158,638      164,723     172,490      192,048      194,353                      212,029
Stockholders' equity  . . . .     56,700       44,423      55,817       57,756       65,844                       90,767

            FOOTNOTES TO SELECTED CONSOLIDATED FINANCIAL INFORMATION


(1) Fiscal 1995 results of operations include a pre-tax charge of $2,852 to increase the allowance for doubtful accounts due to a customer who experienced severe financial difficulty. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) Net loss for the three and six month periods ended March 31, 1997 includes an extraordinary loss of $11,950 from the early extinguishment of debt. Net income for fiscal 1993 includes (i) an extraordinary loss of $8,892 from the early extinguishment of debt, (ii) a charge of $8,500 for the cumulative effect of an accounting change relating to the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", and (iii) a gain of $1,420 on the disposal of discontinued operations. Net income for fiscal 1992 includes a loss from discontinued operations of $553 and a loss on the disposal of discontinued operations of $7,014.

(3) Represents income before interest, taxes, depreciation, and amortization. EBITDA is presented because it is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation from or as a substitute for net income, cash flows from operating activities and other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the information contained in the Consolidated Financial Statements, including the notes thereto, and the other financial information appearing elsewhere in this Proxy Statement/Prospectus. Dollar amounts are in thousands. The following discussion includes forward-looking statements that involve certain risks and uncertainties. See "Risk Factors."

INTRODUCTION

      The Company's net sales in recent years have increased due to a variety of factors, including generally increasing sales volumes as a result of growing demand for the Company's products and the Company's ability to expand its markets through development of new products.

      The Company's products are sold along three principal product lines: carpet backing, construction and civil engineering products, and technical textiles. The following table summarizes net sales growth for each of these product lines during the fiscal years ended September 30, 1994, 1995 and 1996 and the six month periods ended March 31, 1996 and 1997:

                                        FISCAL YEAR ENDED SEPTEMBER 30,                     SIX MONTHS ENDED MARCH 31,
                            -------------------------------------------------------    -----------------------------------
                                   1994                1995              1996                1996               1997
                            -----------------    ----------------   ---------------    ----------------    ---------------
Carpet backing  . . . . . . $117,791     50.1%   $133,025    49.0%  $146,491   48.9%   $ 68,889    53.3%    $77,128   52.7%

Construction and civil
engineering . . . . . . . .   68,706     29.3      82,933    30.6     97,043   32.4      34,456    26.7      40,747   27.9

Technical textiles  . . . .   48,480     20.6      55,469    20.4     55,998   18.7      25,872    20.0      28,340   19.4
                            --------    -----    --------   -----   --------  -----    --------   -----    --------  -----
Net sales . . . . . . . . . $234,977    100.0%   $271,427   100.0%  $299,532  100.0%   $129,217   100.0%   $146,215  100.0%
                            ========    =====    ========   =====   ========  =====    ========   =====    ========  =====


      The Company's carpet backing business has grown at a faster rate than that of the industry as a whole, principally due to recent market share gains in the consumer carpet backing market and increased penetration of the commercial carpet backing market. The Company's construction and civil engineering business has grown significantly over the past three years due to increased acceptance of the Company's proprietary concrete reinforcement products, the expansion of this product line to offer a full range of geosynthetic products to the markets the Company serves and other innovative product offerings. Over the past three years, the Company has streamlined its technical textile business and exited several product lines which did not meet the Company's strategic sales and profitability objectives. The Company believes that it has positioned its technical textile business for increased sales and profitability.

      While the Company's sales have grown in each of the past three years, the Company's gross profit has fluctuated due to a variety of factors, primarily related to changes in the price of polypropylene. Polypropylene is the basic raw material used in the manufacture of substantially all of the Company's products, accounting for approximately 50% of the Company's costs of goods sold. The Company believes that the selling prices of its products have adjusted over time to reflect changes in polypropylene prices, although such price changes favorably affected gross profit for fiscal 1994 and adversely affected gross profit for fiscal 1995. In the first six months of fiscal 1997 and for fiscal 1996, the Company's polypropylene prices were lower, on average, than for the corresponding periods in the previous year. The benefit of this average cost decrease, coupled with higher sales volume in each respective period, resulted in a gross profit improvement. Gross profit for the first six months of fiscal 1997 was $45,049, compared to $33,130 for the same period of fiscal 1996, an increase of $11,919, or 36.0%. As a percentage of sales, gross profit increased to 30.8% from 25.6%. Gross profit for fiscal 1996 was $91,211, compared to $76,721 for the same period of fiscal 1995, an increase of $14,490, or 18.9%. As a percentage of sales, gross profit increased to 30.5% from 28.3%.

      The Company has not experienced any shortage of supply of polypropylene; however, continuous increases in demand or major supply disruptions without offsetting increases in manufacturing capacities could cause future supply shortages. Higher prices of polypropylene, however, without offsetting selling price increases could have a significant negative effect on the Company's results of operations and financial condition.

      According to a September 1996 report by Chemical Data Inc. ("Chem Data"), a monthly petrochemical and plastics analysis publication, current annual polypropylene capacity in North America is 12.6 billion pounds per year, up from 11.4 billion pounds at December 31, 1995. Total average annual capacity will rise to 14.0 billion pounds per year for 1997 and 14.6 billion pounds per year for 1998. Historically, the creation of additional capacity has helped to relieve supply pressures although there can be no assurance that this will continue to be the case.

      The Company historically has operated at or near full capacity on a 24-hour per day, seven days per week, 350 days per year schedule. Reflecting this level of capacity utilization, the Company invested approximately $113,000 on its six manufacturing facilities during the five year period ended September 30, 1996, including the completion in August 1996 of a major $35,000 expansion at its largest manufacturing facility. Based on existing product prices and demand, this expansion should increase the Company's sales by as much as $30,000 for fiscal 1997.

      The following table sets forth the percentage relationships to net sales of certain income statement items. See "Selected Consolidated Financial Information", as well as the Consolidated Financial Statements, the notes thereto and other financial information included elsewhere in the Prospectus for more detailed financial information.

                                                                        SIX MONTHS
                                                                           ENDED          THREE MONTHS ENDED
                                        YEAR ENDED SEPTEMBER 30,         MARCH 31,             MARCH 31,
                                       ---------------------------   -----------------    ------------------
                                         1994      1995      1996      1996      1997       1996       1997
                                       -------   -------   -------   -------   -------    -------    -------
Net sales . . . . . . . . . . . . . .    100.0%    100.0%    100.0%    100.0%    100.0%     100.0%     100.0%
Cost of sales                             64.8      71.7      69.5      74.4      69.2       71.5       67.8
                                       -------   -------   -------   -------   -------    -------    -------
  Gross profit  . . . . . . . . . . .     35.2      28.3      30.5      25.6      30.8       28.5       32.2
Selling expenses  . . . . . . . . . .      9.3       9.0       9.2       9.3       9.7        9.7        9.6
General and administrative expenses .      7.5       7.8       7.6       8.4       8.8        9.0        9.3
Amortization of intangibles . . . . .      1.0       0.9       0.9       1.0       0.9        1.0        0.9
                                       -------   -------   -------   -------   -------    -------    -------
  Operating income  . . . . . . . . .     17.4      10.6      12.8       6.9      11.4        8.8       12.4
Interest expense  . . . . . . . . . .      8.5       8.3       7.6       8.8       7.4        8.8        7.1
Amortization of deferred financing
  costs . . . . . . . . . . . . . . .      0.3       0.3       0.2       0.3       0.2        0.3        0.2
                                       -------   -------   -------   -------   -------    -------    -------
  Income (loss) before provision
     (benefit) for income taxes and
    extraordinary item  . . . . . . .      8.6       2.0       5.0      (2.2)      3.8       (0.3)       5.1
Provision (benefit) for income taxes       3.7       1.3       2.3      (0.3)      1.7        0.4        2.2
                                       -------   -------   -------   -------   -------    -------    -------
  Income (loss) before extraordinary
    item  . . . . . . . . . . . . . .      4.9%      0.7%      2.7%     (1.9%)     2.1%      (0.7%)      2.9%
                                       =======   =======   =======   =======   =======    =======    =======

RESULTS OF OPERATIONS

      THREE MONTHS ENDED MARCH 31, 1997 AS COMPARED TO THREE MONTHS ENDED MARCH 31, 1996

      Net sales for the second quarter of fiscal 1997 were $75,358 compared to $64,609 for the same period of fiscal 1996, an increase of $10,749, or 16.6%. Carpet backing sales for the second quarter of fiscal 1997 were $40,206 compared to $35,336 for the same period of fiscal 1996, an increase of $4,870, or 13.8%. Construction and civil engineering product sales for the second quarter of fiscal 1997 were $19,675 compared to $15,056 for the same period of fiscal 1996, an increase of $4,619, or 30.7%. Technical textile sales for the second quarter of fiscal 1997 were $15,477 compared to $14,217 for the same period of fiscal 1996, an increase of $1,260, or 8.9%.

      Gross profit for the second quarter of fiscal 1997 was $24,235 compared to $18,439 for the same period of fiscal 1996, an increase of $5,796, or 31.4%. As a percentage of sales, gross profit increased to 32.2% from 28.5%. This increase was primarily due to increased sales volume and lower average polypropylene costs. See "-- Introduction."

      Selling expenses for the second quarter of fiscal 1997 were $7,246 compared to $6,236 for the same period of fiscal 1996, an increase of $1,010, or 16.2%. This increase was primarily due to increased expenditures associated with higher sales volume as well as increased marketing expenses. These expenses are related to the Company's expectation of higher sales in fiscal 1997 resulting from the completion of the fiscal 1996 capacity expansion program. As a percentage of sales, selling expenses decreased from 9.7% to 9.6%.

      General and administrative expenses for the second quarter of fiscal 1997 were $7,010 compared to $5,820 for the same period of fiscal 1996, an increase of $1,190, or 20.4%. As a percentage of sales, general and administrative expenses increased from 9.0% to 9.3%. The increase in general and administrative expenses was primarily due to infrastructure expenditures, which included an increased investment in the Company's Management Information System, to support anticipated Company growth.

      Operating income for the second quarter of fiscal 1997 was $9,331 compared to $5,735 for the same period of fiscal 1996, an increase of $3,596, or 62.7%. As a percentage of sales, operating income increased to 12.4% in fiscal 1997 from 8.8% in fiscal 1996. This increase was primarily due to higher sales volumes and lower average raw material costs offset by slightly increased general and administrative costs.

      Interest expense for the second quarter of fiscal 1997 was $5,365 compared to $5,710 for the same period of fiscal 1996, a decrease of $345, or 6.0%, due to interest income of $223 as well as lower interest on the outstanding debt and the prepayment of the Credit Facility.

      The effective income tax rate before the effect of extraordinary items for the second quarter of fiscal 1997 was 43%, due primarily to the effect of nondeductible expenses, including the amortization of goodwill, on taxable income in fiscal 1997.

      Income before extraordinary loss for the second quarter of fiscal 1997 was $2,160 compared to net loss of $410 for the same period of fiscal 1996, an increase of $2,570. Earnings before interest, taxes, depreciation and amortization ("EBITDA")(1) for the second quarter of fiscal 1997 were $13,715 compared to $9,584 for the same period of fiscal 1996, an increase of $4,131, or 43.1%. The increase in income, as well as EBITDA, was primarily due to higher sales volumes and lower average raw material costs offset by slightly increased general and administrative costs.

      SIX MONTHS ENDED MARCH 31, 1997 AS COMPARED TO SIX MONTHS ENDED MARCH 31, 1996

      Net sales for the first six months of fiscal 1997 were $146,215 compared to $129,217 for the same period of fiscal 1996, an increase of $16,998, or 13.2%. Carpet backing sales for the first six months of fiscal 1997 were $77,128 compared to $68,889 for the same period of fiscal 1996, an increase of $8,239, or 12.0%. Construction and civil engineering product sales for the first six months of fiscal 1997 were $40,747 compared to $34,456 for the same period





__________________________________

    (1) The Company believes that EBITDA is helpful in understanding cash flow from operations that is available for debt service, taxes and capital expenditures. EBITDA is not a concept recognized under generally accepted accounting principles and is not a substitute for operating income, net income or cash flows from operating activities.

of fiscal 1996, an increase of $6,291, or 18.3%. Technical textiles sales for the first six months of fiscal 1997 were $28,340 compared to $25,872 for the same period of fiscal 1996, an increase of $2,468, or 9.5%.

      Gross profit for the first six months of fiscal 1997 was $45,049 compared to $33,130 for the same period of fiscal 1996, an increase of $11,919, or 36.0%. As a percentage of sales, gross profit increased to 30.8% from 25.6%. This increase was primarily due to increased sales volume and lower average polypropylene costs.

      Selling expenses for the first six months of fiscal 1997 were $14,184 compared to $11,952 for the same period of fiscal 1996, an increase of $2,232, or 18.7%. This increase was primarily due to increased expenditures associated with higher sales volume as well as increased marketing expenses. These expenses are related to the Company's expectation of higher sales in fiscal 1997 resulting from the completion of the fiscal 1996 capacity expansion program. As a percentage of sales, selling expenses increased from 9.3% to 9.7%.

      General and administrative expenses for the first six months of fiscal 1997 were $12,891 compared to $10,791 for the same period of fiscal 1996, an increase of $2,100, or 19.5%. As a percentage of sales, general and administrative expenses increased from 8.4% to 8.8%. The increase in general and administrative expenses was primarily due to infrastructure expenditures, which included an increased investment in the Company's Management Information System, to support anticipated Company growth.

      Operating income for the first six months of fiscal 1997 was $16,678 compared to $9,091 for the same period of fiscal 1996, an increase of $7,587, or 83.5%. As a percentage of sales, operating income increased to 11.4% in fiscal 1997 from 6.9% in fiscal 1996. This was primarily due to higher sales volumes and lower average raw material costs offset by slightly increased selling and general and administrative costs.

      Interest expense for the first six months of fiscal 1997 was $10,775 compared to $11,390 for the same period of fiscal 1996, a decrease of $615, or 5.4%, due to interest income of $395 as well as a lower interest rate on the outstanding debt and the prepayment of the Credit Facility.

      The effective income tax rate before the effect of the extraordinary item for the first six months of fiscal 1997 was 45% due primarily to the effect of nondeductible expenses, including the amortization of goodwill, on taxable income in fiscal 1997.

      Income before extraordinary loss for the first six months of fiscal 1997, was $3,064 compared to net loss of $2,307 for the same period of fiscal 1996, an increase of $5,371. EBITDA for the first six months of fiscal 1997 were $25,366 compared to $16,774 for the same period of fiscal 1996, an increase of $8,592, or 51.2%. The increase in income, as well as EBITDA, was primarily due to higher sales volumes and lower average raw material costs offset by slightly increased selling and general and administrative costs.

      FISCAL 1996 COMPARED TO FISCAL 1995

      Net sales for fiscal 1996 were $299,532 compared to $271,427 for fiscal 1995, an increase of $28,105, or 10.4%. This increase was primarily due to increased sales of carpet backing and construction and civil engineering products. Carpet backing sales for fiscal 1996 were $146,491 compared to $133,025 for fiscal 1995, an increase of $13,466, or 10.1%. This increase was the result of higher unit volume in primary and secondary carpet backing, partially offset by lower average selling prices. Construction and civil engineering product sales for fiscal 1996 were $97,043 compared to $82,933 for fiscal 1995, an increase of $14,110, or 17.0%. This increase was due to an increase in sales of geotextile and erosion control fabrics of $13,018, or 30.7%, resulting primarily from nonwoven sales in the landfill and roadway and building site markets. Technical textiles sales for fiscal 1996 were $55,998 compared to $55,469 for fiscal 1995, an increase of $529, or 1.0%.

      Gross profit for fiscal 1996 was $91,211, compared to $76,721 for the same period of fiscal 1995, an increase of $14,490, or 18.9%. As a percentage of sales, gross profit increased to 30.5% from 28.3%. This increase was primarily due to increased sales volume as well as lower average polypropylene costs. See "-- Introduction."

      Selling expenses for fiscal 1996 were $27,488 compared to $24,273 for the same period of fiscal 1995, an increase of $3,215, or 13.2%. This increase was primarily due to increased expenditures associated with higher sales volume as well as increased marketing expenses. These expenses are related to the Company's expectation of higher sales in 1997 resulting from the completion of the 1996 capacity expansion program. As a percentage of sales, selling expenses increased from 9.0% to 9.2%.

      General and administrative expenses for fiscal 1996 were $22,657 compared to $21,195 for the same period of fiscal 1995, an increase of $1,462, or 6.9%. As a percentage of sales, general and administrative expenses decreased from 7.8% to 7.6%. In fiscal 1995, general and administrative expenses included a pre-tax charge of $2,852 related to an increase in the allowance for doubtful accounts taken to establish a reserve for a carpet backing customer who experienced severe financial difficulties. Without this charge, fiscal 1995 general and administrative expenses as a percentage of sales would have been 6.8%. The increase in general and administrative expenses was primarily due to infrastructure expenditures, which included an increased investment in the Company's Management Information System, to support anticipated Company growth.

      Operating income for fiscal 1996 was $38,474 as compared to $28,687 for fiscal 1995, an increase of $9,787, or 34.1%. As a percentage of sales, operating income increased to 12.8% in fiscal 1996 from 10.6% in fiscal 1995. This was primarily due to factors discussed above.

      Total interest expense for fiscal 1996 was $22,773 compared to $22,514 for fiscal 1995, an increase of $259, or 1.2%, due to higher average total debt outstanding.

      The effective income tax rate was 46% and 64% in fiscal 1996 and 1995, respectively. The decrease was primarily due to the effect of nondeductible expenses, including the amortization of goodwill, on higher taxable income in fiscal 1996.

      Net income for fiscal 1996 was $8,102 compared to net income of $1,936 for fiscal 1995, an increase of $6,166, or 318.5%. EBITDA for fiscal 1996 was $54,074 compared to $42,887 for fiscal 1995, an increase of $11,187, or 26.1%. The increase in net income, as well as EBITDA, was primarily due to higher sales volumes and lower average raw material cost partially offset by slightly lower average selling prices, higher manufacturing costs associated with plant shutdowns as a result of the winter ice storms in 1996 and increased selling and general and administrative costs.

      FISCAL 1995 COMPARED TO FISCAL 1994

      Net sales for fiscal 1995 were $271,427 compared to $234,977 for fiscal 1994, an increase of $36,450, or 15.5%. This increase was primarily due to unit volume growth in certain product lines and higher average selling prices. Carpet backing sales for fiscal 1995 were $133,025 compared to $117,791 for fiscal 1994, an increase of $15,234, or 12.9%. This increase was primarily due to higher unit volume due in part to increased market share in both primary and secondary carpet backing as well as higher selling prices as compared to fiscal 1994. Construction and civil engineering product sales for fiscal 1995 were $82,933 compared to $68,706 for fiscal 1994, an increase of $14,227, or 20.7%. This increase was primarily due to a significant growth in sales of geosynthetic products as well as an increase in sales of Fibermesh(R) fibers. Technical textiles sales for fiscal 1995 were $55,469 compared to $48,480 for fiscal 1994, an increase of $6,989, or 14.4%. This increase was primarily due to unit volume growth in the furniture and bedding markets.

      Gross profit for fiscal 1995 was $76,721 compared to $82,672 for fiscal 1994, a decrease of $5,951, or 7.2%. As a percentage of sales, gross profit decreased to 28.3% from 35.2%. This decrease was primarily due to the higher polypropylene costs, offset partially by higher average selling prices. See "-- Introduction".

      Selling expenses for fiscal 1995 were $24,273 compared to $21,815 for fiscal 1994, an increase of $2,458, or 11.3%. This increase was primarily due to increased marketing efforts in the construction and civil engineering products lines as a direct result of increased sales. However, as a percentage of sales, selling expenses decreased from 9.3% to 8.9%.

      General and administrative expenses for fiscal 1995 were $21,195 compared to $17,588 for fiscal 1994, an increase of $3,607, or 20.5%. As a percentage of sales, general and administrative expenses increased from 7.5% to 7.8%.
This increase was primarily due to a charge of $2,852 related to an increase in the allowance for doubtful accounts during the fourth quarter of fiscal 1995. The charge was taken to establish a reserve for accounts receivable for a carpet backing customer who experienced severe financial difficulties. The Company believes the reserve provided is adequate for this account to cover any future potential losses and in the opinion of management, no significant future loss of revenue is anticipated.

      Operating income for fiscal 1995 was $28,687 compared to $40,770 for fiscal 1994, a decrease of $12,083, or 29.6%. As a percentage of sales, operating income decreased to 10.6% from 17.4%. This decrease was primarily due to the change in gross profit associated with higher raw material costs.

      Total interest expense for fiscal 1995 was $22,514 compared to $20,011 for fiscal 1994. This increase was due to a higher average total debt outstanding and a higher base rate for the Credit Facility.

      The effective income tax rate for fiscal 1995 was 64.3% compared to 43% for fiscal 1994. The increase was primarily due to the effect of nondeductible expenses, including the amortization of goodwill, on lower taxable income in fiscal 1995.

      Net income for fiscal 1995 was $1,936 compared to $11,420 for fiscal 1994, a decrease of $9,484, or 83%. This decrease was primarily due to increased raw material and interest costs.

LIQUIDITY AND CAPITAL RESOURCES

      To finance its capital expenditures program and fund its operational needs, the Company has relied upon cash provided by operations, supplemented as necessary by bank lines of credit and long-term indebtedness. Cash (used in) provided by operating activities was ($908) and $10,138 for the six months ended March 31, 1997 and 1996, respectively, and $31,421 and ($35) for fiscal 1996 and 1995, respectively.

      Cash used in operating activities for the six months ended March 31, 1997 resulted primarily from an increase in inventory of $20,501, due to seasonal buildups, financed principally through income before extraordinary item of $3,064 and noncash charges of $12,278, as well as an increase in accounts payable of $8,459.

      Cash provided by (used in) operating activities in fiscal 1996 and 1995 resulted primarily from net income of $8,102 and $1,936, respectively, after deducting non-cash charges of $20,723 and $17,945 and net working capital changes of approximately $2,596 and ($19,916), for each respective period. The increase in cash provided by operating activities for fiscal 1996 as compared to fiscal 1995 was principally due to fluctuations in net income and the Company's working capital requirements. The changes included reduced inventory and accounts payable balances in 1996 resulting primarily from lower inventory quantities and lower polypropylene costs. The decrease in cash provided by operating activities in fiscal 1995 as compared to fiscal 1994 was principally due to lower net income and fluctuations in working capital requirements. Working capital requirements increased primarily due to increases in accounts receivable, inventory and accounts payable. The increase in accounts receivable results from increased sales over the prior year particularly in certain seasonal product lines. The increases in inventory and accounts payable resulted from the effects of higher polypropylene costs, as well as increased units in finished goods and raw materials. Working capital amounted to $89,877 and $64,077 at March 31, 1997 and 1996, respectively, and $64,077 and $69,039 at September 30, 1996 and 1995, respectively.

      On February 11, 1997, the Company issued $170,000 aggregate principal amount of 9 1/4% Senior Subordinated Notes due February 15, 2007 (the "Notes"), which represent unsecured obligations of the Company. The Notes are redeemable at the option of the Company at any time on or after February 15, 2002, at an initial redemption price of 104.625% of their principal amount together with accrued interest, with declining redemption prices thereafter. Interest on the Notes are payable semi-annually on February 15 and August 15.

      On November 1, 1996, the Company received net proceeds of approximately $34,000 (after payment of underwriting discounts and commissions and expenses) from the sale of 2,875,000 shares of Common Stock in an underwritten public offering. These proceeds, together with the proceeds received from the February 11, 1997 issuance of $170,000 in aggregate principal amount of the Notes, were utilized primarily to retire approximately $133,000 of the Company's 12 3/4% Senior Subordinated Debentures due 2002 (the "Debentures"), pay the related prepayment costs and fees associated with the refinancing of $15,920 and to repay $20,000 of certain outstanding indebtedness under the Company's Fourth Amended and Restated Revolving Credit and Security Agreement, dated as of October 20, 1995, as subsequently amended, among the Company, the lenders party thereto and BankBoston, as agent (the "Credit Facility"). In connection therewith, the Company recorded an extraordinary loss of $11,950 net of tax benefit of $7,481.

      These net proceeds were also utilized to invest in capital expenditures of $18,909 and, on February 27, 1997, to acquire all of the equipment and certain other assets of a needlepunch nonwoven manufacturer, for approximately $9.4 million in cash. Pro forma results of operations are not presented because the effects of the acquisition are not significant. Capital expenditures in fiscal 1996 and 1995 were approximately $34,200 and $13,300,
respectively.   The Company expects to incur approximately an additional
$31,000 and $40,000 capital expenditures in fiscal 1997 and 1998, respectively, primarily to expand capacity and to continue to reduce manufacturing costs, subject to prevailing market conditions.

      The Credit Facility provides for potential borrowing capacity of up to $85,000 and is comprised of term loan borrowings of $45,000 and a revolving credit loan portion (the "Revolver") of up to $40,000. The term loan balance at March 31, 1997 was $25,000, of which $10,000 is payable in 1999 and $15,000 is payable in 2000. The Lenders under the Credit Facility are BankBoston, Sanwa Business Credit Corporation and South Trust Bank of Georgia, N.A. The Revolver provides for availability based on a borrowing formula consisting of 85% of eligible accounts receivable and 50% of eligible inventory, subject to certain limitations and reserves. These reserves include outstanding letters of credit of $1,100 and the remaining balance due under the Debentures of approximately $7,400. Accordingly, at March 31, 1997, the maximum amount available for borrowing under the Revolver was $19,051. The Credit Facility expires on October 1, 2001. The Company is currently in the process of renegotiating the Credit Facility.

      The Credit Facility permits borrowings which bear interest, at the Company's option, (i) for domestic borrowings based on the lender's base rate plus .75% or 1.00% for Revolver or term loan advances, respectively (9.25% and 9.5% at March 31, 1997) or (ii) for Eurodollar borrowings, based on the Interbank Eurodollar rate at the time of conversion plus 2.5% or 2.75% for term loan or Revolver advances, respectively (8.3125% at March 31, 1997). The Credit Facility provides for borrowings under letters of credit of up to $3,000, which borrowings reduce amounts available under the Revolver. The Company is required to pay a .375% fee on the unused portion of the commitment and an agency fee of $150 per annum.

      At March 31, 1997, the Company's total outstanding indebtedness amounted to $212,717. Such indebtedness consists primarily of borrowings under the Credit Facility of $29,618, $170,000 aggregate principal amount of the Notes, $7,403 aggregate principal amount of the Debentures and an outstanding capital lease obligation of $4,397 dated as of May 28, 1996. Cash interest paid during the six months ended March 31, 1997 and 1996 was $14,411 and $11,765, respectively, and during fiscal 1996, 1995 and 1994 was $23,176, $22,334 and $19,787, respectively.

      Based on current levels of operations and anticipated growth, the Company's management expects cash from operations to provide sufficient cash flow to satisfy the debt service requirements of the long-term obligations, including interest thereon, permit anticipated capital expenditures and fund the Company's working capital requirements for the next twelve months.

INFLATION AND SEASONALITY

      The Company does not believe that its operations have been materially affected by inflation during the three most recent fiscal years. While the Company does not expect that inflation will have a material impact upon operating results, there is no assurance that its business will not be affected by inflation in the future.

      The Company's sales and income from continuing operations have historically been higher in the third and fourth quarters of its fiscal year. While sales and operating income in the carpet backing and technical textiles product lines are not greatly affected by seasonal trends, sales and operating income of construction and civil engineering products are lower in the first and second quarters of any given fiscal year due to the impact of adverse weather conditions on the construction and civil engineering markets. Consequently, as sales and operating income from construction and civil engineering products continue to increase as a percentage of the Company's total sales, the seasonality of these products' sales will affect total sales and quarterly operating results of the Company to a greater degree.

RECENT ACCOUNTING PRONOUNCEMENTS

      In October 1995, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" which is effective for the Company's fiscal year ending September 30, 1997. SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. The Company will account for stock-based compensation awards under the provisions of
Accounting Principles Board Opinion No. 25, as permitted by SFAS No. 123.   In
accordance with SFAS No. 123, beginning in the fiscal year ending September 30, 1997, the Company will make pro forma disclosures relative to stock-based compensation as part of the accompanying footnotes to the consolidated financial statements.

      In March 1997, the FASB issued SFAS No. 128, "Earnings Per Share." This new standard requires presentation of both basic and diluted earnings per share ("EPS") on the face of the statements of operations and requires a reconciliation of the numerators and denominators of basic and diluted EPS calculations. This statement will be effective for the Company's first quarter 1998 consolidated financial statements. The adoption of this statement is not expected to have a material impact on the Company's consolidated financial statements.

                                    BUSINESS

THE COMPANY

      The Company is one of the world's leading producers of polypropylene fabrics and fibers for the home furnishing, construction, environmental, recreational and agricultural industries. The Company manufactures and sells more than 2,000 products in over 65 end-use markets. The Company believes that it is the second largest producer of carpet backing in the world and is the largest producer of synthetic fiber additives for concrete reinforcement through its Fibermesh(R) line of products. SI also produces polypropylene products for the geotextile and erosion control markets and is a leader in designing innovative products for specialty applications. The Company's products are engineered to meet specific customer criteria such as strength, flexibility, resistance to sunlight and water/air permeability. The Company aims to compete in markets in which it can be the primary or secondary provider of such products, with over 93% of its products meeting this criterion. The Company's consolidated sales have grown from $196 million in fiscal 1992 to $300 million in fiscal 1996.

      The Company's products are sold along three principal product lines: carpet backing, construction and civil engineering products, and technical textiles. The Company has a worldwide presence in carpet backing, a woven fabric used in all modern tufted carpets, and is one of the two leading manufacturers in the U.S. that produce a broad range of primary and secondary carpet backing. Carpet backing accounted for approximately 49% of the Company's fiscal 1996 sales. The Company's construction and civil engineering products are its fastest growing product line and include fiber additives for concrete reinforcement and environmental and geotextile products used in roadways, landfills and building sites to stabilize soils and control erosion. The Company's sales to the construction and civil engineering market have grown from approximately $35 million in fiscal 1992 to approximately $97 million in fiscal 1996. These products represented approximately 32% of the Company's total sales in fiscal 1996, up from approximately 18% of total sales in fiscal 1992. The Company's technical textile products are comprised of specialty fabrics, industrial yarns and fibers used in diverse applications such as filtration (e.g., wastewater treatment, air filtration and bauxite mining), agriculture (e.g., shade cloth and ground cover) and recreation (e.g., swimming pool covers and trampoline mats). These products are highly engineered to meet niche customer applications and represented approximately 19% of fiscal 1996 sales. The Company's products are principally sold through direct sales to customers by the Company's sales force and through a broad network of distributors located across North and South America, Europe and the Pacific Rim.

      Management believes that the Company has a reputation in its markets as a high quality, cost-efficient manufacturer. The Company is committed to maintaining its market leadership and reputation for innovation through capital investment in facilities and state-of-the-art equipment, by hiring and training skilled employees and through process control standards and productivity improvements. SI invested approximately $113 million in capital improvements in its facilities and equipment during the five year period ended September 30, 1996, including the completion in August 1996 of a major $35 million, 130,000 square foot expansion of its largest manufacturing facility. Based on existing product prices and demand, this expansion should increase the Company's sales by as much as $30 million for fiscal 1997. The Company anticipates that ongoing maintenance capital expenditures will be less than $5 million per year. Additional capital expenditures, if any, will be focused on expansion opportunities, subject to market conditions. The Company is one of the largest independent consumers of polypropylene in the world. The Company also believes its position as a vertically-integrated manufacturer -- performing each step in the conversion of polypropylene into value-added end products -- provides a competitive advantage by allowing the Company to manufacture high quality products to customer's specifications, while controlling manufacturing costs.

      The Company's principal business strategy is to leverage its market presence in its core businesses into additional growth while maintaining its market position as a high quality, cost-efficient manufacturer. The primary components of this strategy are to expand penetration of existing markets, develop innovative products, strengthen market position in carpet backing, continue to improve manufacturing efficiencies and expand manufacturing capacity and pursue strategic acquisitions.

HISTORY

      The Company was founded in 1969 to produce polypropylene-based primary carpet backing. Following the acquisition of the Company in 1976 by a group of private investors, the Company diversified into the manufacture and sale of polypropylene-based industrial fabrics and specialty yarns. Between 1981 and 1983, the Company entered the construction and civil engineering products market, initially by manufacturing woven geotextiles and later through its introduction of Fibermesh(R) fibers for concrete reinforcement. In 1985, the Company added secondary carpet backing to its product offerings. In fiscal 1991, the Company purchased a technical synthetic fabrics operation located in Gainesville, Georgia, from Chicopee, a subsidiary of Johnson & Johnson (the "Chicopee Acquisition"). In addition to broadening the Company's line of geosynthetic products, the acquisition gave the Company access to new markets for high performance geotextiles. As a result of improved fiber technology and increased fiber manufacturing capabilities, the Company opened its sixth facility, the nonwoven geotextile plant in Ringgold, Georgia in 1992, enabling the Company to offer a full line of geotextile products.

      On February 27, 1997, the Company acquired certain assets of the Spartan Technologies division of Spartan Mills. The assets will be used primarily in the manufacturing of nonwoven fabrics used in the geotextile and furniture and bedding markets.

      The Company was acquired by the Partnership in December 1986. Immediately prior to the completion of the Common Stock Offering, all of the issued and outstanding capital stock of the Company was owned by the Partnership. SI Management L.P. (the "General Partner") is the sole general partner of the Partnership. Synthetic Management G.P. is the sole general partner of SI Management L.P. By virtue of these relationships, Synthetic Management G.P. controls the management and affairs of the Partnership and, therefore, the Company. See "Certain Relationships and Related Transactions."

      On November 1, 1996, the Company sold 2,875,000 shares of Common Stock in the Common Stock Offering. The net proceeds to the Company from the sale (after payment of underwriting discounts and commissions and expenses) were approximately $34 million. Immediately following the Common Stock Offering, the Partnership owned 5,781,250 shares of Common Stock, or approximately 67% of the issued and outstanding shares of Common Stock. Employees, officers and directors have been granted options to purchase an additional 6.9% of Common Stock on a fully diluted basis. See "The Company," "Principal Stockholders" and "Certain Relationships and Related Transactions."

INDUSTRY OVERVIEW

      The Company manufactures polypropylene fiber, most of which it consumes internally to manufacture its products. Polypropylene fiber is the second largest polymeric material used in synthetic fabrics, representing approximately 30% of the total U.S. synthetic fiber market, behind polyester and ahead of nylon. According to the Society for the Plastics Industry ("SPI"), total domestic production of polypropylene fiber was approximately 3 billion pounds in 1995 and grew at an annual rate of approximately 9.3% per year in the period from 1993 to 1995.

      The Company believes it is one of the largest manufacturers of polypropylene fiber in the U.S. with approximately 8% of total domestic output. The top ten manufacturers of polypropylene fiber in the United States generate approximately 70% of the annual domestic output of polypropylene fiber. Most of the large producers of polypropylene fiber, including the Company, are vertically integrated, converting polypropylene into fiber which can be used to manufacture fabrics or can be sold directly to other manufacturers. These large producers often have significant shares of the markets in which they compete, such as the Company's share of the primary and secondary carpet backing markets and concrete fiber reinforcement market.

      Most of the products manufactured by the Company are woven and nonwoven polypropylene fabrics. Woven polypropylene fabrics are produced by weaving narrow tapes of slit film, which are made by extruding polypropylene into long sheets. Such fabrics are characterized by high strength to weight ratios. All of the Company's carpet backing products and approximately 42% of its civil engineering products are woven polypropylene fabrics. Nonwoven polypropylene fabrics are produced by mechanically interlocking fibers with barbed needles. Several of the Company's technical textile products and 58% of its civil engineering products, principally for waste containment, roadway and building site applications, are nonwoven polypropylene fabrics.

      Approximately 45% of the polypropylene fiber manufactured by the Company is used by the Company to make carpet backing. The Carpet and Rug Institute ("CRI") estimates that 1996 U.S. shipments of primary polypropylene carpet backing were approximately 1.72 billion square yards. The Company believes that 1996 U.S. shipments of secondary polypropylene carpet backing were 1.63 billion square yards, or approximately 95% of primary carpet backing shipments. According to CRI, growth of total domestic primary carpet backing shipments averaged 2.8% in the period from 1993 to 1996. The growth rate of the Company's primary and secondary carpet backing shipments has generally exceeded that of the market, with an average annual increase in shipments of 8% for the period from fiscal 1993 to fiscal 1996.

      Approximately 33% of the polypropylene fiber manufactured by the Company is used to make construction and civil engineering products, of which approximately 22% and 11% are geotextiles and concrete reinforcing fibers, respectively. According to Industrial Fabrics Association International, approximately 414 million square yards of woven and nonwoven geotextiles were shipped domestically in 1995 for the civil engineering fabric market.
According to industry sources, domestic shipments of woven and nonwoven geotextiles are expected to grow at an average annual rate of approximately 6% over the next five years. The growth rate of the Company's civil engineering product lines has outpaced that of the market with average annual growth in shipments of 27% for the period from fiscal 1994 to fiscal 1996. In addition, the Company believes that its Fibermesh(R) products currently have a 65% share of the fiber reinforced concrete market. Fibermesh(R) concrete reinforcing fiber shipments grew at an average annual rate of 8% for the period from fiscal 1994 to fiscal 1996.

      Approximately 22% of the polypropylene fiber manufactured by the Company is used to make technical textiles. The technical textiles market consists of a large number of relatively stable product lines with annual sales in each product line of approximately $10 million to $12 million. The Company expects to generate growth in its technical textiles sales through new products such as building product components and nonwoven furniture construction fabrics.

BUSINESS STRATEGY

      The Company's goals are to maintain steady growth in its core business, develop innovative and value-added products to expand its product lines, penetrate new international markets, and continue to create new high margin niche products out of engineered fabrics and fibers. The Company seeks to be the leading or second supplier in its chosen markets by delivering high-quality products at competitive prices. Key elements of the Company's strategy to achieve these goals are:

      EXPAND PENETRATION OF EXISTING MARKETS

      The Company is committed to expanding sales in markets where it currently has a leadership position by increasing market penetration through the offering of a broader product line to meet its customers' varied needs and by expanding its customer base. The Company is pursuing this goal through (i) the expansion of geographical coverage of its sales effort; (ii) the development of applications-oriented marketing efforts that focus on the Company's product solutions as alternatives to traditional industry practices; (iii) increased customer acceptance of its products created through stringent quality standards and industry accreditation for its test labs; and (iv) the use of in-house technical consultants to educate industry leaders as to the cost savings offered by the Company's products as compared to traditional solutions.

      The Company believes that it has significant expansion opportunities for its existing products. The Company is developing comprehensive marketing efforts to increase sales of its products in existing markets and to penetrate new domestic and international markets, particularly Europe and the Pacific Rim, by increasing awareness of its products among existing and potential customers. The Company focuses on education of its customers' engineering support personnel, advertising and application-oriented marketing efforts as it seeks to expand acceptance of its products. The Company has experienced success with this strategy, as evidenced by the growth of its civil engineering product line for which sales have increased from $31.4 million in fiscal 1994 to $55.4 million in fiscal 1996. Within this product line, the Company has focused on the roadway and building site, erosion control and waste containment sectors. Among the Company's other products, nonwoven geotextile sales to the roadway and building site markets have grown from $12.5 million in fiscal 1994 to $19.2 million in fiscal 1996.

      The Company has also expanded its presence in international markets primarily through additional distribution arrangements, increased marketing efforts focused primarily on major international construction projects and the expansion of its international sales force. As a result, total international sales increased from $25.0 million in fiscal 1994 to $33.3 million in fiscal 1996.

      DEVELOP INNOVATIVE PRODUCTS

      The Company seeks to develop innovative products and modify existing products in response to specific customer needs and to establish new markets through the development of novel applications for its existing products. By increasing its expenditures for research, product development and marketing, the Company believes it will be able to capitalize on its manufacturing strengths and distribution network to introduce new value added products and extend product lines to complement its existing product base. For example, within the Company's Fibermesh(R) product line, a specially designed Fibermesh(R) MD product provides after-crack strength retention to concrete, thus mitigating immediate failure of the concrete. Since its introduction in 1991, sales of Fibermesh(R) MD have grown to $26.5 million in fiscal 1996.

      The redesign and enhancement of its core products have also resulted in the development of high strength geotextiles and the Company's building material products. These developments utilize existing weaving technology to permit construction over extremely weak soils and to replace fiberglass in certain construction applications such as wallboard. The Company's soil reinforcement fibers are used in roadway construction and maintenance and its biotechnical composite three dimensional mats enable vegetation to be grown on steep slopes and in high-flow water channels. The Company believes that these products are environmentally friendly, aesthetically pleasing and low-cost alternatives to crushed rock. The Company has also developed a new line of products that are manufactured using the same production techniques as nonwoven geotextiles but are used as vinyl substrates and spill control products.

      STRENGTHEN MARKET POSITION IN CARPET BACKING

      The Company intends to increase its carpet backing market share through
(i) continued capital investment in state- of-the-art equipment for additional carpet backing production capacity, (ii) expansion of sales in the growing commercial carpet sector of the domestic market and (iii) the continued development and strengthening of its relationships with key customers. The Company's sales of primary and secondary carpet backing have grown from $117.8 million in fiscal 1994 to $146.5 million in fiscal 1996. To support this growth, beginning in fiscal 1994, the Company introduced a new production initiative supported by capital expenditures in each of fiscal 1994, 1995 and 1996. Recent expenditures include investments to expand capacity and improve production output through installation of state-of-the- art equipment, including the Company's 88 loom, $35 million expansion at its largest manufacturing facility completed in August 1996 that has increased the Company's current capacity in carpet backing by approximately 16.0%.

      Despite the Company's recent strong growth, customer demand for the Company's products has exceeded capacity. The Company believes it is well positioned, based upon its relationships with its customers, the quality of its products and its planned expansion in manufacturing capacity, to gain market
share.   While the Company estimates that its share of the domestic residential carpet backing market is 25%, in the growing commercial carpet segment of the U.S. market, which currently represents approximately 25% of the total U.S. carpet market, its share is less than 10%.

      The Company has successfully cultivated long-term relationships with key customers, which include nine of the top ten largest carpet manufacturers in the world. The Company's success in developing and strengthening its relationships with these and other key customers is attributable to its commitment to product quality, dedication to customer technical service and sensitivity and responsiveness to changing customer needs.

      CONTINUE TO IMPROVE MANUFACTURING EFFICIENCIES AND EXPAND MANUFACTURING CAPACITY

      The Company is committed to implementing improvements throughout its manufacturing system that will increase product volume and lower costs. The Company's product design teams continuously seek to incorporate new operating capabilities that enhance or maintain performance specifications while lowering the cost of manufacturing its products. State-of-the-art equipment, much of which has been developed with direct input from internal engineers, has been modified and installed to exceed manufacturing processing specifications, to continuously measure process parameters and to maintain very narrow tolerances, resulting in less product variation. As a result, the Company has been able to improve its manufacturing processes to utilize less labor and material and produce higher quality fabrics. In addition, the Company maintains a human resource program aimed at capturing productivity gains through team building, formal training and employee empowerment.

      The Company also believes that its sales are enhanced as a result of its reputation for quality control and process improvement (especially in markets
where product reliability is critical, such as waste containment).   For
example, the Company was the first geosynthetic manufacturer to have its own test laboratories accredited by the Geosynthetic Research Institute which assures that a quality system and laboratory infrastructure is in place to perform specific tests required in the industry.

      The Company believes that increasing manufacturing capacity at its existing plants will provide the capability to gain market share in its current markets and to continue to expand into new markets. The Company has invested approximately $113 million in capital improvements and new facilities during the five year period ended September 30, 1996 and continuously evaluates opportunities to expand its existing production capacity, add new capabilities and enhance production technologies. Specifically, in response to opportunities in the nonwoven market, the Company constructed a state-of-the-art nonwoven facility in 1992 which management believes to be one of the largest such facilities in the United States. This facility today generates sales exceeding $35 million per year as its products support the geotextile, furniture and building materials markets. The Company's recently completed $35 million capital expenditure will increase capacity for carpet backing and woven geotextile production, thus expanding the Company's market base and should increase consolidated sales over the next twelve months by a projected $30 million. Included in this expansion is a 130,000 square foot building addition to the Company's largest manufacturing facility, 88 new looms and related equipment to support these looms. The Company plans to continue to spend additional capital to increase its manufacturing capability for primary and secondary carpet backing, and woven and nonwoven geotextiles, subject to prevailing market conditions.

      PURSUE STRATEGIC ACQUISITIONS

      The Company is continually evaluating the potential acquisition of companies, technologies or products which will complement its existing product lines and manufacturing and distribution strengths. Acquisition opportunities will be evaluated based on the strategic fit, the expected return on capital invested and the ability of management to improve the profitability of acquired operations through cost reductions and other synergies with existing operations.

PRODUCTS

      The Company develops, manufactures and sells a wide array of polypropylene-based industrial fibers and fabrics along its three principal product lines: carpet backing, construction and civil engineering, which comprises environmental/geotextile products and concrete reinforcement products, and technical textiles. The Company manufactures five basic yarn and fiber types, from which approximately 2,000 products are manufactured to serve in excess of 65 end- use markets. The Company aims to compete in markets in which it can be the primary or secondary provider of such products, with over 93% of its products meeting this criterion. Although end-use applications are diverse, the Company has been able to leverage its manufacturing expertise to introduce new products that often define industry standards. Through research, internal developments, marketing and acquisitions, the Company has developed or acquired new technologies to capitalize on a broad range of new niche product opportunities, enabling it to expand beyond its traditional primary carpet backing business. Since 1981, the following product lines have been added to the Company's portfolio: filtration, specialty yarns, geotextiles, Fibermesh(R) concrete reinforcing fibers, secondary carpet backing, staple fibers, erosion control fibers, soil reinforcing fibers and high performance wovens and nonwovens.
This diversification has contributed to average annual sales increases of 23.4% for the period from fiscal 1987 to fiscal 1991 and 9.8% for the period from fiscal 1992 to fiscal 1996.

      CARPET BACKING

      Carpet backing is the Company's oldest and largest product line. Carpet backing represented approximately 50.1%, 49.0% and 48.9%, or $117.8 million, $133.0 million and $146.5 million of the Company's fiscal 1994, 1995 and 1996 net sales, respectively. The technology utilized in the Company's carpet backing business has provided the basic woven fabric technology for the Company's other product lines. For example, certain geotextiles, agriculture fabrics and furniture construction fabrics are woven on the same looms used to weave carpet backing.

      The Company's carpet backing product line consists of woven primary and secondary fabrics in a variety of styles and widths that are manufactured from polypropylene raw materials. Primary carpet backing is a tightly woven material into which carpet yarn is tufted in the manufacture of broadloom floorcoverings. Secondary carpet backing, which forms the base of the carpet, is the coarser woven fabric that is laminated to the back of tufted broadloom to insure both carpet integrity and dimensional stability. The Company produces a broad range of primary and secondary backing.

      The Company believes it is the second largest producer of carpet backing in the United States, where carpeting is the most popular floor covering material. The total market for carpeting in the United States has grown approximately 4% per year over the past decade. In recent years, the growth rate of the Company's carpet backing sales has generally outpaced that of the market due to the Company's ability to gain market share. Management believes that the Company's growth rate has been limited by its production capacity.

      CONSTRUCTION AND CIVIL ENGINEERING

      The Company's construction and civil engineering product line has two distinct segments: environmental and geotextile products and concrete reinforcement fibers. Construction and civil engineering has achieved rapid growth since 1993 when the Company enhanced its channels of distributions for Fibermesh(R) and expanded into production of nonwoven geotextiles. Construction and civil engineering products represented approximately 29.3%, 30.6% and 32.4%, or $68.7 million, $82.9 million and $97.0 million of the Company's fiscal 1994, 1995 and 1996 net sales, respectively. Within this product line, geotextile products principally serve the environmental market, with end uses such as landfill containment and stabilization, erosion control and soil stabilization, separation and reinforcement. The construction market includes subbase reinforcement and stabilization for highway and commercial construction and reinforcement of conventional and pre-cast concrete. Growth in sales in the environmental/geotextiles sector for the period fiscal 1993 to fiscal 1996 averaged 48.3% annually. Fibermesh(R) concrete reinforcing fiber sales grew at an average annual rate of 10.5% for the period from fiscal 1993 to fiscal 1996.

      Environmental/Geotextile Products. The Company's environmental/geotextile product line consists of erosion control fabrics, geotextiles, and soil fibers. These products control erosion and capture sediment; provide filtration, separation and reinforcement of soils; improve engineering properties of native soils; protect landfill liners; and extend pavement life. The specifications of the Company's geosynthetic fabrics and fibers vary depending on specific site conditions, including such factors as slope angles, water flow velocities, climate, runoff, soil profile and ultimate land use. The Company's geosynthetic products generally comply with state agency guidelines pertaining to geosynthetic products issued to date.

      The Company produces a variety of nonwoven geotextiles for use in landfill construction, asphalt roadway construction and drainage systems. The Company's woven geotextiles are typically used in road and building construction to form a separation barrier between unstable soils and aggregate foundations. The Company's LANDLOK(R) erosion control products are used in water runoff channels and in areas of exposed soil and shoreline erosion.
These products hold the soil in place, while allowing and supporting vegetative growth. LANDLOK(R) products are an environmentally friendly and aesthetically pleasing alternative to rock or concrete erosion control methods.

      The Company has developed a strong market position in environmental/geotextile products on the basis of sales growth and engineering strengths. The Company believes it is now the fastest growing supplier of geotextiles to this market, and has the broadest environmental/geotextile product line in North America.

      Environmental and economic concerns have contributed to an increase in government mandates as well as industry practices to control surface runoff and soil erosion and improve water quality. Geotextiles tend to be more durable, easier to use, and more cost effective as compared to similar products made of conventional materials. In highly populated urban areas with high concentrations of roads and buildings the need for good conservation practices is becoming increasingly acute. The Company believes that this market will continue to expand as environmental concerns continue to grow, thereby increasing demand for the Company's products. The Company believes its strength as a cost-effective manufacturer of geotextiles will allow it to continue to increase sales of current products, and introduce new products to this market.

      Concrete Reinforcement. The Company pioneered the concept of using polypropylene fibers as a secondary reinforcement for concrete and developed and introduced Fibermesh(R) to the concrete industry in 1983. The Company believes that its Fibermesh(R) products have a 65% share of the fiber treated segment of the concrete industry. All concrete reinforcement fibers, including Fibermesh(R), have only approximately 9% penetration of the total concrete industry. Growth in this market will be based on increased acceptance of the use of synthetic fibers for concrete reinforcement as a replacement for conventional wire mesh. The Company estimates that 250 million cubic yards of concrete poured annually in the United States could potentially benefit from the use of Fibermesh(R) fibers.

      The addition of Fibermesh polypropylene fibers to the concrete mixture gives the concrete greater crack resistance and improved impact strength. Primary applications for fiber reinforced concrete are commercial and residential slabs, precast pipe and other products, shotcrete installations, and whitetopped highways. Fibermesh(R) provides a cost- effective replacement for the nonstructural wire mesh traditionally used in concrete construction and improves the concrete's durability. Fibermesh(R) complies with construction guidelines and specifications issued by all of the national building code associations. Of the three synthetic fiber types used in fiber reinforced concrete, polypropylene is recognized for its superior properties over nylon
and polyester.   Fibermesh(R) is sold in fibrillated, monofilament and
multi-denier designs, the latter of which is protected by a U.S. patent.

      TECHNICAL TEXTILES

      Technical textiles produced by the Company are products and systems that offer high performance solutions for niche markets. Technical textiles represented approximately 20.6%, 20.4% and 18.7%, or $48.5 million, $55.5 million and $56.0 million of the Company's fiscal 1994, 1995 and 1996 net sales, respectively. Technical textiles are sold to several niche markets, including the furniture, filtration, agricultural and recreational industries, and each product in those markets generally accounts for $10 to $12 million or less in sales. The Company's technical textile products are generally differentiated on the basis of product uniqueness, quality and service rather than price.

      The Company's technical textiles consist of specialty fabrics, industrial yarns and fibers. The specialty fabrics are manufactured in a variety of widths, weights, permeability ranges and dimensional configurations primarily from polypropylene and, to a minor extent, other synthetic fibers. Customers use these fabrics to manufacture products used in diverse applications such as filtration (e.g., bauxite mining, wastewater treatment, electrostatic-air filters and chemical separation), agriculture (e.g., shade for foliage protection and environmental screening), and recreation (e.g., swimming pool covers and trampoline mats).

      The Company also sells its industrial yarns and fibers directly to weavers, knitters, and non-woven manufacturers who produce niche market products, such as automobile upholstery, coat linings, geotextiles, air filters and water filtration media.

      Recent product line repackaging has created new business programs for the Company, which programs are currently in the new product launch phase. These programs include professional landscaping products, livestock maintenance fabrics and building product components.

MARKETING AND SALES

      Carpet Backing. The Company sells its carpet backing products to 91 customers in the carpet industry, most of whom are carpet manufacturers located in the United States. In fiscal 1996, the Company's ten largest carpet backing customers accounted for approximately 78% of its total net sales to the carpet industry. In fiscal 1996, sales to Shaw, the Company's largest customer, accounted for approximately 36% of net carpet backing sales and approximately 18% of the Company's total net sales. Shaw is estimated to have 27% of the United States carpet market.

      The Company's carpet backing products are sold primarily through the Company's sales force that is directed from a central sales office in Calhoun, Georgia. All of the sales managers have significant industry experience and monitor ongoing product requirements, styling changes and competitive trends affecting their customers.

      Construction and Civil Engineering. The Company's geosynthetic products are sold primarily in North America to regional and national distributors, installers of landfill liners and various governmental transportation departments, port authorities and waterway commissions. In fiscal 1996, the ten largest geosynthetic product customers accounted for approximately 30% of the Company's total net sales in this product line.

      The Company's geosynthetic products are marketed by full-time salespeople with expertise in civil engineering and agronomy who are directed from a central office in Chattanooga, Tennessee. These salespeople, along with a technical support staff at Company headquarters, provide design and field engineering services to customers. They also are integral to the process of obtaining required governmental permits for use of the products by end-users. In addition, the Company has an ongoing marketing communications program to build awareness of product capabilities and expand interest in and use of geotextiles.

      Fibermesh(R) is sold through a direct sales force to ready-mix concrete companies and precast concrete product manufacturers located primarily in the United States and the United Kingdom. The Fibermesh(R) sales force operates out of divisional offices in Austin, Texas, Denver, Colorado, Chattanooga, Tennessee and Chesterfield, England. In addition, Fibermesh(R) is sold through a contract with Master Builders, Inc., a construction industry product distributor. Other construction industry product distributors market
Fibermesh(R) in over 50 foreign countries.   In fiscal 1996, the ten largest
Fibermesh(R) customers accounted for approximately 12% of the Company's total net sales of Fibermesh(R).

      Technical Textiles. The Company sells its specialty fabrics to a diverse group of approximately 400 manufacturers located primarily in North and Central America and the Pacific Rim countries. The Company sells its industrial yarns and fibers to a diverse group of approximately 100 manufacturers located in North America and Europe. In fiscal 1996, the Company's ten largest technical textile customers accounted for approximately 26% of the Company's total net sales of technical textiles. The Company's technical textiles are marketed by salespersons through sales offices in Gainesville, Ringgold and Calhoun, Georgia and Chesterfield, England.

COMPETITION

      The markets for the Company's products are highly competitive. In the manufacture and sale of carpet backing, which represented approximately 49% of the Company's total net sales for each of fiscal 1996 and 1995, the Company competes primarily with Amoco, and, to a lesser extent, Wayn-Tex Inc. and certain other companies. Amoco has the dominant position in the carpet backing market worldwide. In the United States, only the Company and Amoco produce a broad range of primary and secondary carpet backing in a variety of styles and widths. The Company competes in the carpet backing market primarily on the basis of quality, availability, service, price and product line variety, providing carpet manufacturers with a reliable alternative source of supply to Amoco.

      In the manufacture and sale of the Company's other products, the Company generally competes with a number of other companies, some of which are significantly larger and have substantially greater resources than the Company. The Company's primary competitors in the construction and civil engineering market are Amoco and Nicolon Corporation with respect to geotextiles, North American Green, Inc. with respect to environmental and erosion control products, and W.R. Grace & Co., which markets but does not manufacture concrete reinforcement fibers, with respect to concrete reinforcement. The Company competes in the concrete reinforcement fiber market primarily on the basis of product design and technical service. In some applications, Fibermesh(R) also competes with welded wire fabric on the basis of product
performance and cost.   The Company competes in the construction and civil
engineering market on the basis of product line breadth and quality, price, and the custom design, engineering and other services it provides to customers. With respect to technical textiles, competitors vary depending upon the specific market niche. The Company competes in each segment of the technical textiles market primarily on the basis of service, quality, innovation and product line variety.

      The pricing policies of the Company's competitors have at certain times in the past limited the Company's ability to increase the prices or caused the Company to lower the prices of certain of its products. See "-- Products," "-- Marketing and Sales" and "-- Raw Materials".

MANUFACTURING PROCESS

      Polypropylene, a chemically inert plastic derived from petroleum, is the basic raw material used in the manufacture of substantially all of the Company's products. SI believes it is a technological leader in the conversion of polypropylene into woven and nonwoven polypropylene products. The expertise of the Company's research and development and marketing staff has enabled the Company to develop innovative products, frequently in response to specific customer needs.

      Woven fabrics are produced by interlacing thousands of strands of extruded yarn at right angles to one another. The manner in which the yarn is interlaced determines the type of weave. Woven fabrics are characterized by strength and dimensional stability. The Company's woven fabric products include primary and secondary carpet backing, geotextiles, erosion control fabrics, and specialty fabrics for the filtration, recreational, construction and agricultural markets.

      Nonwoven fabrics are produced by first stacking several layers of webbed short length fibers and then entangling the layers by punching barbed needles through the layers. Nonwoven fabrics provide extensibility without rupture and dimensionality. The Company's nonwoven fabric products include geotextiles, erosion control fabrics, furniture and bedding construction fabrics, and spill control fabrics.

      The Company believes that it has state-of-the-art manufacturing capability in both its woven and nonwoven product lines and is one of the most cost-efficient producers in the markets in which it participates. The Company's three primary manufacturing processes are extrusion, weaving and needlepunching.

      Extrusion. Much of the Company's expertise has been developed in its extrusion processes. Many of the product's specification properties are created by engineering the polymeric raw materials during the extrusion process. In addition to yarns and fibers for conventional end-uses, the Company has also developed value-added products through the use of additives including those which resist sunlight degradation. The Company owns and operates one of the world's largest polypropylene staple fiber lines. Most of the Company's extruded products are consumed internally and become value-added woven and nonwoven fabrics, but some are sold to weavers, knitters, nonwovens producers and convertors.

      Weaving. The yarns produced in the Company's extrusion and yarn spinning operations are woven on looms to produce the wide variety of fabrics that the Company sells through all of its marketing divisions. Fabric properties are engineered to industry specifications by altering constituent yarns and weave patterns. Looms are generally interchangeable to weave carpet backing, geotextiles and certain agricultural fabrics. The breadth of the Company's woven product offerings was enhanced by the Chicopee Acquisition.

      Needlepunching. In 1993, the Company constructed a state-of-the-art needlepunched nonwovens fabric facility. This modern plant produces a new generation of engineered cost-effective fabrics for the geotextile, furniture construction and chemical spill cleanup markets. In February 1997, the Company acquired certain assets of the Spartan Technologies division of Spartan Mills to be used primarily in the manufacturing of needlepunched nonwoven fabrics used in the geotextile and furniture and bedding markets.

      The Company maintains a complete rigorous quality control program centered around statistical process control and customer key measures. Each stage of the process from the raw material to the final product is monitored using standard procedures and test methods which satisfy the quality control standards established by the International Standards Organization.

      The Company's production equipment is capable of manufacturing a variety of woven and nonwoven polypropylene products. This versatility enables the Company to alter the product mix within its woven and nonwoven product lines in response to market demand or to take advantage of specific profit opportunities.

      The Company's plants are run on a continuous 24-hour per day basis, seven days a week, 350 days per year. Orders are typically filled from inventory.

RESEARCH AND DEVELOPMENT

      The Company's research and development is focused primarily on development and as such the Company engages in product design, development and performance validation to improve existing products and to create new products. The Company expended approximately $2.0 million (approximately 0.7% of sales) and $1.9 million (approximately 0.7% of sales) on Company-sponsored research and development activities in fiscal 1996 and fiscal 1995, respectively. As part of a recently completed strategic review, the Company expects to increase research and development expenses in fiscal 1997 to approximately $5.2 million.

INTERNATIONAL OPERATIONS

      The Company conducts its foreign sales operations through subsidiaries in Europe and a network of distributors worldwide. In fiscal 1996, the aggregate sales (principally of construction and civil engineering products) by such foreign subsidiaries and marketing divisions were approximately $5.5 million. International sales from United States operations in fiscal 1996 were $27.8 million. Total international sales were 9.3% of consolidated net sales.

RAW MATERIALS

      Polypropylene, which is a petroleum derivative, is the basic raw material used in the manufacture of substantially all of the Company's products. The Company currently purchases polypropylene in pellet form principally from four suppliers, with Fina Oil & Chemical Company being the Company's largest supplier of polypropylene. These purchases are generally made pursuant to long-standing arrangements.

      Polypropylene purchases account for approximately 50% of the Company's cost of sales. Increases in the price of polypropylene without offsetting increases in selling prices could have a significant negative effect on the Company's results of operations and financial condition. The Company believes that the sales prices of its products will adjust over time to reflect changes in polypropylene costs. The Company has not experienced production curtailment due to shortages of polypropylene supply at any time.

REGULATION

      The Company is subject to federal, state and local laws and regulations affecting its business, including those promulgated under the Occupational Safety and Health Act and by the Environmental Protection Agency or similar agencies. Many of the Company's construction and civil engineering products have applications that are subject to building code association guidelines and specifications and highway department guidelines. Obtaining the necessary approvals can delay new product introductions in some areas. Moreover, the enactment of new legislation or the issuance of new guidelines may require the Company to modify its existing geotextile and erosion control fabric products and may also delay the Company's introduction of new geotextiles and erosion control fabric products.

      The Company's expenditures to date in connection with such federal, state and local laws and regulations have not been material to its operations. The Company believes it is currently in substantial compliance with applicable governmental regulations.

ENVIRONMENTAL COMPLIANCE

      The Company is subject to a broad range of federal, foreign, state and local laws and regulations relating to the pollution and protection of the environment. Among the many environmental requirements applicable to the Company are laws relating to air emissions, wastewater discharges and the handling, disposal or release of solid and hazardous substances and wastes. Based on continuing internal review and advice from independent consultants, the Company believes that it is currently in substantial compliance with applicable environmental requirements. A cease-and-desist order was issued by the U.S. Army Corps of Engineers on June 13, 1996, concerning the Chickamauga, Georgia facility and the deposit of filling material into national wetlands without a permit. The Company is working with the Army Corps of Engineers to create an equivalent wetland area. The Company does not anticipate that such order will have a material adverse effect on its operations.

      The Company is also subject to laws, such as the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA"), that may impose liability retroactively and without fault for releases or threatened releases of hazardous substances at on-site or off-site locations. The Company is not aware of any releases for which it may be liable under CERCLA or any analogous provision.

      Actions by federal, state and local governments in the United States and abroad concerning environmental matters could result in laws or regulations that could increase the cost of producing the products manufactured by the Company or otherwise adversely affect demand for its products. For example, certain local governments have adopted ordinances prohibiting or restricting the use or disposal of certain polypropylene products. Widespread adoption of such prohibitions or restrictions could adversely affect demand for the Company's products and thereby have a material adverse effect upon the Company. In addition, a decline in consumer preference for polypropylene products due to environmental considerations could have a material adverse effect upon the Company.

      Most of the Company's manufacturing processes are mechanical and are therefore considered to be environmentally benign. Polypropylene resins are readily recyclable, and the Company recycles post-industrial waste for certain of the its products. In addition, each of the Company's manufacturing sites has equipment and procedures for reclaiming a majority of internally generated scrap, thus reducing the amount of waste sent to local landfills. As a result, the Company does not currently anticipate any material adverse effect on its operations, financial condition or competitive position as a result of its efforts to comply with environmental requirements. Some risk of environmental liability is inherent, however, in the nature of the Company's business, and there can be no assurance that material environmental liabilities will not arise. It is also possible that future developments in environmental regulation could lead to material environmental compliance or cleanup costs.

PROPERTIES

      The Company operates the following principal domestic manufacturing and distribution facilities. All of the Company's owned properties are subject to liens in favor of the lenders under the Credit Facility.

                                                                        APPROXIMATE
                                                                     SQUARE FOOTAGE OF    OWNED OR
      LOCATION                        PRINCIPAL FUNCTION                  FACILITY         LEASED
---------------------          --------------------------------      -----------------    --------
Chickamauga, Georgia           Manufacturing of carpet backing,            738,800        Owned
                               geotextiles and fibers

Dalton, Georgia                Distribution center and multi-              216,000        Owned
                               product warehouse

Ringgold, Georgia              Manufacturing of geotextiles                183,750        Owned

Chattanooga, Tennessee         Manufacturing of specialty yarns            126,432        Owned

Alto, Georgia                  Manufacturing of certain yarns               92,400        Owned

Dalton, Georgia                Needlepunching of carpet backing             44,945        Owned

Gainesville, Georgia           Manufacturing of certain fabrics            200,000        Leased

Dalton, Georgia                Woven, nonwoven and geotextile              185,000        Leased
 124 Keene Street              warehouse

Dalton, Georgia                Geosynthetic products and fiber             168,000        Leased
 120 Keene Street              warehouse

Chickamauga, Georgia           Manufacturing of carpet backing,            143,736        Leased
                               geotextiles and fibers

Dalton, Georgia                Specialty yarn warehouse                    104,827        Leased
 Cleveland Highway

Cornelia, Georgia              Assembly of certain fabrics                  76,000        Leased

Westside, Georgia              Carpet backing warehouse                     86,440        Leased

Dalton, Georgia                Carpet backing warehouse                     85,000        Leased
 North Dug Gap

Dalton, Georgia                Geosynthetic products warehouse              36,000        Leased
 Florence

Dalton, Georgia                Geosynthetic products warehouse              31,500        Leased
 1408 Coronet

Claremont, North Carolina      Nonwoven fabrics warehouse                   14,000        Leased

Tupelo, Mississippi            Nonwoven fabrics warehouse                   13,500        Leased

Chattanooga, Tennessee         Corporate support offices                     4,800        Leased
                                                                         ---------
 Total                                                                   2,551,130
                                                                         =========

ORDER BACKLOG

      The Company generally sells its products pursuant to customer orders which are satisfied either out of inventory or by the manufacture and shipment of the product promptly following receipt of an order. Accordingly, the dollar amount of backlog orders believed to be firm is not significant or indicative of the Company's future sales and earnings.

EMPLOYEES

      As of September 30, 1996, the Company employed 2,212 persons in the United States, of whom 458 were salaried employees and the remainder were hourly employees. None of the Company's employees are unionized. The Company has never experienced any strikes and believes its relations with employees to be satisfactory. The Company employs 13 persons in the United Kingdom.

PATENTS AND TRADEMARKS

      The Company owns or is licensed under several United States and foreign patents. While these patents are helpful to the Company's business, it is believed that a loss of patent exclusivity would not be materially adverse to the Company's business.

      The Company has registered several of its trademarks, including FIBERGRIDS(R), FIBERMESH(R) and LANDLOK(R), with the United States Patent and Trademark office and with several foreign trademark offices.

CLAIMS AND LEGAL PROCEEDINGS

      The Company and its subsidiaries are parties to litigation arising out of their business operations. Most of such litigation involves claims for personal injury, property damage, breach of contract and claims involving employee relations and certain administrative proceedings. The Company believes such claims are adequately covered by insurance or do not involve a risk of material loss to the Company.

      The General Partner, Synthetic Management G.P., Leonard Chill, Jon P. Beckman, W. Wayne Freed, Ralph Kenner, W. Gardner Wright, Chill Investments, Inc., Beckman Investments, Inc., Freed Investments, Inc., Kenner Investments, Inc. and Wright Investments, Inc., as defendants, and the Partnership, as a nominal defendant, have been named in two putative class action lawsuits filed by a limited partner of the Partnership on behalf of himself, the other limited partners and the Partnership. In the first action, filed on February 11, 1997 in the Delaware Court of Chancery, the plaintiff has alleged, among other things, breach of the defendants' fiduciary duty to achieve the highest possible value for the limited partners in connection with the November 1, 1996 Common Stock Offering of the Company by failing to explore alternative transactions that could potentially threaten their positions with and control over the Company and the benefits derived therefrom. The plaintiff seeks, among other things, removal of the General Partner, dissolution of the Partnership, appointment of a receiver, rescission of certain stock option grants and employment agreements and compensatory damages in an undetermined amount. On April 11, 1997, defendants filed a motion to dismiss the complaint, which motion is currently being briefed. The second lawsuit was filed in the U.S. District Court of the Northern District of California on May 1, 1997. In connection with a letter sent by the General Partner to the limited partners, the plaintiff has alleged that the defendants have violated federal securities laws by mailing a proxy solicitation to the limited partners without first filing with the Commission, mailing out the solicitation without filing or disseminating a proxy statement and failing to disclose numerous material facts in the solicitation. The complaint seeks an injunction to remedy the alleged violations of securities regulations and a declaratory judgment stating that the defendants violated securities regulations. On May 23, 1997, plaintiff filed a motion for a preliminary injunction, which motion is currently being briefed. The Partnership is a principal stockholder of the Company and certain members of the Company's management control the General Partner. See "Certain Relationships and Related Transactions." The Company is not named as a defendant in either lawsuit and the Company does not believe that the ultimate resolutions will have a material adverse effect on the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

      The following table sets forth certain information concerning each of the executive officers and directors of the Company:

                NAME                      AGE                       POSITION AND OFFICES HELD
-----------------------------------    --------    ----------------------------------------------------------
Leonard Chill . . . . . . . . . . .       64       President, Chief Executive Officer and Director

W. Wayne Freed  . . . . . . . . . .       61       Vice President -- Market Development

Ralph Kenner  . . . . . . . . . . .       52       Vice President -- Manufacturing

William Gardner Wright, Jr. . . . .       68       Vice President -- General Manager Carpet Backing Division

Robert J. Breyley . . . . . . . . .       67       Vice President -- Fibermesh(R) Division

W.O. Falkenberry  . . . . . . . . .       54       Vice President -- Human Resources

C. Ted Koerner  . . . . . . . . . .       47       Vice President -- General Manager Construction/Civil
                                                   Engineering Products Group

John Michael Long . . . . . . . . .       53       Vice President -- General Manager Technical Textiles Group

Joseph Sinicropi  . . . . . . . . .       43       Chief Financial Officer and Secretary

Bobby Callahan  . . . . . . . . . .       54       Controller

Joseph F. Dana (1)(2) . . . . . . .       49       Director

Lee J. Seidler (1)  . . . . . . . .       61       Director

William J. Shortt (1) . . . . . . .       71       Director

Robert L. Voigt (1) . . . . . . . .       78       Director

____________________

(1)   Member of Compensation Committee and Audit Committee.

(2) Effective July 1, 1997, Mr. Dana will become the Chief Operating Officer and General Counsel of the Company. On ______________, 1997, Mr. Dana executed an employment agreement [with substantially the same terms as those described under " -- Employment Agreements" below].

      Directors of the Company are elected each year at the annual meeting of stockholders. The Company's officers serve at the discretion of the Board.

      Leonard Chill joined the Company in December 1973 as President and was appointed Chief Executive Officer in 1986. He has been a director since 1986. From 1967 until joining the Company, he held a number of positions with Thiokol Corporation in its Fibers Division, including that of General Manager. Mr. Chill is also the sole director and sole stockholder of one of the general partners of Synthetic Management G.P., the entity which is the sole general partner of the general partner of the Partnership. See "The Company".

      W. Wayne Freed joined the Company in 1981 and became Vice President -- Market Development in 1987. Prior thereto, he had 28 years experience in the textile industry. Mr. Freed is also the sole director and sole stockholder of one of the general partners of Synthetic Management G.P.

      Ralph Kenner has been Vice President -- Manufacturing since 1984. He joined the Company in 1974 as Director, Industrial Relations and served in that capacity until 1976. In 1976, he was appointed Plant Manager and served in that capacity until 1984. Mr. Kenner is also the sole director and sole stockholder of one of the general partners of Synthetic Management G.P.

      William Gardner Wright, Jr. was Vice President -- Marketing and Sales from 1983 to 1996 at which time he was named Vice President-General Manager of the Carpet Backing Division. From 1977 until 1983, he was President of Synca Marketing Corp., a textile sales agency which served as a sales agent for the Company's primary carpet backing, as well as the products of other manufacturers. Mr. Wright is a director of the Sun Trust Bank of Northwest Georgia. Mr. Wright is also the sole director and sole stockholder of one of the general partners of Synthetic Management G.P.

Robert J. Breyley joined the Company in 1984 and became Vice President -- Fibermesh(R) Division in December 1984. Prior thereto, he held a variety of managerial positions with Master Builders, Inc., a leading concrete admixtures supplier. During his last six years with Master Builders, he was Senior Vice President of Sales and Marketing.

      W.O. Falkenberry joined the Company in 1993 as Vice President -- Human Resources. Prior thereto, he was Director of Human Resources with the Champion Products Division of the Sara Lee Corporation from 1989 to 1993.

      C. Ted Koerner joined the Company in 1990 and became Vice President -- Construction Products Division in 1993. He was named Vice President -- General Manager of the Construction/Civil Engineering Products Group in 1995. Prior thereto, Mr. Koerner was an engineer with the Ohio Department of Transportation; a sales engineer, product supervisor and regional engineer with Armco Steel Corporation; and a sales manager with National Seal Corporation.

      John Michael Long was Vice President -- Nonwoven Fabrics from 1991 to 1996 at which time he was named Vice President -- General Manager of the Technical Textiles Group. Prior thereto, he held a variety of managerial positions with Spartan Mills, a manufacturer of nonwoven geotextile fabrics. During his last five years at Spartan, he was Vice President and General Manager.

      Joseph Sinicropi joined the Company in 1995 as Chief Accounting Officer. He was named Chief Financial Officer and Secretary in February 1996. Prior to joining the Company, he was an audit senior manager in the international accounting firm of Deloitte & Touche LLP from 1985 to 1995.

      Bobby Callahan joined the Company in 1977 and has been Controller since 1980. Prior thereto, he held a variety of financial management positions in the carpet industry.

      Joseph F. Dana has been engaged in the private practice of law for over twenty years and has been a member of the law firm Watson & Dana, LaFayette, Georgia, since its formation in 1978. Mr. Dana has served as general counsel to the Company since 1987 and has been a Director since 1993.

      Lee J. Seidler was professor of accounting and Price Waterhouse professor of auditing at New York University. Dr. Seidler was Senior Managing Director at Bear, Stearns & Co. Inc. from 1981 to 1989. He is presently associated with Bear, Stearns & Co. Inc. as Managing Director Emeritus. Dr. Seidler is a director of the Shubert Foundation, The Shubert Organization, and Players International, Inc. and has been a director of SafeCard Services, Inc. and Eastbank, N.A. He has been a Director since 1993.

      William J. Shortt retired from Johnson & Johnson in 1989. From 1977 to 1989, he was Director of Government and Trade Relations, Southeast at Johnson & Johnson. Mr. Shortt has also been a director of Standard Telephone Company, Standard Group Inc., and First National Bank of Habersham. He has been a Director since 1993.

      Robert L. Voigt served as a consultant to Dixie Yarns Inc. from 1985 until his retirement at the end of 1991. Mr. Voigt also served as a director of Dixie Yarns, Inc. from 1981 to 1987. He has been a Director since 1993.

      Each of the executive officers, except Mr. Breyley, has an Employment Agreement with the Company. There are no family relationships between any of the above officers or directors of the Company.

DIRECTORS' COMPENSATION

      Outside directors receive $15,000 per annum for services as a director and $800 per meeting attended. Directors who are members of management do not receive any meeting attendance fees or additional compensation for service as a director or service on committees of the Board. All directors are reimbursed for reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the Board and its committees on which they serve.

      Under the Company's 1994 Stock Option Plan for Non-Employee Directors (the "Directors' Plan"), Messrs. Dana, Seidler, Shortt and Voigt were granted non-qualified stock options (the "Directors' Options") to purchase 28,906, 57,813, 19,271 and 19,271 shares of Common Stock, respectively. The Directors' Plan does not provide for any further grants of options thereunder.

      The purchase price of the shares of Common Stock subject to the Directors' Options was determined by reference to the fair market value of the Common Stock, as determined by the Compensation Committee, at the time Messrs. Dana, Seidler, Shortt and Voigt became members of the Board. As of October 1, 1996, 100% of the number of shares of Common Stock subject to each Director Option are vested and are exercisable. As a Company employee, Mr. Chill is not eligible to participate in the Directors' Plan. In the event that the outstanding shares of Common Stock are changed by reason of reorganization, merger, consolidation, recapitalization, reclassification, stock split, combination or exchange of shares and the like, or dividends payable in Common Stock, an appropriate adjustment shall be made by the Committee in the aggregate number of shares of Common Stock available under the Directors' Plan and in the number of shares and price per share subject to outstanding Directors' Options. The term of each Directors' Option is ten years from the date of grant.

BOARD COMMITTEES

      The Board has established a Compensation Committee, composed of Messrs. Dana, Seidler, Shortt and Voigt, which establishes salary, incentives and other forms of compensation and administers the Company's 1994 Stock Option Plan and 1996 Stock Option Plan and other incentive compensation and benefit plans applicable to the Company's officers. The Board has also established an Audit Committee, composed of Messrs. Dana, Seidler, Shortt and Voigt, which recommends to the Board the selection of independent auditors, and reviews the scope and results of the audit and other services provided by the independent auditors.

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

      The following table sets forth information regarding the compensation paid during each of the Company's last three completed fiscal years to the Chief Executive Officer of the Company and each of the other four most highly compensated executive officers of the Company as of September 30, 1996 (collectively, the "Named Executive Officers").

                                                                                   LONG-TERM
                                                   ANNUAL COMPENSATION            COMPENSATION
                                           ----------------------------------        AWARDS
                                 FISCAL                               OTHER       ------------
                                  YEAR                               ANNUAL        SECURITIES       ALL OTHER
          NAME AND               ENDED                               COMPEN-       UNDERLYING        COMPEN-
      PRINCIPAL POSITION       SEPT. 30,   SALARY($)    BONUS($)    SATION($)     OPTIONS (#)       SATION($)
      ------------------       ---------   ---------    --------    ---------     ------------      ---------
Leonard Chill                     1996      254,871     118,119          --           --             9,924(1)
Chief Executive Officer and       1995      254,871      89,939       4,668           --            10,044(1)
President                         1994      247,447     127,260       3,989           --             9,921(1)

Ralph Kenner                      1996      145,973      55,063          --           --             4,170(2)
Vice President --                 1995      145,973      41,926       2,344           --             4,482(2)
Manufacturing                     1994      125,973      66,660       2,300           --             4,497(2)

William Gardner Wright, Jr.       1996      235,664      81,920          --           --             4,170(2)
Vice President -- General         1995      235,664      70,238         304           --             4,005(2)
Manager -- Carpet Backing         1994      235,664      99,384         339           --             4,497(2)
Division

Robert J. Breyley                 1996      141,720      48,144          --           --             4,170(2)
Vice President --                 1995      141,720      49,500          --           --             3,329(2)
Fibermesh(R) Division             1994      141,720      72,000          --           --             4,198(2)

W. Wayne Freed                    1996      152,400      37,123          --           --             4,170(2)
Vice President --Market           1995      142,000      28,267       1,808           --             4,090(2)
Development                       1994      128,544      29,969       2,109           --             3,808(2)

(1) These amounts consist of $5,424 of insurance premiums paid by the Company under a term life insurance policy in each of 1996, 1995 and 1994, and $4,500, $4,620 and $4,497 contributed by the Company under its 401(k) plan in 1996, 1995 and 1994, respectively.

(2) These amounts represent the annual contribution made by the Company under its 401(k) Plan in the respective year.

                       OPTIONS GRANTS IN LAST FISCAL YEAR

      The following table sets forth options granted to the Named Executive Officers during fiscal 1996:

                                                                                  POTENTIAL REALIZABLE VALUE AT
                                                                                     ASSUMED ANNUAL RATES OF
                                                                                    STOCK PRICE APPRECIATION
                                                INDIVIDUAL GRANTS                      FOR OPTION TERM (1)
                               -------------------------------------------------- -----------------------------
                                NUMBER OF    % OF TOTAL
                                SECURITIES    OPTIONS
                                UNDERLYING   GRANTED TO    EXERCISE OR
                                 OPTIONS    EMPLOYEES IN   BASE PRICE  EXPIRATION
             NAME              GRANTED (#)  FISCAL YEAR      ($/SH)       DATE          5%            10%
             ----              -----------  ------------   ----------- ----------    --------      --------
Leonard Chill . . . . . . . .    34,875         17.8%        $10.72     12/09/05     $235,058      $595,665

Ralph Kenner  . . . . . . . .    20,458         10.4          10.72     12/09/05      137,887       349,423

William Gardner Wright, Jr. .    20,458         10.4          10.72     12/09/05      137,887       349,423

Robert J. Breyley . . . . . .        --         --            --              --           --            --

W. Wayne Freed  . . . . . . .    20,458         10.4          10.72     12/09/05      137,887       349,423

--------------------

(1) These gains are based on arbitrary compounded rates of growth of stock prices mandated by the Securities and Exchange Commission of 5% and 10% per year from the date the option was granted over the full option term. These rates do not represent the Company's estimate or projection of future prices of the Common Stock. There is no assurance that the values that may be realized by any Named Executive Officer upon exercise of his options will be at or near the value estimated in the foregoing table.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

      The following table sets forth option exercises by and the value of the in-the-money unexercised options held at September 30, 1996:

                                                                  NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                      SHARES                     UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                                     ACQUIRED                     OPTIONS AT FY-END (1)            AT FY-END (2)
                                        ON          VALUE       ---------------------------  ---------------------------
            NAME                   EXERCISE (#)  REALIZED ($)   EXERCISABLE   UNEXERCISABLE  EXERCISABLE   UNEXERCISABLE
            ----                   ------------  ------------   -----------   -------------  -----------   -------------
Leonard Chill . . . . . . . . .         --           --           27,602         117,680       $62,933        $268,310

Ralph Kenner  . . . . . . . . .         --           --            8,353          45,518        19,045         103,781

William Gardner Wright, Jr. . .         --           --            8,353          45,518        19,045         103,781

Robert J. Breyley . . . . . . .         --           --            2,421           7,264         5,520          16,562

W. Wayne Freed  . . . . . . . .         --           --            8,353          45,518        19,045         103,781

____________________

(1) Any shares of Common Stock received upon the exercise of options are subject to "lock-up" agreements with the underwriters of the Common Stock Offering.

(2) Based on the initial public offering price ($13.00 per share) less the exercise price ($10.72 per share) payable for such shares.

EMPLOYMENT AGREEMENTS

      Each of Messrs. Chill, Freed, Kenner and Wright (the "Executives") are employed by the Company pursuant to individual employment agreements effective as of September 6, 1996 (the "Effective Date"). The term of employment under these agreements is three years from the Effective Date; provided that on each anniversary of the month following the first Effective Date, and each successive month, the term is automatically extended for one successive month, providing a minimum remaining term of two years, unless either party terminates the agreement by written notice. The current annual salaries for Messrs. Chill, Freed, Kenner and Wright pursuant to these agreements are $270,163, $161,544, $154,731 and $249,803, respectively, and are subject to annual review by the Board.

      The Company has the right to terminate the Executive's employment for "cause" or "without cause", in each case as defined in the applicable employment agreement. In the event that an Executive is terminated by the Company "without cause," other than following a "Change in Control" (as defined below), the Executive is entitled to receive his base salary at the rate in effect on the date of termination of employment for a period of two years from the date of termination, any unpaid, accrued amounts under the annual incentive plan, a pro rata payment under the annual incentive plan for the termination year, a payment equal to the three year average of incentive payments received under the Company's annual incentive plan and any stock option rights due through the end of the term. Under each employment agreement, a Change in Control occurs when (i) any person or group becomes the beneficial owner of capital stock of the Company representing 35% of all the voting stock, (ii) the members of the Board on the Effective Date cease to constitute a majority of the Board, or (iii) the Company combines with another entity and a person holds more than 35% of the voting stock of the Company or the Company's directors, as of the date immediately before such combination, constitute less than a majority of the board of directors of the combined entity.

      If the Executive is terminated by the Company "without cause" prior to the occurrence of a Change in Control and it can be shown such termination occurred in connection with, prior to or in anticipation of the Change in Control, or if the termination resulted from a Change in Control, the Executive is entitled to (i) a lump sum payment equal to two times the Executive's annual base salary and annual incentive plan for the year in which the Change in Control occurs or the prior year, whichever is greater, (ii) unpaid, accrued amounts under the annual incentive plan and a payment that equals the average of the incentive payment received by the Executive under the annual incentive plan for the immediately preceding three years and (iii) certain other supplemental insurance coverages, for a maximum of 18 months (the "Change in Control Provision"). In the event of a Change in Control, whether or not the Executive's employment continues with the Company, all options granted to such Executive under any of the Management Plans (as defined below) shall vest immediately on the date of the Change in Control.

      In the event that an Executive's employment is terminated for disability or death, the Executive (or his estate) is to be paid (a) his base salary at the rate in effect on the date of termination until the earlier of six months from the date of termination or the date of commencement of long term disability payments, if applicable, and (b) any unpaid, accrued amounts under the annual incentive plan, and will receive any stock option rights to which such Executive would otherwise be entitled. In the case of termination by reason of death, the executive is also entitled to a payment under the annual incentive plan equal to the pro rata amount due for the termination year.

OPTION PLANS

      The Company's 1994 Stock Option Plan (the "1994 Plan") was adopted by the Board upon the recommendations of a special committee consisting of Messrs. Seidler, Shortt and Voigt, and approved by the Company's sole stockholder during the fourth quarter of fiscal 1994. The Company's 1996 Stock Option Plan (the "1996 Plan") was similarly adopted on May 15, 1996, as amended as of July 31, 1996.

      Under the 1994 Plan and 1996 Plan (collectively, the "Management Plans") incentive stock options ("ISOs"), as provided in Section 422A of the Internal Revenue Code, and non-qualified stock options may be granted to any full-time employee of the Company or its subsidiaries. The maximum aggregate number of shares of Common Stock that may be issued under the 1994 Plan and 1996 Plan is 491,413 and 289,062, respectively. As of September 30, 1996, options to purchase an aggregate of 491,413 shares of Common Stock had been granted under the 1994 Plan. Of such amount, Messrs. Chill, Wright, Freed, Kenner and other key managers hold options to purchase 145,282, 53,871, 53,871, 53,871 and 130,648 shares of Common Stock, respectively. Mr. Beckman holds options for 53,871 common shares. As of September 30, 1996, the only options granted under the 1996 Plan were options to purchase 21,723 shares of Common Stock granted to Mr. Sinicropi. Options may not be granted under the Management Plans after August 28, 2004. See "Principal Stockholders".

      The purchase price of the shares of Common Stock subject to options under the Management Plans must be no less than the fair market value of the Common Stock at the date of grant, as determined by the Committee; provided, however, that the purchase price of shares of Common Stock subject to ISOs granted to any optionee who owns shares possessing more than 10% of the combined voting power of the Company or any parent or subsidiary of the Company ("Ten Percent Stockholder") must not be less than 110% of the fair market value of the Common Stock at the date of the grant. The maximum term of an option may not exceed ten years from the date of grant, except with respect to ISOs granted to Ten Percent Stockholders which must expire within five years of the date of grant.

      The Management Plans are administered by the Company's Compensation Committee. Subject to the express provisions of the Management Plans, the Compensation Committee has the discretion and authority to determine to whom from among the eligible employees an option may be granted, the time or times at which each option may be exercised, the number of shares of Common Stock subject to each option and the terms and conditions of each stock option agreement issued pursuant to the Management Plans; provided, however, that shares of Common Stock subject to any such agreement shall vest and become exercisable at a minimum rate of 25% per year over a four-year period.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

      During fiscal 1996 and 1995, the Company paid legal fees totaling approximately $232,000 and $135,000 to the law firm of Watson & Dana. Mr. Dana, a director of the Company and a member of the Compensation Committee, is a member of Watson & Dana.

                             PRINCIPAL STOCKHOLDERS

      The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as of March 31, 1997 by: (i) each stockholder known by the Company to own beneficially 5% or more of the outstanding shares of Common Stock; (ii) each director of the Company; (iii) each of the Named Executive Officers; and (iv) all executive officers and directors of the Company as a group. Unless otherwise indicated, the address for each officer, director and 5% stockholder is c/o Synthetic Industries, Inc., 309 LaFayette Road, Chickamauga, Georgia 30707.

NAME                                                NUMBER OF SHARES      PERCENT
----                                                ----------------      -------
5% STOCKHOLDERS:
Synthetic Industries, L.P.  . . . . . . . . .       5,781,250(1)           67.53%
The Crabbe Huson Group, Inc.(2) . . . . . . .         738,000(2)           8.62%

NAMED EXECUTIVE OFFICERS:
Leonard Chill . . . . . . . . . . . . . . . .          73,554(3)(4)(5)       *
W. Wayne Freed  . . . . . . . . . . . . . . .          31,453(3)(4)(5)       *
William Gardner Wright, Jr. . . . . . . . . .          31,453(3)(4)(5)       *
Ralph Kenner  . . . . . . . . . . . . . . . .          31,453(3)(4)(5)       *
Robert J. Breyley . . . . . . . . . . . . . .           5,472(4)(6)          *

DIRECTORS:
Joseph F. Dana  . . . . . . . . . . . . . . .          28,906(4)             *
Lee J. Seidler  . . . . . . . . . . . . . . .          57,813(4)             *
William J. Shortt . . . . . . . . . . . . . .          19,271(4)             *
Robert L. Voigt . . . . . . . . . . . . . . .          19,271(4)             *

All executive officers and directors as a
  group (14 persons)(5)(6)(7) . . . . . . . .         322,834              3.77%

__________

*     Less than 1.0%.

(1) Under certain conditions the Partnership has the right to cause the Company to register the sale of its shares of Common Stock. See "Certain Relationships and Related Transactions."

(2) The business address for The Crabbe Huson Group, Inc. is 121 S.W. Morrison, Suite 1400, Portland, Oregon 97204. Information regarding The Crabbe Huson Group, Inc. has been obtained by the Company from a Schedule 13G filed by The Crabbe Huson Group, Inc. with the Commission on or about April 14, 1997. The Crabbe Huson Group, Inc. does not directly own any shares of Common Stock. It has shared voting and investment power over 738,000 shares of Common Stock.

(3) Includes 9,632 shares as to which such person may be deemed to have beneficial ownership as a result of his indirect beneficial ownership of 0.1666% of a partnership interest in the Partnership.

(4) Includes shares of Common Stock subject to options exercisable within 60 days, as follows: Leonard Chill--63,923 shares; W. Wayne Freed--21,821 shares; William Gardner Wright, Jr.--21,821 shares; Ralph Kenner--21,821 shares; Robert J. Breyley--4,842 shares; Joseph F. Dana--28,906 shares; Lee J. Seidler--57,813 shares; William J. Shortt--19,271 shares; Robert
      L. Voigt--19,271 shares.

(5) Does not include 5,781,250 shares (other than the 9,632 shares described in footnote 3 above) as to which Messrs. Chill, Wright, Kenner and Freed may be deemed to have beneficial ownership by virtue of their indirect control of the Partnership. See "Certain Relationships and Related Transactions".

(6) Includes 630 shares as to which Mr. Breyley may be deemed to have beneficial ownership as a result of his indirect beneficial ownership of 0.0109% of a partnership interest in the Partnership.

(7) Does not include (i) an aggregate of 19,976 shares of Common Stock subject to options exercisable within 60 days that are owned by employees of the Company other than the executive officers and (ii) an aggregate of 280,875 shares of Common Stock subject to options that are not exercisable within 60 days that are owned by directors, officers and employees of the Company. Includes an aggregate of 38,528 shares as to which Messrs. Chill, Wright, Kenner and Freed may be deemed to have beneficial ownership as a result of their indirect beneficial ownership of 0.1666% each of a partnership interest in the Partnership.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      The General Partner is the sole general partner of the Partnership. Synthetic Management G.P. is the sole general partner of SI Management L.P. By virtue of these relationships, Synthetic Management G.P. controls the management and affairs of the Partnership and, therefore, the Company. The Partnership owns 5,781,250 shares of Common Stock, or approximately 67% of the issued and outstanding shares of Common Stock, and therefore holds the voting power to determine the outcome of all matters upon which stockholders vote.

      The general partners of Synthetic Management G.P. are the following five Delaware corporations: Chill Investments, Inc., Beckman Investments, Inc., Freed Investments, Inc., Kenner Investments, Inc. and W.G. Wright Investments, Inc. Each of Messrs. Chill, Beckman, Freed, Kenner and Wright is the sole director and the sole stockholder of one of Synthetic Management G.P.'s general partners. For further information concerning Messrs. Chill, Beckman, Freed, Kenner and Wright, see "Management--Executive Officers and Directors of the Company" and "-- Executive Compensation".

      The Company and the Partnership entered into a Registration Rights Agreement pursuant to which the Company has agreed that upon request of the Partnership the Company will register under the Securities Act and applicable state securities laws the sale of the Common Stock owned by the Partnership and as to which registration has been requested. The Company's obligation is subject to certain limitations relating to a minimum amount required for registration, the timing of a registration and other similar matters. The Company is obligated to pay any registration expenses incidental to such registration, excluding underwriters' commissions and discounts. In connection with the Common Stock Offering, the Company incurred approximately $300,000 of such registration expenses on behalf of the Partnership. The above description is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which was filed as an exhibit to the Company's Registration Statement on Form S-4 (File No. 333-________), of which this Proxy Statement/Prospectus is a part. The Partnership, however, is subject to a lock-up agreement with the underwriters of the Common Stock Offering pursuant to which the Partnership has agreed not to offer, sell, agree to sell, grant any option for the sale of or otherwise dispose of, directly or indirectly, any shares of Common Stock (or any security convertible into, exercisable for or exchangeable for Common Stock) without the consent of Bear, Stearns & Co. Inc. for a period of 270 days after November 1, 1996, and thereafter, until December 31, 1997, only pursuant to an underwritten public offering.

      Lee J. Seidler, a director of the Company, is presently associated with Bear, Stearns & Co. Inc. ("Bear Stearns") as Managing Director Emeritus and from time to time receives fees in connection with consulting and referral services to Bear Stearns, including the Common Stock Offering and the offering of $170,000,000 aggregate principal amount of 9 1/4% senior subordinated notes due 2007. Dr. Seidler has received from Bear Stearns in connection with such services approximately $200,000 since the beginning of the Company's fiscal year.

      Jon P. Beckman, a former executive officer of the Company and an affiliate of the General Partner, is being retained as a consultant to the Company. Pursuant to his consulting agreement with the Company, Mr. Beckman will receive, until January 31, 2000, or upon earlier termination of his consulting agreement, $125,000 per year and various insurance coverages, and will be authorized to exercise all stock options awarded to him, subject to applicable vesting provisions. Under this agreement, Mr. Beckman is required to provide the Company with 20 hours of consultation per month, has released the Company from any liability resulting from his employment and has also agreed not to compete against the Company.

      The Company leases office space under a five-year lease with William Gardner Wright, Jr., one of the Company's executive officers. The term of the lease expires on September 30, 1998 and the rent is approximately $4,000 per month, which the Company believes is within prevailing market rates.

      Pursuant to a licensing agreement with the Company, W. Wayne Freed, an executive officer of the Company, receives royalties related to the manufacture and sale of a certain product for which Mr. Freed owns all of the U.S. and foreign patents. Under this agreement, Mr. Freed received royalties of $3,079 and $12,269 in fiscal 1995 and 1996, respectively, and will continue to receive such royalties until 2012 or the earlier termination of the license agreement.

      See also the information and the transactions described under "Management -- Compensation Committee Interlocks and Insider Participation".


            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following is a general discussion of the anticipated material federal income tax consequences of the implementation of the Plan. This summary is based on laws, regulations, rulings and decisions now in effect, all of which
are subject to change by legislative, administrative or judicial action.   The
discussion below does not purport to address federal income tax consequences applicable to particular categories or investors, some of which (for example, financial institutions, insurance companies, foreign investors or persons who acquired their Partnership interests generally within a two-year period of the implementation of the Plan) may be subject to special rules. The Limited Partners should consult their own tax advisors in determining the federal, state, local, foreign and any other tax consequences to them of the implementation of the Plan. The Limited Partners are not indemnified for any federal income taxes or other taxes that may be imposed upon them and the imposition of any such taxes could reduce the value of the Plan to any particular Limited Partner. King & Spalding, counsel to the Partnership, ("Counsel") is of the opinion that, based upon currently applicable law, the following discussion properly describes in general the principal federal income tax consequences of the implementation of the Plan.

CLASSIFICATION AS A PARTNERSHIP

      The federal income tax consequences of the Plan depend, in part, on the entity classification of the Partnership. On December 17, 1996, the Internal Revenue Service issued Treasury Regulation Sections 301.7701-1 through 301.7701-3 (the "Check-the-Box Regulations"), thereby changing the longstanding entity classification regulations that were in effect at the time the Partnership was formed. Under the Check-the-Box Regulations, a domestic entity formed under a state limited partnership law is by default a partnership for federal income tax purposes, unless such entity elects to be taxed as a corporation. The Partnership is a limited partnership that was validly formed and recognized as a limited partnership at all times since its inception under the state limited partnership law of Delaware. The Partnership has claimed to be a partnership for federal income tax purposes since its inception, and neither the Partnership nor the General Partner has been notified that the classification of the Partnership was or is under examination by the Internal Revenue Service. The General Partner will not cause or otherwise permit the Partnership to elect to be taxable as a corporation. Based on these facts as represented by the General Partner in its individual capacity and as the general partner of the Partnership, the Partnership is a partnership for federal income tax purposes.

      This discussion takes into account Section 7704 of the Code which generally provides that "publicly traded partnerships" are taxable as corporations. Section 7704(b) of the Code defines the term "publicly traded partnership" to mean any partnership if: (i) interests in the partnership are traded on an established securities market, or (ii) interests in the partnership are readily tradeable on a secondary market (or the substantial equivalent thereof). The legislative history of Section 7704 of the Code provides that a secondary market for interests in a partnership or the substantial equivalent thereof exists if investors are readily able to buy, sell or exchange their partnership interests in a manner that is comparable, economically, to trading on established securities markets. A secondary market or substantial equivalent thereof also exists if prospective buyers and sellers otherwise have the opportunity to buy, sell or exchange interests in a partnership in a time frame and with the regularity and continuity that is comparable to more established secondary markets (e.g., where quotes are regularly available).

      The determination of whether a secondary market or substantial equivalent thereof exists is based on all of the facts and circumstances relevant in any particular case. Certain transfers are disregarded in determining whether interests in a partnership are readily tradeable on a secondary market or the substantial equivalent thereof, including (but not limited to) transfers at death, transfers between family members, transfers involving distributions from a qualified retirement plan or individual retirement account, certain material transfers between related parties, and transfers not recognized by the partnership (collectively the "Exempt Transfers"). In addition, partnership interests will not be readily tradeable on a secondary market or the substantial equivalent thereof, if any one of several other exceptions is satisfied. One of these exceptions provides that a secondary market or its equivalent will not exist if the sum of the interests in partnership capital or profits attributable to those partnership interests that are sold, redeemed, or otherwise disposed of during the partnership's taxable year does not exceed two percent of the total interests in partnership capital or profits. The Exempt Transfers, among other items, do not count towards the two-percent ceiling.

      Section 7704 of the Code does not apply to any partnership for any taxable year if (1) 90 percent or more of the gross income of the partnership for such taxable year consists of interest, dividends, or other types of qualifying income, and (2) the partnership, at all times during such year, neither is registered under the Investment Company Act of 1940, as amended, (the "1940 Act") as a management company or unit investment trust, has in effect an election under the 1940 Act to be treated as a business development company, nor is a common trust fund or similar fund excluded by Section 3(c)(3) of the 1940 Act from the definition of "investment company" that is not a common trust fund as defined under Section 584(a) of the Code (collectively referred to as the "1940 Act provisions").

      The General Partner, in its individual capacity and as the general partner of the Partnership has represented that, since the inception of the Partnership and through the Dissolution, Units have not and will not be traded on an established securities market and have not been and will not be readily tradeable on a secondary market or the substantial equivalent thereof. It has been determined that the Partnership has not met the terms of any of the 1940 Act provisions at any time and will not meet any such terms. Based on these representations and determinations, the Partnership is not taxable under
Section 7704 of the Code.

      If, for any reason, the Partnership were treated for federal income tax purposes as a corporation, the federal income tax consequences of the implementation of the Plan would be different from the description in this summary of "Certain United States Federal Income Tax Considerations." The Partnership would be required to pay federal income tax at corporate tax rates on any net gain realized upon the distribution of the Common Stock to the Partners. The Partners, including the Limited Partners that do not make a Withdrawal Election, generally would recognize gain or loss upon the distribution of Common Stock in redemption of their Units.

PRINCIPLES OF PARTNERSHIP TAXATION APPLICABLE TO THE PLAN

      Subject to exceptions not applicable to the implementation of the Plan and the discussion of Section 731(c) of the Code below, a partner does not recognize gain upon the distribution of property by a partnership to the partner, except to the extent that any money distributed exceeds the adjusted basis of the partner's interest in the partnership immediately before the distribution. The partner does not recognize loss upon any such distribution, except when only money and certain other assets not applicable to the implementation of the Plan are distributed. As a general rule, partnerships recognize no gain or loss on the distribution of any property to its partners.

      The basis of property (other than money) distributed by a partnership to a partner other than in liquidation of such partner's interest generally shall be the adjusted partnership's adjusted basis in the property immediately before the distribution but, in no event, shall exceed the distributee partner's basis of such partner's interest reduced by any money distributed in the same transaction. In the context of a liquidation of a partner's interest in a partnership, the basis of property distributed to a partner generally is an amount equal to the adjusted basis of such partner's interest in the partnership, generally determined immediately before the liquidation (adjusted to reflect any partnership tax items subsequently allocated to such partner, reduced by any money distributed by the partnership to the partner as part of the same transaction.

      Under Section 731(c) of the Code, marketable securities generally will be treated as money for purposes of determining whether partners recognize gain with respect to partnership distributions as described above. Marketable securities are defined to include, in part, (i) financial instruments that are actively traded within the meaning of Section 1092(d)(1) of the Code, (ii) financial instruments the value of which is determined substantially by reference to marketable securities, (iii) financial instruments which are readily convertible into, or exchangeable for, money or marketable securities , and (iv) any interest in an entity if, at the time the interest is distributed by the partnership, substantially all (i.e., 90 percent or more) of the assets of the entity consist of money, marketable securities or both. In addition, any interest in an entity will be treated as a marketable security but only to the extent of the value of such interest which is attributable to money, marketable securities or both, at the time the interest is distributed by the partnership. This latter provision applies only if less than 90 percent but 20 percent or more of the assets of the entity (determined by value) at the time the interest in the entity is distributed consist of money, marketable securities or both.

      The Common Stock is currently listed on the Nasdaq National Market and will be so listed when distributed by the Partnership under the Plan. Therefore, the Common Stock will be a marketable security within the meaning of
Section 731(c) of the Code at that time. Applicable Treasury Regulations provide that Section 731(c) of the Code does not apply, however, to marketable securities if the following conditions are met: (1) such securities must not have been marketable when acquired by a partnership, (2) the entity that issued the securities had no outstanding marketable securities at the time such securities were acquired by the partnership, and (3) the partnership distributes such securities within five years of the date the securities became marketable. The General Partner, in its individual capacity and as the general partner of the Partnership, and the Company each has represented that the first two of three conditions have been met. Therefore, the Partnership's distributions of the Common Stock as contemplated under the Plan qualifies for this exception to Section 731(c) of the Code, provided that the Dissolution is completed in accordance with the Plan.

      Despite qualifying for the exception discussed in the immediately preceding paragraph, the Common Stock could be a marketable security in whole or in part subject to Section 731(c) of the Code if 20 percent or more of the Company's assets consist of marketable securities, cash or both at the time the Common Stock was acquired by the Partnership or at the time it is distributed by the Partnership. The General Partner, in its individual capacity and as the general partner of the Partnership, and the Company each has represented that, at the time the Partnership acquired the Common Stock and at all times since then, the Company has not held money, marketable securities, or both having a total value equal to or exceeding 20 percent of the total value of all assets of the Company ("excessive money and marketable securities"). Each also has represented that the Company will not acquire excessive money and marketable securities prior to the completion of the plan. Provided that the Company does not acquire excessive money and marketable securities and the Partnership does not acquire money or marketable securities prior to completion of the Plan, the implementation of the Plan will not be subject to the application of Section 731(c) of the Code.

      This discussion assumes that the Dissolution will occur (1) by November 1, 2001; (2) at a time when less than 20 percent of the Company's assets consists of marketable securities, cash or both; and (3) at a time when the Partnership does not hold or own money or other marketable securities. If the Plan is approved by the Limited Partners, the Dissolution will occur as described herein, whether or not the Underwritten Sale is completed. Depending on all of the facts and circumstances, the federal income tax consequences of failing to meet these conditions may be minimal. Any gain recognized by a Limited Partner under Section 731(c) of the Code upon a later distribution of Common Stock (or other marketable securities) generally would be reduced by an amount equal to the excess of such Limited Partner's share of total net gain in the Partnership's marketable securities which would be recognized if the Partnership sold all of its marketable securities immediately before such distribution over such Limited Partner's share of such gain immediately after the distribution. In addition, although not free from doubt, the Partnership in fact may be exempt from the application of Section 731(c) of the Code as an "investment partnership" as defined therein.

TREATMENT OF COMPLETE OR PARTIAL WITHDRAWAL AND THE UNDERWRITTEN SALE

      Based on the facts described herein, the representations of the General Partner and the Company (including the representation to the effect that, at the time of each and every distribution of Common Stock, the Partnership will have no asset other than Common Stock) and the discussion above, neither the Partnership nor any Withdrawal Election Partner will recognize gain or loss with respect to the Withdrawal.

      The Withdrawal will be characterized as a retirement of the Partnership interests of those Withdrawal Election Partners who elect to withdraw their entire interests in the Partnership pursuant to the Withdrawal. Each such Withdrawal Election Partner will have a total tax basis in such Partner's allocable shares of Withdrawn Shares equal to the total tax basis of such Limited Partner's Units as determined immediately before the Withdrawal. Each Withdrawal Election Partner who does not withdraw entirely from the Partnership pursuant to the Withdrawal will have a total tax basis in such Limited Partner's allocable shares of Withdrawn Shares and Remaining Shares equal to the total tax basis of such Limited Partner's Units as determined immediately before the Withdrawal (as adjusted to reflect any Partnership tax items subsequently allocated to such Limited Partner).

      Upon the completion of the Underwritten Sale all or in part, each Withdrawal Election Partner will recognize gain equal to the excess, if any, of the amount of cash such Partner receives from the Redemption Agent over the total tax basis of such Partner's allocable shares of Withdrawn Shares sold pursuant to the Underwritten Sale or will recognize loss equal to the excess, if any, of the total tax basis of such Partner's allocable shares of Withdrawn Shares sold pursuant to the Underwritten Sale over the amount of cash such Partner receives from the Redemption Agent. Because the Partnership has held the Common Stock for longer than one year, any such gain or loss will be long-term capital gain or loss (except for particular investors the tax consequences to which are not addressed in this discussion). Each Limited Partner should consult such Partner's own tax advisor regarding the tax basis of specific Shares sold in the Underwritten Sale.

TREATMENT OF THE DISSOLUTION

      Based on the facts described herein, the representations of the General Partner and the Company (including the representation to the effect that, at the time of each and every distribution of Common Stock, the Partnership will have no asset other than Common Stock) and neither the Partnership nor any Partner will recognize gain or loss with respect to the Dissolution. The total tax basis of the Remaining Shares distributed to each Partner who does not make a Withdrawal Election will equal the total tax basis of such Partner's Units as determined immediately before the first distribution made pursuant to the Dissolution (as adjusted to reflect any Partnership tax items subsequently allocated to such Limited Partner).

TREATMENT OF REPAYMENT OF PARTNERSHIP LIABILITIES AND PLAN COSTS

      As part of the implementation of the Plan, the Partnership will repay all of its outstanding liabilities (including costs that it has incurred in connection with reviewing other options and has and will incur to implement the
Plan) by selling or transferring Shares. The use of Shares to repay such liabilities will result in the recognition of taxable gain or loss which (along with Plan costs) will be allocated to the Partners in accordance with the terms of the Partnership Agreement. Only those Limited Partners remaining in the Partnership at the time of the Partnership's repayment of its outstanding liabilities will recognize taxable gain or loss resulting from the use of Shares to repay the liabilities. Each Limited Partner should consult such Limited Partner's own tax advisor regarding the tax treatment of such gain or loss and Plan costs allocated to such Limited Partner.

OTHER MATTERS

      Neither the General Partner, the Partnership nor Counsel can guarantee that any federal income tax consequences described in this Summary will be available. An opinion of Counsel represents only such counsel's best legal judgment and relies on the accuracy and completeness of the representations of the General Partner and the Company. An opinion has no binding effect or official status of any kind, so that no assurance can be given that the opinion would be sustained by a court, if contested, or that legislative or administrative changes or court decisions may not be forthcoming which would require modifications of the statements and conclusions expressed herein. Moreover, the General Partner has not requested and will not request a private ruling from the Internal Revenue Service regarding the classification of the Partnership as a partnership for federal income tax purposes or any of the tax consequences of the Plan. The Internal Revenue Service is not precluded from challenging the tax consequences of the Plan as described above.

      EACH PARTNER ALSO SHOULD BE AWARE THAT THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR PARTNER IN LIGHT OF ITS CIRCUMSTANCES AND INCOME TAX SITUATION. FOR THESE REASONS, EACH PARTNER SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH PARTNER OF THE IMPLEMENTATION OF THE PLAN.

STATE AND OTHER TAX MATTERS

      In addition to the federal income tax consequences described in "Certain United States Federal Income Tax Considerations," the Partners should consider the foreign, state and local tax consequences of the implementation of the Plan. Foreign, state and local tax law may differ substantially from federal income tax law, and the discussion above does not describe any aspect of foreign, state or local taxation. Each Partner should consult its own tax advisor with respect to such tax matters.

                          DESCRIPTION OF CAPITAL STOCK

      The authorized capital stock of the Company currently consists of 25,000,000 shares of Common Stock, par value $1.00 per share, of which 8,656,250 shares are issued and outstanding.

COMMON STOCK

      Each share of Common Stock is entitled to share equally in dividends if, as, and when declared by the Board and, upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company available for distribution to the holders of the Common Stock.
Each holder of Common Stock is entitled to one vote per share for all purposes. The holders of Common Stock have no preemptive rights and there is no cumulative voting, redemption right or right of conversion with respect to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable. The Board is authorized to issue additional shares of Common Stock within the limits authorized by the Certificate of Incorporation and without stockholder action.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

      The Certificate of Incorporation contains provisions to indemnify the Company's directors and officers to the fullest extent permitted by the Delaware General Corporation Law (the "DGCL"), including payment in advance of a final disposition of a director's or officers' expenses and attorneys' fees incurred in defending any action, suit or proceeding. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION

      The Certificate of Incorporation requires that any action required or permitted to be taken by the Company's stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by consent in writing. The provisions requiring stockholders to take action only at a duly called annual or special meeting may be amended, altered or repealed only upon the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of voting stock of the Company.

SECTION 203 OF THE DGCL

      Generally, Section 203 of the DGCL prohibits certain Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time of the transaction in which the person became an interested stockholder, unless (i) prior to the time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (iii) at or after such time the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. A Delaware corporation may "opt out" from the application of Section 203 of the DGCL through a provision in its certificate of incorporation or by-laws. The Company has not opted out of Section 203 of the DGCL and thus is subject to this provision which could render more difficult or discourage a merger, tender offer or other similar transaction.

REGISTRATION RIGHTS

      In connection with the Common Stock Offering, the Company and the Partnership entered into a Registration Rights Agreement pursuant to which the Company agreed that upon request of the Partnership the Company will register under the Securities Act and applicable state securities laws the sale of the Common Stock owned by the Partnership and as to which registration has been requested. The Company's obligation is subject to certain limitations relating to a minimum amount required for registration, the timing of a registration and other similar matters. The Company is obligated to pay any registration expenses incidental to such registration, excluding underwriters' commissions and discounts. The above description is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which was filed as an exhibit to the Company's Registration Statement on Form S-4 (File No. 333-______), of which this Proxy Statement/Prospectus is a part. The Partnership, however, is subject to a lock-up agreement with the underwriters of the Common Stock Offering pursuant to which the Partnership agreed not to offer, sell, agree to sell, grant any option for the sale of or otherwise dispose of, directly or indirectly, any shares of Common Stock (or any security convertible into, exercisable for or exchangeable for Common Stock) without the consent of Bear, Stearns & Co. Inc. for a period of 270 days after November 1, 1996, and thereafter, until December 1, 1997, only pursuant to an underwriting public offering.

TRANSFER AGENT AND REGISTRAR

      The Transfer Agent and Registrar for the Common Stock is BankBoston.

           SUMMARY OF CERTAIN PROVISIONS OF THE PARTNERSHIP AGREEMENT

      The Partnership Agreement is the governing instrument which establishes the Partnership's right under the laws of the State of Delaware to operate under its name as a limited partnership and contains the rules under which the Partnership will be operated. Many of the principal provisions of the Partnership Agreement have been summarized elsewhere in this Proxy Statement/Prospectus under various headings, in particular under "Summary Comparison of Rights of Units and Common Stock," and certain other provisions of the Partnership Agreement are summarized below. For complete information, however, reference is made to the Partnership Agreement a copy of which has been filed as an exhibit to the Registration Statement of which this is a part.

      The following statements and other statements in this Proxy
Statement/Prospectus concerning the Partnership Agreement and related matters are merely a summary, do not purport to be complete and are subject to, and qualified in their entirety by reference to, the Partnership Agreement. Such statements in no way modify or amend the Partnership Agreement.

MANAGEMENT OF THE PARTNERSHIP; POWERS AND DUTIES OF THE GENERAL PARTNER

      The General Partner, whose express duties and responsibilities are set forth in the Partnership Agreement, has certain exclusive powers and rights, including (i) the full, complete and exclusive discretion to manage the Partnership and to control and conduct the Partnership's business, (ii) the right to execute such documents as it deems necessary or appropriate in connection with the management of the Company or other Partnership purposes and, as attorney-in-fact for each of the Limited Partners, to execute, deliver and file certain documents, including all instruments necessary to effect the dissolution of the Partnership, (iii) the power to perform or cause to be performed all of the Partnership's obligations under any agreement to which the Partnership is a party and (iv) the right to call a meeting of the Partners in connection with any matter, pursuant to the Partnership Agreement, on which the Partners may vote. The Limited Partners have no authority to participate in the management or control of the Partnership's business and have no authority or right to act for or bind the Partnership.

LIABILITY OF THE GENERAL PARTNER AND LIMITED PARTNERS TO THIRD PARTIES

      The General Partner is liable for all general obligations of the Partnership to the extent not paid by the Partnership. All decisions made for or on behalf of the Partnership by the General Partner are binding upon the Partnership.

      No Limited Partner is personally liable for the debts of the Partnership or shall be liable to pay for any loss beyond the amount of his or her Capital Contribution to the Partnership, unless, in addition to the exercise of its rights and powers as a Limited Partner, he or she takes part in the control of the business of the Partnership.

      The Delaware Revised Uniform Limited Partnership Act and the Partnership Agreement provide that, in certain circumstances, the Limited Partners may be liable to return amounts previously distributed to them.

DISSOLUTION AND LIQUIDATION

      The Partnership shall continue in full force and effect until December 31, 2035, unless terminated earlier as a result of

      (1) the sale or other disposition of all or substantially all of the assets of the Company (other than to an entity owned in whole or in part, directly or indirectly, and controlled by, the Partnership);

      (2) a determination to dissolve the Partnership by a majority in interest of the Limited Partners;

      (3) the removal, retirement, death, dissolution, insanity or resignation of a General Partner or the bankruptcy or insolvency of a General Partner which is not discharged or vacated within 90 days from the date thereof, unless all of the Limited Partners agree to continue the business of the Partnership within 120 days of the occurrence of such an event; or

      (4) the occurrence of any other event causing the dissolution of the Partnership under the laws of the State of Delaware.

      Upon dissolution of the Partnership, the Partnership's assets will applied to the payment, or providing for payment when due, of obligations of the Partnership to third parties. All remaining net assets will then be distributed among the General Partner and the Limited Partners in proportion to their respective Capital Accounts.

VOTING RIGHTS OF LIMITED PARTNERS

      The Limited Partners do not have the right to participate in the management or control of the Partnership's business. The Partnership Agreement provides, however, that the Limited Partners may, among other matters:

      (a) by vote of a majority in interest of the Limited Partners, amend the Partnership Agreement, provided that no amendment may alter or modify the percentage or allocation of distributions to which Partners are entitled, amend the specific rights granted therein to the Limited Partners or, without the consent of the Partners so affected, alter or modify the rights, obligations, and liabilities of the Partners, or increase the required capital contribution of the Partners;

      (b) by vote of two-thirds in interest of the Limited Partners, approve or disapprove the sale of all or substantially all of the Partnership's assets;

      (c) by vote of a majority in interest of the Limited Partners, dissolve the Partnership; or

      (d) by vote of a majority in interest of the Limited Partners, remove any General Partner.

      The General Partner may at any time call a meeting of Limited Partners and is required to give notice of such a meeting within seven days of receipt of a written request therefor signed by ten percent or more in interest of the Limited Partners, if in receipt of certain opinions of counsel approved by the same percentage in interest of the Limited Partners as is required to take the action to which the meeting relates.

ADDITIONAL GENERAL PARTNERS

      The General Partner may at any time designate one or more persons as additional general partners, provided that the interests of the Limited Partners are not reduced thereby. The designation must comply with the provisions of the Delaware Revised Uniform Limited Partnership Act with respect to admission of an additional general partner.

REMOVAL, WITHDRAWAL, BANKRUPTCY, INSOLVENCY, DISSOLUTION, RETIREMENT OR RESIGNATION OF THE GENERAL PARTNER

      The Limited Partners may, by vote of a majority in interest, vote to remove any General Partner from the Partnership. 100% in interest of the Limited Partners must designate a successor general partner within 120 days, or the Partnership will be dissolved. In the event of the removal or voluntary withdrawal of the General Partner, the General Partner shall cease to be a general partner of the Partnership and a portion of its interest will be assigned, pro rata with the Limited Partners, to any successor general partner so that the successor general partner has not less than 1% in interest in the Partnership. Any such interest not so assigned will, at the option of the Partnership, either be converted into a special limited partner interest and retained by the General Partner or purchased by the Partnership for its appraised value in accordance with the terms of the Partnership Agreement. In the event of the bankruptcy, insolvency, dissolution, retirement or resignation of the General Partner, if 100% in interest of the Limited Partners appoint a successor general partner, the successor general partner shall succeed to the interest of the bankrupt, insolvent, dissolved, retired or resigned General Partner without compensation to the latter.

REIMBURSEMENT OF GENERAL PARTNER EXPENSES

      The Partnership will reimburse the General Partner for certain of its expenses. Such reimbursements may include reimbursement for reasonable, documented, out-of-pocket expenses incurred on behalf of the Partnership. The Partnership will not reimburse the General Partner for any expenses incurred in the ordinary courses of its business as General Partner of the Partnership, including expenses in respect of the employees of the Partnership, or for any items of general overhead.

AMENDMENTS

      In addition to amendments adopted by a majority in interest of the Limited Partners, the Partnership Agreement may be amended by the General Partner, without the consent of the Limited Partners, if (i) such amendments are required by state securities or "Blue Sky" commissioners and are for the benefit of or not adverse to the interests of the Limited Partners or (ii) the distribution and allocation provisions of the Partnership Agreement are unlikely to be respected for federal income tax purposes. Also, the power of attorney contained in the Partnership Agreement empowers the General Partner to amend the Partnership Agreement to admit additional Limited Partners into the Partnership, to increase the Capital Contribution of a Partner or to comply, in the judgment of the General Partner, with applicable law.

DESIGNATION OF TAX MATTERS PARTNER

      Pursuant to Section 6231 of the Internal Revenue Code of 1986, as amended, and the regulations thereunder and the Partnership Agreement, the General Partner is designated the "tax matters partner" for purposes of filing tax returns, representing the Partnership in connection with all examinations of the Partnership's affairs by tax authorities and making certain elections under the Code.

APPLICABLE LAW

      The Partnership Agreement shall be construed and enforced in accordance with the laws of the State of Delaware.

BOOKS AND RECORDS

      The fiscal year of the Partnership will be the year ending September 30. The books and records of the Partnership shall be maintained by the General Partner. Such books and records shall be available for reasonable inspection and examination by any Limited Partner, or any duly authorized representative of such Limited Partner.

TRANSFERABILITY OF THE UNITS

      The transfer of Units requires the written consent of the General Partner, which consent may be withheld in the complete discretion of the General Partner, except for transfer by will or intestacy. In addition, because a transfer or assignment of 50% or more of the capital and profits interests of the Partnership within a 12-month period will terminate the Partnership for Federal income tax purposes, which may result in adverse tax consequences to Limited Partners, the Partnership Agreement prohibits the transfer or assignment (except by gift or bequest) of interests if such transfer, when added to all other transfers in any 12-month period, would represent the transfer of 49% or more of the capital interests of the Partnership. If a transfer would otherwise take place but for the 49% threshold having been reached, the Partnership Agreement permits the liquidation of such interest for fair market value.

            SUMMARY COMPARISON OF RIGHTS OF UNITS AND COMMON STOCK

      The following summary compares a number of differences between ownership of Units and ownership of shares of Common Stock and the effects relating thereto. The following statements do not purport to be complete and are qualified in their entirety by reference to the Partnership Agreement and the Company's Certificate of Incorporation. See "Description of Capital Stock" and "Summary of Certain Provisions of the Partnership Agreement."

                 UNITS                                                    COMMON STOCK
                 -----                                                    ------------
                                              TRANSFERABILITY

Subject to certain limited exceptions, Units may            The Common Stock is freely transferable and is
not be transferred without the written consent of           quoted on the Nasdaq National Market.
the General Partner.  There is no established
public trading market for the Units.

                                            PERMITTED ACTIVITIES

The Partnership Agreement provides that the                 The Company's Restated Certificate of
Partnership may engage in the ownership and                 Incorporation and Bylaws contain no restrictions
operation of the Company and such other ancillary           on the activities in which the Company may engage.
and related businesses as the General Partner
shall deem desirable.

                                            FINANCIAL REPORTING

The Partnership is subject to the reporting                 The Company is subject to the reporting
requirements of the Exchange Act.  The Partnership          requirements of the Exchange Act, and its
must also prepare and provide to its Partners               Shareholders receive reports prepared in
statutorily required tax information.                       accordance with the rules and regulations of the
                                                            Commission.

                                   TAXATION, DISTRIBUTIONS AND DIVIDENDS

The Partnership is not a taxable entity under the           The Company is subject to federal and state income
Internal Revenue Code.  Accordingly, Partners               taxes on corporate income.  Shareholders will have
report and pay federal income taxes on the basis            taxable income from the Company's operations to
of their distributive share of partnership income,          the extent that taxable dividends are declared and
gains, losses, credits and deductions, if any,              paid on the Common Stock.  The Bylaws of the
whether or not any cash distributions are actually          Company provide that the Board of Directors has
made.  The Partnership Agreement provides that,             the authority to declare dividends as and when
other than in  connection with a sale of all or             they deem it to be expedient to the extent
substantially all of the assets of, or the                  permitted by law.  To date, the Company has not
liquidation of, the Partnership, the General                declared or paid any cash or other dividends on
Partner has the authority to determine the amount           the Common Stock and intends for the foreseeable
available for distribution to the Partners.                 future to retain its earnings to finance the
Distributions, if any, generally are made 1% to             development of its business and for repayment of
the General Partner and 99% to Limited Partners             debt.
until Limited Partners are provided with a 6% per
annum compounded return on their adjusted
aggregate capital contributions, and thereafter
30% to the General Partner and 70% to Limited
Partners.  The General Partner has not made any
such distributions in the past.

                 UNITS                                                    COMMON STOCK
                 -----                                                    ------------
                                               VOTING RIGHTS

The General Partner controls the business of the            Each share of Common Stock entitles its holder to
Partnership.  Limited Partners may not participate          cast one vote on matters as to which voting is
in the management of the Partnership without                permitted or required by the Delaware General
jeopardizing their limited liability.  Limited              Corporation Law, including the election of
partners have, however, certain enumerated rights,          directors, amendments to the Company's Restated
such as the removal and replacement of the General          Certificate of Incorporation and mergers and other
Partner.  Amendments to the Partnership Agreement           extraordinary transactions.  Generally, matters
and removal of the General Partner require the              requiring the vote of the Common Stock are
affirmative vote of Limited Partners holding a              approved by the affirmative vote of the holder of
majority of outstanding Units.  The approval of             a majority of the shares of Common Stock at a
two-thirds of the outstanding Units is required             meeting of stockholders at which a quorum is
for the sale or other disposition of all or                 present.
substantially all of the assets of the
Partnership.

                                            LIMITED LIABILITY

Limited Partners' liability with respect to the             Shares of Common Stock are fully paid and
activities of the Partnership is generally limited          nonassessable.  Stockholders do not have personal
to their original capital contributions.  In                liability for the obligations of the Company.
certain circumstances, they may be liable for
amounts distributed or returned to them.

                                            CHANGE OF CONTROL

There is no provision in the Delaware Revised               The Company, as a Delaware corporation, is subject
Uniform Limited Partnership Act comparable to the           to Section 203 of the Delaware General Corporation
provisions contained in Section 203 of the                  Law, which prohibits business combinations with
Delaware General Corporation Law, or in the                 interested stockholders for a period of three
Partnership Agreement that restricts change of              years following the date such stockholder became
control transactions with Partners.  Changes in             an owner of 15% or more of the outstanding voting
management can be effected only by removal of the           stock of the Company.  The Company's Restated
General Partner.                                            Certificate of Incorporation prohibits
                                                            stockholders acting by written consent, which may
                                                            impede a takeover attempt.  The Company has no
                                                            other provision in its Restated Certificate of
                                                            Incorporation or its Bylaws with an antitakeover
                                                            effect.

                                              INDEMNIFICATION

The Delaware Revised Uniform Limited Partnership            The Delaware General Corporation Law, Section 145,
Act, Section 17-108, states that a limited                  permits a corporation to indemnify any person who
partnership has the power to indemnify any partner          is or is threatened to be made a party to any suit
or person unless restricted by its partnership              due to the fact that such person is a director,
agreement.                                                  officer, employee or agent acting on behalf of
                                                            such corporation, subject to a determination by
The Partnership Agreement generally provides for            the Board of Directors that such person has met
the indemnification of the General Partner and its          certain standards of conduct.
affiliates, provided such person's actions were
determined in good faith to be in the best                  The Company's Restated Certificate of
interest of the Partnership and did not involve             Incorporation and Bylaws provide for the
negligence or misconduct.                                   indemnification of any director, officer, employee
                                                            or agent of the Company to the fullest extent
                                                            permitted by applicable law.

                 UNITS                                                    COMMON STOCK
                 -----                                                    ------------
                                              FIDUCIARY DUTIES

Under Delaware law, and subject to the terms of             Under the Delaware General Corporation Law, a
the Partnership Agreement, the General Partner has          director of a corporation must perform his or her
fiduciary duties of good faith, loyalty and fair            duties as a director in good faith and with that
dealing to Limited Partners in the management of            degree of care which an ordinarily prudent person
Partnership affairs.                                        in a like position would use under similar
                                                            circumstances.

                              REMOVAL OF THE GENERAL PARTNER OF THE PARTNERSHIP
                                        AND DIRECTORS OF THE COMPANY

The General Partner may be removed by an                    Delaware General Corporation Law provides that any
affirmative vote of Limited Partners holding a              director or the entire Board of Director may be
majority of Units.  In such event, Limited                  removed, with or without course, by the holders of
Partners holding all of the outstanding Units may           a majority of the shares then entitled to vote at
designate a successor general partner or the                an election of directors.
Partnership will be dissolved.

                                RIGHT TO CALL MEETINGS AND SUBMIT PROPOSALS

The Partnership Agreement provides that meetings            The Company's charter documents, as permitted by
of the Partners may be called by Limited Partners           the Delaware General Corporation Law, do not
holding more than 10% of the outstanding Units for          authorize stockholders to request a meeting of the
any matter on which the Partners may vote provided          Company.  Stockholders may submit proposals for
that the Partnership receives certain opinions of           consideration only at annual meetings and, in
counsel regarding the legality of the action, and           addition to complying with federal securities laws
that the action would not affect either the                 and other laws, must deliver notice to the
Limited Partners' limited liability or the                  Secretary of the Company, or such notice must be
Partnership's tax status.  Limited Partners                 mailed and received at the principal executive
holding a majority of the outstanding Units may             offices of the Company, within 10 days following
propose, subject to certain limitations,                    the day on which notice of the date of the annual
amendments to the Partnership Agreement.                    meeting was mailed or public disclosure of the
                                                            date of the meeting was made.  A stockholder's
                                                            notice must set forth as to each matter the
                                                            stockholder proposes (a) a brief description of
                                                            the business desired to be brought before the
                                                            annual meeting and the reasons for conducting such
                                                            business at the annual meeting, (b) the name and
                                                            address of the stockholder proposing such
                                                            business, (c) the class and number of shares of
                                                            the Company that are beneficially owned by the
                                                            stockholder, and (d) any material interest of the
                                                            stockholder in such business.

                                              LIQUIDATION RIGHTS

Upon liquidation of the Partnership, Limited                In the event of a liquidation of the Company, the
Partners share in any assets available for                  holders of Common Stock are entitled to share
distribution in accordance with the applicable              ratably in any assets of the Company remaining
provisions of the Partnership Agreement.  The               after creditors have been paid or provided for.
liquidation provisions generally provide that the           The dissolution of the Company may be proposed
assets of the Partnership remaining after payment           only by the Board of Directors of the Company by
of or providing for its debts and liabilities will          adopting a resolution approving a proposal to
be distributed to the General Partner                       dissolve the Company and

                 UNITS                                                    COMMON STOCK
                 -----                                                    ------------
and the Limited Partners in accordance with their            proposing such dissolution to the stockholders at
respective capital account balances.  Limited                a meeting of stockholders.  The Company will be
Partners holding a majority of the outstanding               dissolved if a majority of the outstanding shares
Units may, by written consent, determine to                  of Common Stock are voted for such proposal.
dissolve the Partnership.

                                      LIMITS ON MANAGEMENT'S LIABILITY

The General Partner is generally liable to third            The Company's Restated Certificate of
parties for all debts and obligations of the                Incorporation, as permitted by the Delaware
Partnership.  The Partnership Agreement provides            General Corporate Law, eliminates the monetary
that the General Partner or its affiliates will             liability of the Company's directors for a breach
not have any liability to the Partnership or the            of their fiduciary duty as directors, except for
Limited Partners for any losses or liabilities,             liability (i) for any breach of the director's
provided such person's actions are determined in            duty of loyalty to the Company or its
good faith to be in the best interest of the                stockholders, (ii) for acts or omissions not in
Partnership and do not involve negligence or                good faith or that involve intentional misconduct
misconduct.                                                 or a knowing violation of law, (iii) under Section
                                                            174 of the Delaware General Corporation Law (which
                                                            provides for liability of directors for unlawful
                                                            payment of dividends or unlawful stock purchases
                                                            or redemptions), or (iv) for any transaction from
                                                            which the director derived an improper personal
                                                            benefit.

                                               APPRAISAL RIGHTS

Neither the Partnership Agreement nor the Delaware          Under the Delaware General Corporation Law, a
Revised Uniform Limited Partnership Act provides            holder of Common Stock who does not vote in favor
for rights similar to the appraisal rights of the           of a merger or consolidation of the Company may,
Common stock under the Delaware General                     upon compliance with certain procedures, be
Corporation Law.                                            entitled to receive the fair value of the shares
                                                            in cash in lieu of the consideration that would
                                                            otherwise be received in the merger or
                                                            consolidation.  Appraisal rights are not available
                                                            in certain mergers, including (a) mergers in which
                                                            the Company is the surviving corporation and no
                                                            vote of its stockholders was required and (b)
                                                            mergers when the Common Stock was then listed on a
                                                            national securities exchange or held of record by
                                                            more than 2,000 holders and the holders of Common
                                                            Stock are not required to accept in exchange for
                                                            their shares anything other than shares of stock
                                                            of the surviving corporation that, on the
                                                            effective date of the merger, would be listed on a
                                                            national securities exchange or held of record by
                                                            more than 2,000 holders, cash in lieu of
                                                            fractional shares, or any combination thereof.

                                 LEGAL MATTERS

      Certain legal matters in connection with the Plan of Withdrawal and Dissolution will be passed upon for the Company by King & Spalding, New York, New York.


                                    EXPERTS

      The Consolidated Financial Statements as of September 30, 1996 and 1995 and for each of the three fiscal years in the period ended September 30, 1996, appearing in this Proxy Statement/Prospectus and Registration Statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report thereon appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                           SYNTHETIC INDUSTRIES, INC.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS:

(1) Consolidated Financial Statements as of September 30, 1996 and 1995 and for each of the three years in the period ended September 30, 1996.

                                                                            Page
                                                                            ----
             Independent Auditors' Report . . . . . . . . . . . . . . . . .  F-2
             Consolidated Balance Sheets  . . . . . . . . . . . . . . . . .  F-3
             Consolidated Statements of Operations  . . . . . . . . . . . .  F-4
             Consolidated Statements of Changes in Stockholder's Equity . .  F-5
             Consolidated Statements of Cash Flows  . . . . . . . . . . . .  F-6
             Notes to Consolidated Financial Statements . . . . . . . . . .  F-7

(2) Unaudited Consolidated Financial Statements as of March 31, 1997 and 1996 and for the three and six month periods then ended.

             Consolidated Balance Sheets  . . . . . . . . . . . . . . . . . F-16
             Consolidated Statements of Operations  . . . . . . . . . . . . F-17
             Consolidated Statements of Cash Flows  . . . . . . . . . . . . F-18
             Notes to Consolidated Financial Statements . . . . . . . . . . F-19

                          INDEPENDENT AUDITORS' REPORT



Board of Directors and Stockholders of
Synthetic Industries, Inc.
Chickamauga, Georgia

         We have audited the accompanying consolidated balance sheets of Synthetic Industries, Inc. and its subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Synthetic Industries, Inc. and subsidiaries at September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996 in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP

New York, New York
November 12, 1996

                 SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS
              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                              SEPTEMBER 30,
                                                                        -------------------------
                                 ASSETS                                    1996           1995
                                                                        ---------      ----------
CURRENT ASSETS:
  Cash  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $     101      $      108
  Accounts receivable, net (Note 4) . . . . . . . . . . . . . . . . . .    48,165          47,947
  Inventory (Note 5)  . . . . . . . . . . . . . . . . . . . . . . . . .    39,142          45,597
  Other current assets (Note 6) . . . . . . . . . . . . . . . . . . . .    14,655          14,708
                                                                        ---------      ----------
      TOTAL CURRENT ASSETS  . . . . . . . . . . . . . . . . . . . . . .   102,063         108,360

PROPERTY, PLANT AND EQUIPMENT, net (Note 7) . . . . . . . . . . . . . .   137,974         116,729

OTHER ASSETS (Note 8) . . . . . . . . . . . . . . . . . . . . . . . . .    84,021          87,211
                                                                        ---------      ----------

                                                                        $ 324,058      $  312,300
                                                                        =========      ==========

                  LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . . . . $  20,227      $   24,021
  Accrued expenses and other current liabilities  . . . . . . . . . . .     9,669           7,378
  Income taxes payable (Note 11)  . . . . . . . . . . . . . . . . . . .     1,407           1,455
  Interest payable  . . . . . . . . . . . . . . . . . . . . . . . . . .     6,024           6,427
  Current maturities of long-term debt (Note 9) . . . . . . . . . . . .       659              40
                                                                        ---------      ----------
  TOTAL CURRENT LIABILITIES . . . . . . . . . . . . . . . . . . . . . .    37,986          39,321

LONG-TERM DEBT (Note 9) . . . . . . . . . . . . . . . . . . . . . . . .   194,353         192,048

DEFERRED INCOME TAXES (Note 11) . . . . . . . . . . . . . . . . . . . .    25,875          23,175

COMMITMENTS AND CONTINGENCIES (Note 10)

STOCKHOLDERS' EQUITY (Note 3):
  Common stock (par value $1.00 per share; authorized, 25,000,000;
    issued and outstanding, 5,781,250)  . . . . . . . . . . . . . . . .     5,781           5,781
  Additional paid-in capital  . . . . . . . . . . . . . . . . . . . . .    63,519          63,519
  Cumulative translation adjustments  . . . . . . . . . . . . . . . . .        15              29
  Deficit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    (3,471)        (11,573)
                                                                        ---------      ----------

      TOTAL STOCKHOLDERS' EQUITY  . . . . . . . . . . . . . . . . . . .    65,844          57,756
                                                                        ---------      ----------

                                                                        $ 324,058      $  312,300
                                                                        =========      ==========

                See notes to consolidated financial statements.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
         (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                              FISCAL YEAR ENDED SEPTEMBER 30,
                                                       ----------------------------------------------
                                                           1996             1995            1994
                                                       ------------    -------------   --------------
Net sales . . . . . . . . . . . . . . . . . . . . . .  $    299,532    $     271,427   $      234,977
                                                       ------------    -------------   --------------
Costs and expenses:
  Cost of sales . . . . . . . . . . . . . . . . . . .       208,321          194,706          152,305
  Selling expenses  . . . . . . . . . . . . . . . . .        27,488           24,273           21,815
  General and administrative expenses . . . . . . . .        22,657           21,195           17,588
  Amortization of excess of purchase price over net
    assets acquired and other intangibles . . . . . .         2,592            2,566            2,499
                                                       ------------    -------------   --------------
                                                            261,058          242,740          194,207
                                                       ------------    -------------   --------------
  Operating income  . . . . . . . . . . . . . . . . .        38,474           28,687           40,770
                                                       ------------    -------------   --------------
Other expenses:
  Interest expense, net . . . . . . . . . . . . . . .        22,773           22,514           20,011
  Amortization of deferred financing costs  . . . . .           699              737              739
                                                       ------------    -------------   --------------
                                                             23,472           23,251           20,750
                                                       ------------    -------------   --------------
Income before provision for income taxes  . . . . . .        15,002            5,436           20,020
Provision for income taxes (Note 11)  . . . . . . . .         6,900            3,500            8,600
                                                       ------------    -------------   --------------
NET INCOME  . . . . . . . . . . . . . . . . . . . . .  $      8,102    $       1,936   $       11,420
                                                       ============    =============   ==============
Net income per common share (Note 3)  . . . . . . . .  $       1.37    $         .33   $         1.93
                                                       ============    =============   ==============
Weighted average shares outstanding . . . . . . . . .     5,930,502        5,930,502        5,930,502
                                                       ============    =============   ==============


                See notes to consolidated financial statements.

                 SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                          (IN THOUSANDS OF DOLLARS)

                                                                        CUMULATIVE
                                                    ADDITIONAL PAID-    TRANSLATION
                                     COMMON STOCK     IN CAPITAL        ADJUSTMENTS        DEFICIT           TOTAL
                                     ------------   ----------------    -----------      -----------      -----------
Balance, October 1, 1993 (Note 3) . . $    5,781     $    63,519        $        52      $   (24,929)     $    44,423
Net income  . . . . . . . . . . . . .         --              --                 --           11,420           11,420
Foreign currency translation  . . . .         --              --                (26)              --              (26)
                                      ----------     -----------        -----------      -----------      -----------
Balance, September 30, 1994 . . . . .      5,781          63,519                 26          (13,509)          55,817
Net income  . . . . . . . . . . . . .         --              --                 --            1,936            1,936
Foreign currency translation  . . . .         --              --                  3               --                3
                                      ----------     -----------        -----------      -----------      -----------
Balance, September 30, 1995 . . . . .      5,781          63,519                 29          (11,573)          57,756
Net income  . . . . . . . . . . . . .         --              --                 --            8,102            8,102
Foreign currency translation  . . . .         --              --                (14)              --              (14)
                                      ----------     -----------        -----------      -----------      -----------
Balance, September 30, 1996 . . . . . $    5,781     $    63,519        $        15      $    (3,471)     $    65,844
                                      ==========     ===========        ===========      ===========      ===========

                See notes to consolidated financial statements.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS OF DOLLARS)

                                                                                YEAR ENDED SEPTEMBER 30,
                                                                     ----------------------------------------------
                                                                         1996             1995             1994
                                                                     -----------      ------------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $     8,102      $      1,936     $     11,420
Adjustments to reconcile net income to net cash provided by
  (used in) operations:
  Depreciation and amortization . . . . . . . . . . . . . . . . . .       16,299            14,937           12,390
  Deferred income taxes . . . . . . . . . . . . . . . . . . . . . .        3,400              (355)           3,830
  Provision for bad debts . . . . . . . . . . . . . . . . . . . . .        1,024             3,363              217
  Loss on disposal of equipment . . . . . . . . . . . . . . . . . .           --                --              266
  Change in assets and liabilities:   . . . . . . . . . . . . . . .
    Increase in accounts receivable . . . . . . . . . . . . . . . .       (1,247)          (12,212)          (2,861)
    Decrease (increase) in inventory  . . . . . . . . . . . . . . .        6,451           (13,076)          (7,255)
    Increase in other current assets  . . . . . . . . . . . . . . .         (647)           (1,469)            (632)
    (Decrease) increase in accounts payable . . . . . . . . . . . .       (3,801)            5,254            5,348
    Increase in accrued expenses and other current liabilities  . .        2,291               434              533
    (Decrease) increase in income taxes payable . . . . . . . . . .          (48)              973              482
    (Decrease) increase in interest payable . . . . . . . . . . . .         (403)              180              224
                                                                     -----------      ------------     ------------
        Cash provided by (used in) operating activities . . . . . .       31,421               (35)          23,962
                                                                     -----------      ------------     ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property, plant and equipment  . . . . . . . . . . .      (29,253)          (13,313)         (31,866)
                                                                     -----------      ------------     ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under term loan  . . . . . . . . . . . . . . . . . . .       19,500            11,000               --
  Repayments under term loan  . . . . . . . . . . . . . . . . . . .         (500)           (6,000)          (6,000)
  Net (repayment) borrowings under revolving credit line  . . . . .      (20,734)            8,598           13,802
  Payment of capital lease obligation and other long term debt  . .         (342)              (36)             (31)
  Deferred financing costs  . . . . . . . . . . . . . . . . . . . .         (101)             (221)              --
                                                                     -----------      ------------     ------------
        Cash (used in) provided by financing activities . . . . . .       (2,177)           13,341            7,771
        Effect of exchange rate changes on cash . . . . . . . . . .            2                (2)              (3)
                                                                     -----------      ------------     ------------
NET DECREASE IN CASH  . . . . . . . . . . . . . . . . . . . . . . .           (7)               (9)            (136)
CASH AT BEGINNING OF PERIOD . . . . . . . . . . . . . . . . . . . .          108               117              253
                                                                     -----------      ------------     ------------
CASH AT END OF PERIOD . . . . . . . . . . . . . . . . . . . . . . .  $       101      $        108     $        117
                                                                     ===========      ============     ============

SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION
  Cash paid during the year for:
    Interest  . . . . . . . . . . . . . . . . . . . . . . . . . . .  $    23,176      $     22,334     $     19,787
    Income taxes  . . . . . . . . . . . . . . . . . . . . . . . . .        3,548             2,882            3,901
SUPPLEMENTAL SCHEDULE OF NONCASH ACTIVITY
  Capital lease obligation incurred for purchase of equipment . . .  $     5,000      $         --     $         --


                See notes to consolidated financial statements.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1.       ORGANIZATION

         Synthetic Industries, Inc., a Delaware corporation (the "Company"), manufactures and markets a wide range of polypropylene-based fabric and fiber products designed for industrial applications. The Company's diverse mix of products are marketed to the floor covering, construction and technical textile markets for such end-use applications as carpet backing, geotextiles, erosion control, concrete reinforcement and furniture construction fabrics. The Company manufactures and sells more than 2,000 products in over 65 end-use markets predominantly in North America, Europe and the Far East.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany transactions and balances have been eliminated.

REVENUE RECOGNITION

         Revenue from product sales is recognized at the time of shipment.

FOREIGN CURRENCY TRANSLATION

         The assets and liabilities of foreign subsidiaries are translated at the fiscal year-end rates of exchange, and the results of operations are translated at the average rates of exchange for the years presented. Gains or losses resulting from translating foreign currency financial statements are accumulated in the cumulative translation adjustments account in the stockholder's equity section of the accompanying consolidated balance sheets.

INVENTORY

         Inventory is stated at the lower of cost, determined using the first-in, first-out method, or market.

PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is provided on the straight-line method based on estimated useful lives, as follows:

Building and improvements . . . . . . . . . . . . . . . . . . . .     25 years
Machinery and equipment . . . . . . . . . . . . . . . . . . . . .     14 years

         Leasehold improvements are amortized over the shorter of the useful life of the asset or the term of the lease. Expenses for repairs, maintenance and renewals are charged to operations as incurred. Expenditures which improve an asset or extend its useful life are capitalized. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in the results of operations.

         Capitalized interest is charged to machinery and equipment and amortized over the lives of the related assets. Interest capitalized during fiscal 1996, 1995 and 1994 was $392, $729 and $283, respectively.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


INCOME TAXES

         The Company accounts for income taxes using an asset and liability approach in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

EXCESS OF PURCHASE PRICE OVER NET ASSETS ACQUIRED

         The excess of purchase price over net assets acquired is amortized on a straight-line basis over a period of 40 years. Excess of purchase price over net assets acquired is assessed for recoverability on a regular basis. In evaluating the value and future benefits of goodwill, its carrying value would be reduced by the excess, if any, of the balance over management's best estimate of undiscounted future operating income before amortization of the related intangible assets over the remaining amortization period.

DEFERRED FINANCING COSTS AND INTANGIBLE ASSETS

         Deferred financing costs are amortized over periods from 5 to 12 years. Intangible assets consist primarily of a Fibermesh(R) trademark and patents on civil engineering products, which are amortized on a straight-line basis over 40 and 15 years, respectively.

NET INCOME PER SHARE

         Net income per share was computed by dividing net income by the weighted average number of common shares and common equivalent shares outstanding during each period, as adjusted for the stock splits. Common equivalent shares include options calculated using the treasury stock method. Retroactive restatement has been made to all share and per share amounts for the 115,741-for-1 stock split effective October 30, 1996 (Note 3).

USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

         In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long- Lived Assets to be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. SFAS No. 121 is effective for financial statements for fiscal years beginning after December 15, 1995. Management believes that the adoption of this standard will have no effect on consolidated financial position or results of operations.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


STOCK-BASED COMPENSATION

         In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" which will be effective for the Company beginning October 1, 1996. SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. The Company will account for stock-based compensation awards under the provisions of Accounting Principles Board Opinion No. 25, as permitted by SFAS No. 123. In accordance with SFAS No. 123, beginning in the fiscal year ended September 30, 1997, the Company will make pro forma disclosures relative to stock-based compensation as part of the accompanying footnotes to the consolidated financial statements.

RECLASSIFICATION OF PRIOR FINANCIAL STATEMENTS

         Certain reclassifications have been made to previous years' financial statements to conform with 1996 classifications.

3.       RECAPITALIZATION AND INITIAL PUBLIC OFFERING

         On July 31, 1996, the board of directors of the Company (the "Board") approved an amendment to the Company's Certificate of Incorporation to effect a recapitalization of the Company's Common Stock, pursuant to which the number of authorized shares of the Company's Common Stock was increased to 25,000,000 shares (the "Recapitalization"). As part of the Recapitalization, the Board approved a 115,740.74-for-1 stock split of the issued and outstanding shares of Common Stock. The Recapitalization, including the stock split, became effective immediately prior to the initial public offering. All share and per share information included in the accompanying consolidated financial statements and notes have been adjusted to give retroactive recognition to the stock split.

         On November 1, 1996, the Company sold 2,875,000 shares of Common
Stock in an underwritten public offering. The net proceeds to the Company from the sale (after payment of underwriting discounts and commissions and expenses) were approximately $34,000. The net proceeds to the Company will be used to repay certain outstanding indebtedness. Supplementary pro forma net income per share, assuming the net proceeds were used to reduce outstanding bank indebtedness as of the beginning of fiscal 1996, would have been $1.12.

4.       ACCOUNTS RECEIVABLE

         Accounts receivable are presented net of the allowances for doubtful accounts of $3,036, $4,053 and $1,201 for fiscal 1996, 1995 and 1994, respectively. Amounts written off against established allowances were $2,041, $511 and $217 for the years ended September 30, 1996, 1995 and 1994, respectively.

         Most of the Company's carpet backing sales are with customers located in Georgia. Net sales to one customer represented 18% of consolidated net sales for all three fiscal years presented.

                 SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


5.       INVENTORY

                                        SEPTEMBER 30,
                                   ------------------------
                                      1996         1995
                                   -----------  -----------
Finished goods  . . . . . . . . .  $    22,555  $    27,867

Work in progress  . . . . . . . .        7,937        5,541

Raw materials . . . . . . . . . .        8,650       12,189
                                   -----------  -----------
                                   $    39,142  $    45,597
                                   ===========  ===========

6.       OTHER CURRENT ASSETS

                                        SEPTEMBER 30,
                                   ------------------------
                                      1996         1995
                                   -----------  -----------
Prepaid supplies  . . . . . . . .  $     8,283  $     7,192

Deferred tax assets   . . . . . .        4,765        5,465

Other . . . . . . . . . . . . . .        1,607        2,051
                                   -----------  -----------
                                   $    14,655  $    14,708
                                   ===========  ===========

7.       PROPERTY, PLANT AND EQUIPMENT

                                        SEPTEMBER 30,
                                   ------------------------
                                      1996         1995
                                   -----------  -----------
Land  . . . . . . . . . . . . . .  $     4,458  $     3,511

Buildings and improvements  . . .       29,298       23,457

Machinery and equipment and
     leasehold improvements . . .      179,386      151,921
                                   -----------  -----------
                                       213,142      178,889

Accumulated depreciation  . . . .       75,168       62,160
                                   -----------  -----------
                                   $   137,974  $   116,729
                                   ===========  ===========

Depreciation expense on property, plant and equipment was $13,008, $11,634 and $9,152 in fiscal 1996, 1995 and 1994, respectively.

8.           OTHER ASSETS

                                        SEPTEMBER 30,
                                   ------------------------
                                      1996         1995
                                   -----------  -----------
Excess of purchase price over
  net assets acquired . . . . . .  $   99,818   $    99,818

Intangible assets . . . . . . . .       3,546         3,546

Deferred financing costs  . . . .      12,331        12,230
                                   -----------  -----------
                                      115,695       115,594

Accumulated amortization  . . . .      31,674        28,383
                                   -----------  -----------
                                   $   84,021   $    87,211
                                   ==========   ===========

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


  The excess of purchase price over net assets acquired arose from the purchase of the Company's Common Stock. The Company was acquired by Synthetic Industries L.P., a Delaware limited partnership (the "Partnership") on December 4, 1986. This acquisition was accounted for using the purchase method of accounting. Accordingly, the purchase price was allocated to the net assets acquired based on estimates by independent appraisals and other valuations of fair market value as of December 4, 1986, and resulted in a purchase price in excess of net assets acquired of $99,818.

         Amortization expense was $3,291, $3,303 and $3,238 in fiscal 1996, 1995 and 1994, respectively.

9.               LONG-TERM DEBT

  Long-term debt consists of the following at September 30:

                                                        1996          1995
                                                     -----------   -----------
Secured revolving credit facility (a):
  Secured revolving credit portion  . . . . . . . .  $     3,993   $    24,727
  Term loan portion . . . . . . . . . . . . . . . .       45,000        26,000
12 3/4% senior subordinated debentures (b)  . . . .      140,000       140,000
Capital lease obligation (Note 10)  . . . . . . . .        4,698            --
Other . . . . . . . . . . . . . . . . . . . . . . .        1,321         1,361
                                                     -----------   -----------
                                                         195,012       192,088
Less current portion  . . . . . . . . . . . . . . .          659            40
                                                     -----------   -----------
Total long-term portion . . . . . . . . . . . . . .  $   194,353   $   192,048
                                                     ===========   ===========

         (a)     THE SECURED REVOLVING CREDIT FACILITY

         On October 20, 1995, the Company and its lenders entered into a Fourth Amended and Restated Revolving Credit Agreement (as amended to date, the "Credit Facility"). The Company's term loan portion of the Credit Facility (the "Term Loan") was increased to $45,000. The Credit Facility has a termination date of October 20, 2001, and provides for Term Loan repayments of $10,000 in 1999 and $17,500 in each of 2000 and 2001.

         The revolving credit loan portion of the Credit Facility (the "Revolver") provides for availability based on a borrowing formula consisting of 85% of eligible accounts receivable and 50% of eligible inventory, subject to certain limitations. The maximum amount available for borrowing under the Revolver is increased to $40,000, of which $34,115 is available at September 30, 1996.

         The Credit Facility permits borrowings which bear interest, at the Company's option, (i) for domestic borrowings based on the lender's base rate plus .75% or 1.00% for Revolver or Term Loan advances, respectively (9.0% and 9.25% at September 30, 1996) or (ii) for Eurodollar borrowings, based on the Interbank Eurodollar rate at the time of conversion plus 2.5% or 2.75% for Term Loan or Revolver advances, respectively (8.0938% at September 30, 1996).

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


         The Credit Facility provides for borrowings under letters of credit of up to $3,000, which borrowings reduce amounts available under the Revolver. At September 30, 1996, there was $1,892 in letters of credit outstanding under the Credit Facility. The Company is required to pay a .375% fee on the unused portion of the commitment and an agency fee of $150 per annum.

         The Credit Facility is collateralized by substantially all of the Company's assets and contains covenants related to the maintenance of certain operating and working capital levels and limitations as to the amount of capital expenditures. The Company's ability to pay dividends on its Common Stock is restricted by both the Credit Facility and the indenture relating to the Senior Subordinated Debentures discussed below.

         (b)     SENIOR SUBORDINATED DEBENTURES

         On December 14, 1992, the Company issued $140,000 of 12 3/4% Senior Subordinated Debentures due 2002 (the "Debentures"), which represent unsecured obligations of the Company. The Debentures are redeemable at the option of the Company at any time on or after December 1, 1997, initially at 106.375% of their principal amount, together with accrued interest, with declining redemption prices thereafter. Interest on the Debentures is payable semi-annually on June 1 and December 1.

         The fair value of the Company's Debentures is estimated based on quoted market prices for the Debentures in the over-the-counter market. The estimated fair value of the Debentures at September 30, 1996 is 107.0% of their face amount, or $149,800.

         Approximate aggregate minimum annual payments due on long-term debt and the capital lease obligation, for the subsequent five years are as follows:
1997, $659; 1998, $718; 1999, $10,783; 2000, $22,347; 2001, $19,470; and
thereafter, $141,036.

10.      COMMITMENTS AND CONTINGENCIES

         (c)     LEASE COMMITMENTS

         On May 15, 1996, the Company entered into a five year capital lease for equipment which provides for payments over a five year period at an interest rate of 8.42% The Company also leases certain factory and warehouse buildings and equipment under long-term operating leases expiring through 2009.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


         Future minimum lease payments under noncancellable lease obligations at September 30, 1996 are as follows:

                                                             CAPITAL           OPERATING
YEAR                                                         LEASES             LEASES
----                                                    --------------      -------------
1997  . . . . . . . . . . . . . . . . . . . . . . . . . $          986      $       3,786
1998  . . . . . . . . . . . . . . . . . . . . . . . . .            986              2,262
1999  . . . . . . . . . . . . . . . . . . . . . . . . .            986              1,622
2000  . . . . . . . . . . . . . . . . . . . . . . . . .            986                991
2001  . . . . . . . . . . . . . . . . . . . . . . . . .          1,993                362
Thereafter  . . . . . . . . . . . . . . . . . . . . . .             --                817
                                                        --------------      -------------
Total minimum lease payments  . . . . . . . . . . . . . $        5,937      $       9,840
                                                                            =============
Less amount representing interest . . . . . . . . . . .          1,239
                                                        --------------
Present value of net minimum lease payments . . . . . .          4,698
Less  current maturities of capital lease obligation. .            614
                                                        --------------
Capital lease obligation  . . . . . . . . . . . . . . . $        4,084
                                                        ==============

         Total rental expense for the above operating leases and other short-term leases for the fiscal years 1996, 1995 and 1994 was $4,499, $3,731 and $4,684, respectively.

         (d)     CAPITAL EXPENDITURES

         In fiscal 1997, the Company plans a $40,000 expansion of its manufacturing facilities, primarily to expand capacity and to continue to reduce manufacturing costs, subject to prevailing market conditions, of which $7,084 is committed at September 30, 1996.

         (e)     LITIGATION

         The Company and its subsidiaries are parties to litigation arising out of their business operations. Most of such litigation involves claims for personal injury, property damage, breach of contract and claims involving employee relations and certain administrative proceedings. The Company believes such claims are adequately covered by insurance or do not involve a risk of material loss to the Company.

11.      INCOME TAXES

         The provision (benefit) for income taxes is as follows:

                                                                   YEAR ENDED SEPTEMBER 30,
                                                       -----------------------------------------------
                                                           1996              1995              1994
                                                       -----------        ----------        ----------
Current:
             Federal . . . . . . . . . . . . . . . . . $     2,600        $    3,180        $    3,770
             State . . . . . . . . . . . . . . . . . .         600               400             1,000
             Foreign . . . . . . . . . . . . . . . . .         300               275                --
                                                       -----------        ----------        ----------
                                                             3,500             3,855             4,770
                                                       -----------        ----------        ----------
Deferred:
             Federal . . . . . . . . . . . . . . . . .       3,200              (218)            3,405
             State . . . . . . . . . . . . . . . . . .         200              (137)              425
                                                       -----------        ----------        ----------
                                                             3,400              (355)            3,830
                                                       -----------        ----------        ----------
                                                       $     6,900        $    3,500        $    8,600
                                                       ===========        ==========        ==========

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


         A reconciliation of US income tax computed at the statutory rate and actual tax expense is as follows:

                                                                         YEAR ENDED SEPTEMBER 30,
                                                              --------------------------------------------
                                                                  1996            1995            1994
                                                              ------------    ------------    ------------
Amount computed at statutory rate . . . . . . . . . . . . .   $      5,250    $      1,900    $      7,007
State and local taxes -- less applicable federal
   income tax benefit . . . . . . . . . . . . . . . . . . .            550             270             747
Amortization of goodwill  . . . . . . . . . . . . . . . . .            873             873             871
Other nondeductible expenses  . . . . . . . . . . . . . . .            115             210             348
Other, net  . . . . . . . . . . . . . . . . . . . . . . . .            112             247            (373)
                                                              ------------    ------------    ------------
                                                              $      6,900    $      3,500    $      8,600
                                                              ============    ============    ============

         The tax effects of significant items comprising the Company's net deferred tax liability are as follows:

                                                         YEAR ENDED SEPTEMBER 30,
                                                    ----------------------------------
                                                         1996               1995
                                                    --------------     --------------
Property, plant and equipment . . . . . . . . . .   $       24,819     $       22,121
Trademarks and patents  . . . . . . . . . . . . .            1,056              1,054
                                                    --------------     --------------

Total deferred tax liabilities  . . . . . . . . .           25,875             23,175
                                                    --------------     --------------

Receivables . . . . . . . . . . . . . . . . . . .              996              1,609
Inventory . . . . . . . . . . . . . . . . . . . .              626                628
Accrued expenses  . . . . . . . . . . . . . . . .            1,829              1,581
AMT credit carryforward . . . . . . . . . . . . .            1,314              1,647
                                                    --------------     --------------

Total deferred tax assets . . . . . . . . . . . .            4,765              5,465
                                                    --------------     --------------
Net deferred tax liability  . . . . . . . . . . .   $       21,110     $       17,710
                                                    ==============     ==============


         The Company's United States income tax returns for fiscal years 1992 and 1993 have been examined and settled without material adjustment.

12.      RETIREMENT PROGRAMS

         For United States employees, the Company maintains a trusteed profit-sharing plan (the "Plan") which is qualified under Section 401(k) of the Internal Revenue Code. All full-time employees over the age of 21 who have been employed continuously for at least one year are eligible for participation in the Plan. The Company may, but has not elected to, contribute a portion of its profits to the Plan, as determined by the Board. Employer contributions vest over 1 to 5 years. The Company has elected to match employee contributions to the Plan on a 50% basis but not to exceed 3% of the employee's annual compensation. During fiscal years 1996, 1995 and 1994, the Company contributed $999, $921 and $891, respectively. The Plan provides for the Company to bear the expense of the administration of the Plan. Pension expense on the foreign plans is not significant.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


13.      STOCK OPTIONS

         In August 1994, the Company adopted a stock option plan (the "Directors' Plan"), pursuant to which non- qualified stock options to purchase an aggregate of 125,261 shares of Common Stock were granted to the four non-employee Directors of the Company at an exercise price of $6.83 per share which was determined by reference to the fair market value of the Company's equity at the time such Directors joined the Board. The stock options will be fully vested by October 1, 1996 and have a term which expires on August 4, 2004. The Directors' Plan does not provide for any further grants of options thereunder.

         In August 1994, the Company adopted a stock option plan ( the "1994 Plan") for its key employees which provides for the grant of incentive stock options, within the meaning of Section 422A of the Internal Revenue Code, and non- qualified stock options. The maximum aggregate number of shares of Common Stock that may be issued under the 1994 Plan is 491,413 shares.

         In December 1995 and 1994, stock options for 174,716 and 316,697 shares of Common Stock were granted to various employees under the 1994 Plan at an exercise price of $10.72 per share. The stock options vest and become exercisable at a rate of 25% per year over a four-year period and expire ten years from the date of grant. As of September 30, 1996, 79,173 options were exercisable under the 1994 Plan.

         In May 1996, as amended on July 31, 1996, the Company adopted a stock option plan (the "1996 Plan"), which provides for the grant of incentive stock options and non-qualified stock options to any full time employee of the Company under terms substantially the same as the 1994 Plan. The maximum number of shares of Common Stock that may be issued under the 1996 Plan is 289,062 shares. Options to purchase an aggregate of 21,723 shares have been granted at an exercise price of $10.72 per share.

         The purchase price of the shares of Common Stock subject to options under the 1994 and 1996 Plans must be no less than the fair market value of the Common Stock at the date of grant, provided, however, that the purchase price of shares of Common Stock subject to Initial Stock Offerings ("ISOs") granted to any optionee who owns shares possessing more than 10% of the combined voting power of the Company ("Ten Percent Stockholder") must not be less than 110% of the fair market value of the Common Stock at the date of grant. The maximum term of an option may not exceed ten years from the date of grant, except with respect to ISOs granted to Ten Percent Stockholders which must expire within five years of the date of grant.

14.      SUBSEQUENT EVENTS

         On February 11, 1997, the Company issued $170,000 in aggregate principal amount of 9 1/4% Senior Subordinated Notes due 2007 (the "Notes"). Most of the net proceeds from the Notes were utilized to repurchase approximately $132,600 principal amount of the Company's 12 3/4% Senior Subordinated Debentures due December 1, 2002 (the "Debentures") which were tendered in accordance with a tender offer therefor that was commenced by the Company on January 8, 1997. The Company will incur an extraordinary loss of $11,590 or $1.47 per share upon such redemption.

                 SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS
              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                          MARCH 31,        SEPTEMBER 30,
                                 ASSETS                                     1997               1996
                                                                        ------------       ------------
                                                                         (UNAUDITED)
CURRENT ASSETS:
  Cash  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $      1,190       $        101
  Accounts receivable, net of allowance for doubtful
    accounts of $3,461 and $3,036, respectively . . . . . . . . . . . .       50,645             48,165
  Inventory (Note 3)  . . . . . . . . . . . . . . . . . . . . . . . . .       61,006             39,142
  Other current assets (Note 4) . . . . . . . . . . . . . . . . . . . .       19,143             14,655
                                                                        ------------       ------------
TOTAL CURRENT ASSETS  . . . . . . . . . . . . . . . . . . . . . . . . .      131,984            102,063


PROPERTY, PLANT AND EQUIPMENT, net (Note 5) . . . . . . . . . . . . . .      154,629            137,974

OTHER ASSETS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       84,165             84,021
                                                                        ------------       ------------

                                                                        $    370,778       $    324,058
                                                                        ============       ============
                  LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . . . . $     28,686       $     20,227
  Accrued expenses and other current liabilities  . . . . . . . . . . .       10,345              9,669
  Income taxes payable (Note 7) . . . . . . . . . . . . . . . . . . . .           --              1,407
  Interest payable  . . . . . . . . . . . . . . . . . . . . . . . . . .        2,388              6,024
  Current maturities of long-term debt (Note 6) . . . . . . . . . . . .          688                659
                                                                        ------------       ------------
        TOTAL CURRENT LIABILITIES . . . . . . . . . . . . . . . . . . .       42,107             37,986

LONG-TERM DEBT (Note 6) . . . . . . . . . . . . . . . . . . . . . . . .      212,029            194,353

DEFERRED INCOME TAXES (Note 7)  . . . . . . . . . . . . . . . . . . . .       25,875             25,875
                                                                        ------------       ------------

STOCKHOLDERS' EQUITY (Note 8):
  Common stock (par value $1.00 per share; authorized, 25,000,000;
    issued and outstanding, 8,656,250 and 5,781,250 shares,
    respectively) . . . . . . . . . . . . . . . . . . . . . . . . . . .        8,656              5,781
  Additional paid-in capital (Note 8) . . . . . . . . . . . . . . . . .       94,325             63,519
  Cumulative translation adjustments  . . . . . . . . . . . . . . . . .          143                 15
  Deficit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (12,357)            (3,471)
                                                                        -------------      -------------

        TOTAL STOCKHOLDERS' EQUITY  . . . . . . . . . . . . . . . . . .       90,767             65,844
                                                                        ------------       ------------

                                                                        $    370,778       $    324,058
                                                                        ============       ============

                See notes to consolidated financial statements.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
         (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                         THREE MONTHS ENDED                     SIX MONTHS ENDED
                                              MARCH 31,                              MARCH 31,
                                      1997               1996               1997               1996
                                 -------------       -------------      -------------      -------------
Net sales . . . . . . . . . . .  $      75,358       $      64,609      $     146,215      $     129,217
                                 -------------       -------------      -------------      -------------
Costs and expenses:
  Cost of sales . . . . . . . .         51,123              46,170            101,166             96,087
  Selling expenses  . . . . . .          7,246               6,236             14,184             11,952
  General and administrative
    expenses  . . . . . . . . .          7,010               5,820             12,891             10,791
  Amortization of excess
    purchase price over net
    assets acquired and other
    intangibles . . . . . . . .            648                 648              1,296              1,296
                                 -------------       -------------      -------------      -------------
                                        66,027              58,874            129,537            120,126
                                 -------------       -------------      -------------      -------------
    Operating income  . . . . .          9,331               5,735             16,678              9,091
                                 -------------       -------------      -------------      -------------
Other expenses:
  Interest expense  . . . . . .          5,365               5,710             10,775             11,390
  Amortization of deferred
    financing costs . . . . . .            163                 175                339                348
                                 -------------       -------------      -------------      -------------
                                         5,528               5,885             11,114             11,738
                                 -------------       -------------      -------------      -------------
Income (loss) before income
tax provision (benefit) and
extraordinary item  . . . . . .          3,803                (150)             5,564             (2,647)
Income tax provision (benefit)
(Note 7)  . . . . . . . . . . .          1,643                 260              2,500               (340)
                                 -------------       -------------      -------------      -------------
Income (loss) before
extraordinary item  . . . . . .          2,160                (410)             3,064             (2,307)
Extraordinary item - Loss from
early extinguishment of debt
(net of tax benefit of $7,481)          11,950                  --             11,950                 --
                                 -------------       -------------      -------------      -------------
NET LOSS  . . . . . . . . . . .  $      (9,790)      $        (410)     $      (8,886)     $      (2,307)
                                 =============       =============      =============      =============
Net Income (loss) per share
before extraordinary item . . .  $        0.24       $       (0.07)     $        0.36      $       (0.39)
Extraordinary loss per share  .  $       (1.33)                 --              (1.42)                --
                                 =============       =============      =============      =============
Net loss per share  . . . . . .  $       (1.09)      $       (0.07)     $       (1.06)     $       (0.39)
                                 =============       =============      =============      =============
Weighted average shares
outstanding . . . . . . . . . .      8,957,155           5,930,502          8,413,922          5,930,502
                                 =============       =============      =============      =============

                See notes to consolidated financial statements.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS OF DOLLARS)
                                  (UNAUDITED)

                                                                         SIX MONTHS ENDED
                                                                             MARCH 31,
                                                                       1997             1996
                                                                  -------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss) before extraordinary item . . . . . . . . . . $       3,064    $      (2,307)
Adjustments to reconcile net (loss) income to net cash
  provided by (used in) operations:
    Depreciation and amortization of deferred financing and
      organization costs and intangibles  . . . . . . . . . . . .         9,027            8,031
    Provision for bad debts . . . . . . . . . . . . . . . . . . .           141              109
    Deferred income taxes . . . . . . . . . . . . . . . . . . . .         3,110             (490)
  Change in assets and liabilities, net of acquisition:
    Decrease in accounts receivable . . . . . . . . . . . . . . .            58            4,697
    (Increase) decrease in inventory  . . . . . . . . . . . . . .       (20,501)           4,287
    Decrease in other current assets  . . . . . . . . . . . . . .           577              900
    Increase (decrease) in accounts payable . . . . . . . . . . .         8,459           (3,110)
    Increase (decrease) in accrued expenses and other current
      liabilities . . . . . . . . . . . . . . . . . . . . . . . .           200             (397)
    Decrease in income taxes payable  . . . . . . . . . . . . . .        (1,407)          (1,207)
    Decrease in interest payable  . . . . . . . . . . . . . . . .        (3,636)            (375)
                                                                  -------------    -------------
        Cash (used in) provided by operating activities . . . . .          (908)          10,138
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property, plant and equipment  . . . . . . . . . .       (18,909)         (13,650)
  Investment in business (Note 9) . . . . . . . . . . . . . . . .        (9,354)              --
                                                                  -------------    -------------
        Cash used in investing activities . . . . . . . . . . . .       (28,263)         (13,650)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under term loan  . . . . . . . . . . . . . . . . . .            --           19,500
  Repayments under term loan  . . . . . . . . . . . . . . . . . .       (20,000)            (500)
  Net borrowings (repayments) under revolving credit line . . . .           625          (15,176)
  Issuance of 9 1/4% Senior subordinated debentures . . . . . . .       170,000               --
  Redemption of 12 3/4% Senior subordinated debentures  . . . . .      (132,597)              --
  Repayment costs on early extinguishment of debt . . . . . . . .       (15,920)              --
  Proceeds from underwritten public offering  . . . . . . . . . .        33,681               --
  Debt issuance costs . . . . . . . . . . . . . . . . . . . . . .        (5,290)             (98)
  Repayments of capital lease obligation and other
    long term debt  . . . . . . . . . . . . . . . . . . . . . . .          (323)             (19)
                                                                  -------------    -------------
    Cash provided by financing activities . . . . . . . . . . . .        30,176            3,707
    Effect of exchange rate changes on cash . . . . . . . . . . .            84              (37)
                                                                  -------------    -------------
NET INCREASE IN CASH  . . . . . . . . . . . . . . . . . . . . . .         1,089              158
CASH AT BEGINNING OF PERIOD . . . . . . . . . . . . . . . . . . .           101              108
                                                                  -------------    -------------
CASH AT END OF PERIOD . . . . . . . . . . . . . . . . . . . . . . $       1,190    $         266
                                                                  =============    =============
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:
Cash paid during the year for:
  Interest  . . . . . . . . . . . . . . . . . . . . . . . . . . . $      14,411    $      11,765
  Income taxes  . . . . . . . . . . . . . . . . . . . . . . . . .           797            1,387

                See notes to consolidated financial statements.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (IN THOUSANDS OF DOLLARS)

                 (INFORMATION AS OF MARCH 31, 1997 AND FOR THE
              PERIODS ENDING MARCH 31, 1997 AND 1996 IS UNAUDITED)

1.       ORGANIZATION

         Synthetic Industries, Inc., a Delaware corporation (the "Company"), manufactures and markets a wide range of polypropylene-based fabric and fiber products designed for industrial applications. The Company's diverse mix of products are marketed to the floor covering, construction and technical textile markets for such end-use applications as carpet backing, geotextiles, erosion control, concrete reinforcement and furniture construction fabrics. The Company manufactures and sells more than 2,000 products in over 65 end-use markets predominately in North America, Europe and the Far East. Prior to November 1, 1996, the Company was a wholly owned subsidiary of Synthetic Industries, L.P. As a result of the underwritten public offering (Note 8) on November 1, 1996, Synthetic Industries, L.P. owns approximately 67% of the Company's outstanding common stock as of March 31, 1997.

2.       INTERIM CONSOLIDATED FINANCIAL STATEMENTS

         The consolidated financial statements as of March 31, 1997 and for the periods ended March 31, 1997 and 1996 included herein have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the financial position at March 31, 1997 and 1996, and the results of operations for the three and six months then ended have been made on a consistent basis. Certain information and footnote disclosures included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although management believes that the disclosures herein are adequate to make the information presented not misleading. It is suggested that these consolidated financial statements be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996. Operating results for the three and six months ended March 31, 1997 may not necessarily be indicative of the results that may be expected for the full year.

3.       INVENTORY

                                                  MARCH 31,      SEPTEMBER 30,
                                                     1997            1996
                                                -------------    ------------
Finished goods  . . . . . . . . . . . . . . .   $      35,381    $     22,555
Work in process . . . . . . . . . . . . . . .           9,854           7,937
Raw materials . . . . . . . . . . . . . . . .          15,771           8,650
                                                -------------    ------------
                                                $      61,006    $     39,142
                                                =============    ============

4.             OTHER CURRENT ASSETS

                                                  MARCH 31,      SEPTEMBER 30,
                                                     1997            1996
                                                -------------    ------------
Prepaid supplies  . . . . . . . . . . . . . .   $       9,288    $      8,283
Deferred tax assets . . . . . . . . . . . . .           9,136           4,765
Other . . . . . . . . . . . . . . . . . . . .             719           1,607
                                                -------------    ------------
                                                $      19,143    $     14,655
                                                =============    ============

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


5.       PROPERTY, PLANT AND EQUIPMENT

                                                  MARCH 31,            SEPTEMBER 30,
                                                    1997                   1996
                                               --------------         --------------
Land  . . . . . . . . . . . . . . . . . . . .  $        4,458         $        4,458
Buildings and improvements  . . . . . . . . .          29,298         $       29,298
Machinery and equipment and leasehold
   improvements . . . . . . . . . . . . . . .         203,433                179,386
                                               --------------         --------------
                                                      237,189                213,142
Accumulated depreciation  . . . . . . . . . .          82,560                 75,168
                                               --------------         --------------
                                               $      154,629         $      137,974
                                               ==============         ==============

6.        LONG-TERM DEBT

                                                  MARCH 31,            SEPTEMBER 30,
                                                    1997                   1996
                                               --------------         --------------
Secured revolving credit facility
    Secured revolving credit portion  . . . .  $        4,618         $        3,993
    Term loan portion . . . . . . . . . . . .          25,000                 45,000
9 1/4% Senior Subordinated Notes, due 2007  .         170,000                     --
12 3/4% Senior Subordinated Debentures,
    due 2002  . . . . . . . . . . . . . . . .           7,403                140,000
Capital lease obligation  . . . . . . . . . .           4,397                  4,698
Other . . . . . . . . . . . . . . . . . . . .           1,299                  1,321
                                               --------------         --------------
                                                      212,717                195,012
Less current portion  . . . . . . . . . . . .             688                    659
                                               --------------         --------------
Total long term portion . . . . . . . . . . .  $      212,029         $      194,353
                                               ==============         ==============


         On February 11, 1997, the Company issued $170,000 in aggregate principal amount of 9 1/4% Senior Subordinated Notes due 2007 (the "Notes"), which represent unsecured obligations of the Company. The Notes are redeemable at the option of the Company at any time on or after February 15, 2002, initially at 104.625% of their amount, together with accrued interest, with declining redemption prices thereafter. Interest on the Notes is payable semi-annually on February 15 and August 15.

         In connection with the issuance of the Notes, the Company redeemed approximately $133,000 principal amount of its 12 3/4% Senior Subordinated Debentures due 2002 (the "Debentures") at a redemption price of 111.07% of the principal amount thereof. In addition, the Company repaid $20,000 of its outstanding term loan borrowings as of March 5, 1997. In connection with the early extinguishment of debt, the Company recorded an extraordinary loss of $11,950 (representing call premium and prepayment fees of $15,920 and write off of deferred financing costs of $3,511, net of an income tax benefit of $7,481) during the second quarter of fiscal 1997.

         On October 20, 1995, the Company and its lenders entered into the Fourth Amended and Restated Revolving Credit Agreement (as amended to date, the "Amended Credit Facility"). The Amended Credit Facility, with a termination date of October 1, 2001, provided for potential borrowing capacity of up to $85,000 being comprised of term loan borrowings

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


of $45,000 and a revolving credit loan portion (the "Revolver") of $40,000.
The term loan balance at March 31, 1997, was $25,000, of which $10,000 is payable in 1999 and $15,000 is payable in 2000. The Revolver provides for availability based on a borrowing formula consisting of 85% of eligible accounts receivable and 50% of eligible inventory, subject to certain limitations and reserves. These reserves include outstanding letters of credit of $1,100 and the remaining balance due under the Debentures of $7,400. Accordingly, at March 31, 1997, availability under the Revolver is $19,051.

7.       INCOME TAXES

         The provision for income taxes before extraordinary item in the consolidated statements of operations reflects the effective tax rate of 43% and 45% for the three and six months ended March 31, 1997.

         This provision reflects the non-deductibility of certain expenses for income tax purposes such as amortization of goodwill. Deferred income taxes result from temporary differences between tax bases of assets and liabilities and their reported amounts in the consolidated statements of operations.

8.       UNDERWRITTEN PUBLIC OFFERING

         On November 1, 1996, the Company sold 2,875,000 shares of Common Stock in an underwritten public offering. The net proceeds to the Company from the sale (after payment of underwriting discounts and expenses) were approximately $34,000. As a result of its underwritten public offering, the Company currently has 8,656,250 shares of Common Stock outstanding. Approximately 67% of the issued and outstanding shares of Common Stock are owned by Synthetic Industries, L.P.

9.       BUSINESS ACQUISITION

         On February 27, 1997, the Company acquired certain assets of the Spartan Technologies division of Spartan Mills for approximately $9,400. The assets will be used primarily in the manufacturing of nonwoven fabrics used in the geotextile and furniture and bedding markets. The acquisition has been accounted for using the purchase method of accounting, and, accordingly, the purchase price has been allocated to the net assets acquired (accounts receivable, inventory, and property, plant and equipment) based upon the fair market value (which approximates cost) at the date of acquisition. The operating results of the acquired business have been included in the consolidated statements of operations from the date of acquisition.

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys' fees) incurred by any officer, director, employee or agent in defending such action, provided that the director or officer undertakes to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. A corporation may indemnify such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

         A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's by-laws, agreement, vote or otherwise.

         In accordance with Section 145 of the DGCL, Article VII of the Company's Certificate of Incorporation, as amended and restated (the "Restated Certificate") provides that the Company may indemnify, to the fullest extent permitted by applicable law in effect from time to time, any person, and the estate and personal representative of any such person, against all liability and expense (including attorneys' fees) incurred by reason of the fact that such person is or was a director, officer, fiduciary, or agent of the Company, or, while serving as a director, officer, fiduciary or agent of the Company, is or was serving at the request of the Company as a director, officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of another domestic or foreign corporation or other individual or entity or of an employee benefit plan to the extent and in the manner provided in any bylaw, resolution of the directors, resolution of the stockholders, contract, or otherwise so long as such indemnification is legally permissible.

         The foregoing statements are subject to the detailed provisions of
Section 145 of the DGCL and Article VII of the Restated Certificate.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a)    Exhibits

     2.1 Acquisition Agreement dated November 21, 1986 between Synthetic Industries, Inc., Synthetic Industries Limited, Polyweave Corporation, the shareholders of Synthetic Industries, Inc., Synthetic Industries Limited and SI Holding Inc., including exhibits thereto.(1)

     2.2   Plan and Agreement of Merger dated December 4, 1986.(1)

     2.3 Asset Purchase Agreement dated October 12, 1990 between Synthetic Industries, Inc. and Chicopee.(2)

     3.1 Amended and Restated Limited Partnership Agreement of Synthetic Industries, L.P. dated as of November 11, 1986 (with all amendments thereto). (To be filed by amendment.)

     3.2 Certificate of Incorporation of Synthetic Industries, Inc. filed with the Secretary of the State of Delaware.(10)

     3.3   Amended and Restated By-Laws of Synthetic Industries, Inc.(10)

     4.1 Indenture dated as of December 14, 1992 between Synthetic Industries, Inc. and United States Trust Company of New York, Trustee, with respect to the 12 3/4% Senior Subordinated Debentures due 2002.(4)

     4.2 Supplemental Indenture dated as of October 20, 1995 between Synthetic Industries, Inc. and United States Trust Company of New York, Trustee, with respect to the 12 3/4% Senior Subordinated Debentures due 2002. (To be filed by amendment.)

     4.3 Supplemental Indenture dated as of February 11, 1997 between Synthetic Industries, Inc. and United States Trust Company of New York, Trustee, with respect to the 12 3/4% Senior Subordinated Debentures due 2002. (To be filed by amendment.)

     4.4 Indenture dated as of February 11, 1997 between Synthetic Industries, Inc. and United States Trust Company of New York, Trustee, with respect to the 9 1/4 Senior Subordinated Notes due 2007.(16)

     4.5 Registration Rights Agreement, dated as of February 11, 1997, between Synthetic Industries, Inc. and Bear, Stearns & Co. Inc.(16)

     4.6 Registration Rights Agreement, dated as of October 31, 1996, between Synthetic Industries, Inc. and Synthetic Industries, L.P.(12)

     5.1   Opinion of King & Spalding.  (To be filed by amendment.)

    10.1 Fourth Amended and Restated Revolving Credit and Security Agreement dated as of October 20, 1995 among Synthetic Industries, Inc., BankBoston and other Lenders listed on Schedule I thereto, and BankBoston, as agent on behalf of the Lenders.(9)

    10.2 Amendment No.1 to the Fourth Amended and Restated Revolving Credit and Security Agreement dated as of December 1, 1995.(9)

    10.3 Amendment No.2 to the Fourth Amended and Restated Revolving Credit and Security Agreement dated as of February 14, 1996.(11)

    10.4 Amendment No.3 to the Fourth Amended and Restated Revolving Credit and Security Agreement dated as of March 15, 1996.(9)

    10.5 US Patent No. 4,867,614, Reinforced Soil and Method (Exp. December 13, 2003).(2)

    10.6 US Patent No. 4,790,691, Fiber Reinforced Soil and Method (Exp. December 13, 2003).(2)

    10.7 US Patent No. 5,007,766, Shaped Barrier for Erosion Control and Sediment Collection (Exp. April 16, 2008).(2)

    10.8 Lease agreement dated November 22, 1971 between Murray Sobel and Synthetic Industries, Inc. (including all amendments to date).(1)

    10.9 Lease agreement dated February 13, 1969, between Murray Sobel and wife, Marcela S. Sobel, and Joseph F. Decosimo, Frank M. Thompson and Murray Sobel, Trustees and Synthetic Industries, Inc. (including all amendments to date).(1)

    10.10 Lease agreement dated December 17, 1990 between Chicopee and Synthetic Industries, Inc.(2)

    10.11 Lease agreement dated January 17, 1991 between Herchel L. Webster and Allie Ree Webster and Synthetic Industries, Inc. (the "Lumite Lease").(2)

    10.12  Amendment to the Lumite Lease dated October 1, 1992.(6)

    10.13 Consulting Agreement dated July 23, 1991 between Texpro Limitada y Cia S.C.A. and Synthetic Industries, Limited.(2)

    10.14 Supply Contract between Eastman Chemical Products, Inc. and Synthetic Industries, Inc. dated December 13, 1991.(7)

    10.15 Agreement dated September 6, 1996 between Leonard Chill and Synthetic Industries, Inc.(13)

    10.16 Agreement dated September 6, 1996 between W. Wayne Freed and Synthetic Industries, Inc.(13)

    10.17 Agreement dated September 6, 1996 between Ralph A. Kenner and Synthetic Industries, Inc.(13)

    10.18 Agreement dated September 6, 1996 between William Gardner Wright, Jr. and Synthetic Industries, Inc.(13)

    10.19 Agreement dated September 6, 1996 between John M. Long and Synthetic Industries, Inc.(13)

    10.20 Agreement dated September 6, 1996 between Charles T. Koevner and Synthetic Industries, Inc.(13)

    10.21 Agreement dated September 1, 1984 between Robert J. Breyley, Sr. and Fibermesh Company.(2)

    10.22 Agreement dated September 6, 1996 between Joseph Sinicropi and Synthetic Industries, Inc.(13)

    10.23 Agreement dated September 6, 1996 between W.O. Falkenberry and Synthetic Industries, Inc.(13)

    10.24 Agreement dated September 6, 1996 between Bobby Callahan and Synthetic Industries, Inc.(13)

    10.25  1994 Stock Option Plan for Non-Employee Directors.(8)

    10.26  1994 Stock Option Plan.(8)

    10.27  1996 Stock Option Plan.(11)

    10.28  Incentive Compensation Plan Fiscal Year 1994/1995.(11)

    10.29  Incentive Compensation Plan Fiscal Year 1995/1996.(11)

    10.30 Amendment No. 4 to the Fourth Amended and Restated Revolving Credit and Security Agreement dated as of September 27, 1996.(13)

    10.31 Amendment No. 5 to the Fourth Amended and Restated Revolving Credit and Security Agreement dated as of October 28, 1996.(14)

    10.32 Amendment No. 6 to the Fourth Amended and Restated Revolving Credit and Security Agreement dated as of January 29, 1997.(15)

    10.33 Asset Sale Agreement by and between Spartan Mills and Synthetic Industries, Inc. dated as of February 27, 1997. (To be filed by amendment.)

    10.34 Lease Agreement by and between Spartan Mills and Synthetic Industries, Inc. dated as of February 27, 1997. (To be filed by amendment.)

    10.35 Agreement and Plan of Withdrawal and Dissolution. (Incorporated by reference to Annex A to the Proxy Statement and Prospectus.)

    21.    List of Subsidiaries of Synthetic Industries, Inc.(2)

    23.1 Consent of King & Spalding (included in Exhibit 5.1). (To be filed by amendment.)

    23.2   Consent of Deloitte & Touche LLP.

    24 Powers of attorney (included on signature page of this Registration Statement).

    99.1 Press release, dated June 9, 1997, with respect to the filing of this Registration Statement.

-------------------

(1) Filed as an exhibit to the Company's Registration Statement on Form S-1 (33-11479) as filed with the Securities and Exchange Commission on January 23, 1987 and incorporated herein by reference.

(2) Filed as an exhibit to the Company's Registration Statement on Form S-1 (33-51206) as filed with the Securities and Exchange Commission on August 24, 1992 and incorporated herein by reference.

(3) Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1993 and incorporated herein by reference.

(4) Filed as an exhibit to the Company's Amendment No.3 to the Registration on Form S-1 (33-51206) as filed with the Securities and Exchange Commission on December 4, 1992 and incorporated herein by reference.

(5) Filed as an exhibit to the Partnership's Registration Statement on Form 10 (0-21548) as filed with the Securities and Exchange Commission on April 16, 1993 and incorporated herein by reference.

(6) Filed as an exhibit to the Partnership's Amendment No.1 to the Registration Statement on Form 10 (0-21548) as filed with the Securities and Exchange Commission on August 10, 1993 and incorporated herein by reference.

(7) Pursuant to an order dated October 19, 1992, the Securities and Exchange Commission granted confidential treatment with respect to certain portions of this exhibit under Rule 406 of the Securities Act of 1933, as amended.

(8) Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994 and incorporated herein by reference.

(9) Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1995 and incorporated herein by reference.

(10) Filed as an exhibit to the Company's Registration Statement on Form 8-A (0-12357) as filed with the Securities and Exchange Commission on October 24, 1996 and incorporated herein by reference.

(11) Filed as an exhibit to the Company's Registration Statement on Form S-1 (333-09377) as filed with the Securities and Exchange Commission on August 1, 1996 and incorporated herein by reference.

(12) Filed as an exhibit to Amendment No.1 to the Company's Registration Statement on Form S-1 (333-09377) as filed with the Securities and Exchange Commission on September 13, 1996 and incorporated herein by reference.

(13) Filed as an exhibit to Amendment No.2 to the Company's Registration Statement on Form S-1 (333-09377) as filed with the Securities and Exchange Commission on October 2, 1996 and incorporated herein by reference.

(14) Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996 and incorporated herein by reference.

(15) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the three months ended December 31, 1996 and incorporated herein by reference.

(16) Filed as an exhibit to the Company's Registration Statement on Form S-4 (File No. 333-23167) as filed with the Securities and Exchange Commission on March 12, 1997 and incorporated herein by reference.



ITEM 22.  UNDERTAKINGS.

         (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the forgoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into this Proxy Statement/ Prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chickamauga, State of Georgia, on the 9th day of June, 1997.


                                        SYNTHETIC INDUSTRIES, INC.

                                        By:/s/ LEONARD CHILL
                                           -------------------------------------
                                           Leonard Chill
                                           President and Chief Executive Officer


                               POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Leonard Chill and Joseph Sinicropi, and each of them, as such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any other regulatory authority, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

SIGNATURE                               TITLE                                      DATE
---------                               -----                                      ----
/s/ LEONARD CHILL                       President, Chief Executive Officer and     June 9, 1997
--------------------------------------  Director (Principal Executive Officer)
              Leonard Chill

/s/ JOSEPH SINICROPI                    Chief Financial Officer and Secretary      June 9, 1997
--------------------------------------  (Principal Financial Officer and
            Joseph Sinicropi            Principal Accounting Officer)

/s/ JOSEPH F. DANA                      Director                                   June 9, 1997
--------------------------------------
             Joseph F. Dana

/s/ LEE J. SEIDLER                      Director                                   June 9, 1997
--------------------------------------
             Lee J. Seidler

/s/ WILLIAM J. SHORTT                   Director                                   June 9, 1997
--------------------------------------
            William J. Shortt

/s/ ROBERT L. VOIGHT                    Director                                   June 9, 1997
--------------------------------------
             Robert L. Voigt

                                EXHIBIT INDEX

    23.2   Consent of Deloitte & Touche LLP.

    99.1 Press release, dated June 9, 1997, with respect to the filing of this Registration Statement.